SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

January 27, 2023

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

BANCO MACRO SA

Condensed interim financial statements as of September 30, 2022

BANCO MACRO SA
CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022
CONTENT

Cover sheet

Condensed consolidated interim financial statements
Condensed consolidated interim statement of financial position
Condensed consolidated interim statement of income
Condensed consolidated interim statement of other comprehensive income
Condensed consolidated interim statement of changes in shareholders’ equity
Condensed consolidated interim statement of cash flows

Notes to the condensed consolidated interim financial statements
Note 1: Corporate information
Note 2: Operations of the Bank
Note 3: Basis for the preparation of these financial statements and applicable accounting standards
Note 4: Contingent transactions
Note 5: Debt securities at fair value through profit or loss
Note 6: Other financial assets
Note 7: Loans and other financing
Note 8: Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss
Note 9: Other debt securities
Note 10: Equity instruments at fair value through profit or loss – Prisma Medios de Pago SA
Note 11: Fair value quantitative and qualitative disclosures
Note 12: Business combinations
Note 13: Investment in associates and joint arrangements
Note 14: Other non-financial assets
Note 15: Related parties
Note 16: Deposits
Note 17: Other financial liabilities
Note 18: Provisions
Note 19: Other non-financial liabilities
Note 20: Analysis of financial assets to be recovered and financial liabilities to be settled
Note 21: Disclosures by operating segment
Note 22: Income tax
Note 23: Commissions income
Note 24: Differences in quoted prices of gold and foreign currency
Note 25: Other operating income
Note 26: Employee benefits
Note 27: Administrative expenses
Note 28: Other operating expenses
Note 29: Additional disclosures in the statement of cash flows
Note 30: Capital stock

BANCO MACRO SA
CONDENSED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022
CONTENT (contd.)

Notes to the condensed consolidated interim financial statements (contd.)
Note 31: Earnings per share – Dividends
Note 32: Deposit guarantee insurance
Note 33: Restricted assets
Note 34: Trust activities
Note 35: Compliance with CNV regulations
Note 36: Accounting items that identify the compliance with minimum cash requirements
Note 37: Penalties applied to the entity and summary proceedings initiated by the BCRA
Note 38: Corporate bonds issuance
Note 39: Off balance sheet transactions
Note 40: Tax and other claims
Note 41: Restriction on dividends distribution
Note 42: Capital management, corporate governance transparency policy and risk management
Note 43: Changes in the Argentine macroeconomic environment and financial and capital markets
Note 44: Effects of the coronavirus (COVID–19) outbreak
Note 45: Events after reporting period
Note 46: Accounting principles – explanation added for translation into English

Condensed consolidated exhibits
Exhibit B: Classification of loans and other financing by situation and collateral received
Exhibit C: Concentration of loans and financing facilities
Exhibit D: Breakdown of loans and other financing by terms
Exhibit F: Change of property, plant and equipment
Exhibit G: Change in intangible assets
Exhibit H: Deposit concentration
Exhibit I: Breakdown of financial liabilities for residual terms
Exhibit J: Changes in provisions
Exhibit L: Foreign currency amounts
Exhibit Q: Breakdown of statement of income
Exhibit R: Value adjustment for credit losses – Allowances for uncollectibility risk

Condensed separate interim financial statements
Condensed separate interim financial statements
Notes to the condensed separate interim financial statements
Condensed separate exhibits

BANCO MACRO SA

Corporate name: Banco Macro SA

Registered office: Avenida Eduardo Madero 1182 – Autonomous City of Buenos Aires

Corporate purpose and main activity: Commercial bank

Central Bank of Argentina: Authorized as “Argentine private bank” under No. 285

Registration with the public Registry of Commerce: Under No. 1154 - By-laws Book No. 2, Folio 75 dated March 8, 1967

By-Laws expiry date: March 8, 2066

Registration with the IGJ (Superintendency of Corporations): Under No. 9777 – Corporations Book No. 119 Volume A of Sociedades Anónimas, dated October 8, 1996

Personal tax identification number: 30-50001008-4

Registration dates of amendments to By-Laws:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009, November 14, 2012, August 2, 2014, July 15, 2019.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Items	Notes	Exhibits	09/30/2022	12/31/2021
ASSETS
Cash and Deposits in Banks	11		201,060,245	286,198,757
Cash			33,589,225	44,216,243
Central Bank of Argentina			99,990,766	177,102,629
Other Local and Foreign Entities			67,470,237	64,869,212
Other			10,017	10,673
Debt Securities at fair value through profit or loss	5 and 11		179,168,900	53,818,758
Derivative Financial Instruments	11		137,969	2,152
Repo transactions	11		62,479,868	52,156,714
Other Financial Assets	6, 8 and 11	R	32,428,809	58,398,215
Loans and other financing	7, 8 and 11	B, C, D and R	508,322,478	585,138,386
Non-financial Public Sector			1,779,501	3,945,923
Other Financial Entities			938,788	2,508,135
Non-financial Private Sector and Foreign Residents			505,604,189	578,684,328
Other Debt Securities	8, 9 and 11	R	632,344,264	474,936,715
Financial Assets delivered as guarantee	11 and 33		27,258,317	29,833,871
Current Income Tax Assets	22			902,508
Equity Instruments at fair value through profit or loss	10 and 11		677,340	3,619,566
Investment in associates and joint arrangements	13		963,760	812,936
Property, plant and equipment		F	86,539,076	87,806,754
Intangible Assets		G	15,016,914	13,957,282
Deferred Income Tax Assets	22		89,904	79,367
Other Non-financial Assets	14		13,371,438	3,872,210
Non-current Assets held for sale			5,262,823	5,383,308
TOTAL ASSETS			1,765,122,105	1,656,917,499

- 1 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Items	Notes	Exhibits	09/30/2022	12/31/2021
LIABILITIES
Deposits	11 and 16	H and I	1,124,415,761	977,925,020
Non-financial Public Sector			134,772,827	93,669,657
Financial Sector			1,273,497	1,596,286
Non-financial Private Sector and Foreign Residents			988,369,437	882,659,077
Liabilities at fair value through profit or loss	11	I	667,404	2,703,232
Derivative Financial Instruments	11	I	1,896	4,206
Repo Transactions	11	I	350,517
Other Financial Liabilities	11 and 17	I	84,974,505	111,923,128
Financing received from the Central Bank of Argentina and other financial institutions	11	I	2,432,547	726,946
Issued Corporate Bonds	11 and 38	I	2,305,037	4,966,943
Current Income Tax Liabilities	22		6,732,719	583,413
Subordinated Corporate Bonds	11 and 38	I	60,993,263	69,707,975
Provisions	18	J and R	3,143,618	2,726,220
Deferred Income Tax Liabilities	22		13,176,904	9,452,983
Other Non-financial Liabilities	19		41,028,792	79,935,410
TOTAL LIABILITIES			1,340,222,963	1,260,655,476
SHAREHOLDERS’ EQUITY
Capital Stock	30		639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Adjustments to Shareholders’ Equity			145,813,896	145,813,896
Earnings Reserved			241,142,821	202,320,962
Unappropriated Retained Earnings			116,465	(14,814,298)
Accumulated Other Comprehensive Income			2,156,181	4,766,085
Net Income of the period / fiscal year			22,536,711	45,043,274
Net Shareholders’ Equity attributable to controlling interest			424,835,268	396,199,113
Net Shareholders’ Equity attributable to non-controlling interests			63,874	62,910
TOTAL SHAREHOLDERS’ EQUITY			424,899,142	396,262,023
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			1,765,122,105	1,656,917,499

The notes 1 to 46 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

- 2 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Items	Notes	Exhibits	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Interest income		Q	137,159,372	352,820,835	91,318,204	279,909,353
Interest expense		Q	(73,671,493)	(163,787,973)	(36,871,927)	(121,609,942)
Net Interest income			63,487,879	189,032,862	54,446,277	158,299,411
Commissions income	23	Q	15,840,920	48,115,963	15,862,928	45,236,572
Commissions expense		Q	(1,598,643)	(4,700,464)	(1,540,721)	(4,227,689)
Net Commissions income			14,242,277	43,415,499	14,322,207	41,008,883
Subtotal (Net Interest income + Net Commissions income)			77,730,156	232,448,361	68,768,484	199,308,294
Profit from measurement of financial instruments at fair value through profit or loss		Q	25,530,947	43,662,286	6,326,748	27,014,254
Profit or loss from sold or derecognized assets at amortized cost				(5)	2	254,689
Differences in quoted prices of gold and foreign currency	24		16,030,295	27,006,413	1,082,748	5,061,667
Other operating income	25		3,745,446	13,144,758	3,227,957	9,706,948
Allowance for loan losses			(1,425,160)	(3,432,938)	(387,164)	(817,555)
Net Operating Income			121,611,684	312,828,875	79,018,775	240,528,297
Employee benefits	26		(17,655,491)	(50,171,572)	(16,516,281)	(49,414,774)
Administrative expenses	27		(8,295,397)	(24,510,743)	(8,222,663)	(23,574,786)
Depreciation and amortization of fixed assets		F and G	(3,286,644)	(9,645,884)	(3,033,151)	(8,760,442)
Other Operating Expenses	28		(17,275,303)	(46,901,100)	(13,803,936)	(40,449,056)
Operating Income			75,098,849	181,599,576	37,442,744	118,329,239
Loss / Income from associates and joint arrangements	13		(96,673)	(196,861)	(2,366)	86,852
Loss on net monetary position			(58,335,118)	(146,302,385)	(23,457,985)	(82,627,465)
Income before tax on continuing operations			16,667,058	35,100,330	13,982,393	35,788,626
Income tax on continuing operations	22.c)		(7,784,265)	(12,565,911)	(521,701)	(8,238,252)
Net Income from continuing operations			8,882,793	22,534,419	13,460,692	27,550,374
Net Income of the period			8,882,793	22,534,419	13,460,692	27,550,374
Net Income of the period attributable to controlling interest			8,864,526	22,536,711	13,460,477	27,549,834
Net Income of the period attributable to non-controlling interest			18,267	(2,292)	215	540

- 3 -	Delfín Jorge Ezequiel Carballo Chairperson

CONSOLIDATED EARNINGS PER SHARE

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Items	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Net Profit attributable to Parent’s shareholders	8,864,526	22,536,711	13,460,477	27,549,834
Plus: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	8,864,526	22,536,711	13,460,477	27,549,834
Weighted average of outstanding common shares of the period	639,413	639,413	639,413	639,413
Plus: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares of the period adjusted as per dilution effect	639,413	639,413	639,413	639,413
Basic earnings per share (in pesos)	13.8635	35.2459	21.0513	43.0861

- 4 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Items	Notes	Exhibits	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Net Income of the period			8,882,793	22,534,419	13,460,692	27,550,374
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion			(177,530)	(736,048)	(337,335)	(952,522)
Foreign currency translation differences of the period			(177,530)	(736,048)	(337,335)	(952,522)
Profit or loss for financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			2,257,215	(1,873,856)	441,914	2,787,542
Profit or loss for the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	8,445,316	1,373,827	(470,459)	53,451
Adjustment for reclassification of period			(4,938,677)	(4,094,524)	1,133,908	4,037,847
Income tax	22.c)		(1,249,424)	846,841	(221,535)	(1,303,756)
Total Other Comprehensive Income / (Loss) that is subsequently reclassified to profit or loss			2,079,685	(2,609,904)	104,579	1,835,020
Total Other Comprehensive Income / (Loss)			2,079,685	(2,609,904)	104,579	1,835,020
Total Comprehensive Income of the period			10,962,478	19,924,515	13,565,271	29,385,394
Total Comprehensive Income attributable to controlling interest			10,944,211	19,926,807	13,565,056	29,384,854
Total Comprehensive Income / (Loss) attributable to non-controlling interest			18,267	(2,292)	215	540

The notes 1 to 46 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

- 5 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2022
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Controlling Interests	Total Non- Controlling Interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	145,813,896	996,692	3,769,393	80,442,968	121,877,994	30,228,976	396,199,113	62,910	396,262,023
Total comprehensive income of the period
- Net income of the period									22,536,711	22,536,711	(2,292)	22,534,419
Other comprehensive loss of the period					(736,048)	(1,873,856)				(2,609,904)		(2,609,904)
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 29, 2022
Legal reserve							6,045,796		(6,045,796)
Reserve for dividends pending authorization from the BCRA	31							32,776,063	(23,562,298)	9,213,765		9,213,765
Personal property tax on business corporation									(504,417)	(504,417)		(504,417)
Other changes											3,256	3,256
Amount at the end of the period		639,413	12,429,781	145,813,896	260,644	1,895,537	86,488,764	154,654,057	22,653,176	424,835,268	63,874	424,899,142

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earning	Total Controlling Interests	Total Non- Controlling Interests	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	145,813,896	2,269,370	547,530	80,442,968	194,838,512	(65,785,988)	371,195,482	4,683	371,200,165
Total comprehensive income of the period
- Net income of the period									27,549,834	27,549,834	540	27,550,374
- Other comprehensive income of the period					(952,522)	2,787,542				1,835,020		1,835,020
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2021
- Dividends	31							(21,323,677)		(21,323,677)		(21,323,677)
- Absorption of loss accumulated	41
Facultative reserve								(1,108)	1,108
Facultative reserve for future distribution of earnings								(50,970,582)	50,970,582
Personal property tax on business corporation								(665,151)		(665,151)		(665,151)
Amount at the end of the period		639,413	12,429,781	145,813,896	1,316,848	3,335,072	80,442,968	121,877,994	12,735,536	378,591,508	5,223	378,596,731

The notes 1 to 46 to the condensed consolidated interim Financial Statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim Financial Statements.

- 6 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Items	Notes	09/30/2022	09/30/2021
Cash flows from operating activities
Income of the period before Income Tax		35,100,330	35,788,626
Adjustment for the total monetary effect of the period		146,302,385	82,627,465
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		9,645,884	8,760,442
Allowance for loan losses		3,432,938	817,555
Difference in quoted prices of foreign currency		(50,809,035)	(23,184,680)
Other adjustments		88,758,693	66,498,843

Net increase / (decrease) from operating assets:
Debt Securities at fair value through profit or loss		(125,358,213)	99,071,755
Derivative financial instruments		(135,817)	16,417
Repo transactions		(10,323,154)	57,763,808
Loans and other financing
Non-financial public sector		2,166,422	4,160,607
Other financial entities		1,569,347	1,452,641
Non-financial private sector and foreign residents		69,462,317	70,890,957
Other debt securities		36,311,227	(57,321,760)
Financial assets delivered as guarantee		2,575,554	1,322,962
Equity instruments at fair value through profit or loss		2,942,226	351,674
Other assets		25,250,002	7,791,812

Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		41,103,170	(85,701,641)
Financial sector		(322,789)	(226,981)
Non-financial private sector and foreign residents		105,710,360	(146,914,220)
Liabilities at fair value through profit or loss		(2,035,828)	4,063,543
Derivative financial instruments		(2,310)	3,889
Repo transactions		350,517	1,762,709
Other liabilities		(25,640,999)	(41,463,172)
Income Tax Payments		(1,122,259)	(15,612,845)
Total cash from operating activities (A)		354,930,968	72,720,406

- 7 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Items	Notes	09/30/2022	09/30/2021
Cash flows from investing activities Payments:
Acquisition of PPE, intangible assets and other assets		(17,181,463)	(9,785,723)
Other payments related to investing activities		(3,256)
Total cash used in investing activities (B)		(17,184,719)	(9,785,723)
Cash flows from financing activities Payments:
Dividends		(12,876,598)	-
Non-subordinated corporate bonds		(4,266,120)	(6,356,012)
Financing to local financial entities		-	(991,910)
Subordinated Corporate Bonds		(2,083,309)	(2,609,780)
Other payments related to financing activities		(659,088)	(1,065,131)

Collections / Incomes:
Non-subordinated corporate bonds		2,514,689
Financing to local financial entities		2,047,123
Total cash used in financing activities (C)		(15,323,303)	(11,022,833)
Effect of exchange rate fluctuations (D)		74,453,692	36,656,542
Monetary effect on cash and cash equivalents (E)		(283,988,983)	(187,231,088)
Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)		112,887,655	(98,662,696)
Restated cash and cash equivalents at the beginning of the fiscal year	29	514,714,779	660,788,726
Cash and cash equivalents at the end of the period	29	627,602,434	562,126,030

The notes 1 to 46 to the condensed consolidated interim financial statements and exhibits B to D, F to J, L, Q and R are an integral part of the condensed consolidated interim financial statements.

- 8 -	Delfín Jorge Ezequiel Carballo Chairperson

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the Bank) is a stock corporation (sociedad anónima), organized in the Argentine Republic that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, through its subsidiaries, the Bank performs transactions as a trustee agent, manager and administrator of mutual funds and renders stock exchange services, electronic payments services and granting of guarantees.

Macro Compañía Financiera SA was created in 1977, as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares have been publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994; and as from March 24, 2006 they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015, they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

During 2020 and 2021, the Bank made contributions in the company Play Digital SA for a total amount of 253,557 (not restated). On July 21 and January 17, 2022, the Bank made irrevocable capital contributions for an amount of 245,539 and 130,758 (not restated), respectively. On October 7, 2022, the Bank sold 22,112,340 shares for an amount of 61,889. As a consequence, the Bank’s new interest in this company is 8.9927%. The company’s purpose is to develop and market a payment solution linked to bank accounts held by financial system users in order to bring significant improvement to their payment experience.

Additionally, on October 1, 2021, Banco Macro SA decided to exercise a call option to reach 24.99% of the equity interest in Fintech SGR. The amount paid on October 15, 2021 was 33,488 (not restated). As it was explained in note 3 to the consolidated financial statements as of December 31, 2021, already issued, Fintech SGR is a structured entity in which the Bank has control. The purpose of this company is to enable small and medium-sized companies (PyMES, for its acronym in Spanish), to have access to credit by granting guarantees.

In addition, on October 1, 2021 Banco Macro SA paid 50,850 (not restated) in order to purchase shares representing 50% of the capital stock and votes of Finova SA. The main purpose of this company is to develop and market the website www.facturbo.com.ar, a digital solution that allows customers to negotiate credit instruments issued and accepted by large companies in favor of small and medium-sized companies (MiPyMES, for its acronym in Spanish). See also note 13.

On November 23, 2022, the Board of Directors approved the issuance of these condensed consolidated interim financial statements.

2.	OPERATIONS OF THE BANK

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a five-year term since January 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On November 25, 1999, December 28, 2006 and October 1, 2018 extensions to such agreement were agreed upon, making it currently effective through December 31, 2029.

As of September 30, 2022 and December 31, 2021, the deposits held by the Misiones Provincial Government with the Bank amounted to 27,831,737 and 15,066,848 (including 1,323,626 and 1,720,407, related to court deposits), respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since March 1, 1996, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On February 22, 2005, and August 22, 2014, extensions to such agreements were agreed upon, making it currently effective through February 28, 2026.

As of September 30, 2022 and December 31, 2021, the deposits held by the Salta Provincial Government with the Bank amounted to 55,508,712 and 10,721,256 (including 2,910,930 and 3,654,976, related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent as well as revenue collection and obligation payment agent.

On April 29, 2005 and July 8, 2014, extensions to such agreement were agreed upon, making it currently effective through September 30, 2024.

As of September 30, 2022 and December 31, 2021, the deposits held by the Jujuy Provincial Government with the Bank amounted to 7,728,600 and 13,995,475 (including 2,242,998 and 3,170,129, related to court deposits), respectively.

2.4.	Agreement with the Tucumán Provincial Government

The Bank acts as an exclusive financial agent and as revenue collection and obligation payment agent of the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena. The services agreements with the Provincial and Municipal Governments are effective through years 2031, 2023 and 2025, respectively.

As of September 30, 2022 and December 31, 2021, the deposits held by the Tucumán Provincial Government, the Municipality of San Miguel de Tucumán and the Municipality of Yerba Buena with the Bank amounted to 33,814,890 and 29,071,161 (including 7,931,101 and 8,519,343, related to court deposits), respectively.

Additionally, as of September 30, 2022 and December 31, 2021, the Bank granted loans to the Tucumán Provincial Government for an amount of 1,150,681 and 3,052,798, respectively.

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Presentation basis

Applicable Accounting Standards

These condensed consolidated interim financial statements of the Bank were prepared in accordance with the accounting framework established by the Central Bank of Argentina (BCRA, for its acronym in Spanish) in its Communiqué “A” 6114 as supplemented. Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these condensed consolidated interim financial statements are as follows:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

a)	According to Communiqué “A” 6114, as supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these condensed consolidated interim financial statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	As of December 31, 2021 the Bank measured its holding in Prisma Medios de Pago SA (Prisma), according to the Memorandums received from the BCRA on March 12 and 22, 2021, which established specific guidelines related to the measurement of such holding. Taking into account such guidelines, the Bank adjusted its fair value previously determined (see note 10). In March 2022, the shares related to the abovementioned holding were transferred, recording the profit for this transaction in the quarter ended March 31, 2022. If, for the fair value measurement purpose before mentioned, IFRS had been applied, the profit or loss for the previous fiscal years and for the period ended September 30, 2022, should have been modified. However, this situation does not generate differences in the shareholders’ equity as of September 30, 2022.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed consolidated interim financial statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7411. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Basis for the preparation and consolidation

These condensed consolidated interim financial statements as of September 30, 2022, have been prepared in accordance with the accounting Framework established by the BCRA as mentioned in the previous section “Applicable accounting standards” which, particularly for condensed consolidated interim financial statements, is based on IAS 34 “Interim Financial Reporting”.

For the preparation of these condensed consolidated interim financial statements, in addition to section “measuring unit” of this note, the Bank has applied the basis for the preparation and consolidation, the accounting policies and the material accounting judgements, estimates and assumptions described in the consolidated financial statements for the fiscal year ended on December 31, 2021, already issued.

These condensed consolidated interim financial statements include all the necessary information for an appropriate understanding, by the users thereof, of the basis for the preparation and disclosure used therein as well as the relevant events and transactions occurred after the issuance of the last annual consolidated financial statements for the fiscal year ended on December 31, 2021, already issued. Nevertheless, the present condensed consolidated interim financial statements do not include all the information or all the disclosures required for the annual consolidated financial statements prepared in accordance with the IAS 1 “Presentation of Financial Statements”. Therefore, these condensed consolidated interim financial statements must be read together with the annual consolidated financial statements for the fiscal year ended December 31, 2021, already issued.

As of September 30, 2022 and December 31, 2021, the Bank has consolidated into its financial statements the financial statements of the following companies:

Subsidiaries	Principal Place of Business	Country	Main Activity
Macro Securities SAU (1)	Ave. Eduardo Madero 1182 – CABA	Argentina	Stock exchange services
Macro Fiducia SAU	Ave. Eduardo Madero 1182 – 2nd floor. CABA	Argentina	Services
Macro Fondos SGFCISA	Ave. Eduardo Madero 1182 – 24th floor, Office B–. CABA	Argentina	Management and administration of mutual funds
Macro Bank Limited (2)	Caves Village, Building 8 Office 1 – West Bay St., Nassau	Bahamas	Banking entity

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Subsidiaries	Principal Place of Business	Country	Main Activity
Argenpay SAU	Ave. Eduardo Madero 1182 – CABA	Argentina	Electronic payments services
Fintech SGR (Structured entity)	Esmeralda 320 – 6th floor – Office A – CABA	Argentina	Granting of guarantees

(1)	Consolidated with Macro Fondos SGFCISA (80.90% equity interest and voting rights).

(2)	Consolidated with Sud Asesores (ROU) SA (100% voting rights – Equity interest: 32,247).

As of September 30, 2022 and December 31, 2021, the Bank’s equity interest and voting rights in the companies it consolidates is as follows:

•	As of September 30, 2022:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SAU	Common	12,885,683	100.00%	100.00%
Macro Fiducia SAU	Common	47,387,236	100.00%	100.00%
Macro Fondos SGFCISA	Common	327,183	100.00%	100.00%
Macro Bank Limited	Common	39,816,899	100.00%	100.00%
Argenpay SAU (1)	Common	341,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%

(1)	On November 7, 2022, the Bank made an irrevocable capital contribution in this company for an amount of 260,000 in order to absorb losses.

•	As of December 31, 2021:

	Shares		Bank’s interest		Non-controlling interest
Subsidiaries	Type	Number	Total capital stock	Voting rights	Total capital stock	Voting rights
Macro Securities SAU	Common	12,776,680	99.925%	99.932%	0.075%	0.068%
Macro Fiducia SAU	Common	46,935,318	99.046%	99.046%	0.954%	0.954%
Macro Fondos SGFCISA	Common	327,183	99.939%	100.00%	0.061%
Macro Bank Limited	Common	39,816,899	99.999%	100.00%	0.001%
Argenpay SAU	Common	341,200,000	100.00%	100.00%
Fintech SGR (Structured entity)	Common	119,993	24.999%	24.999%	75.001%	75.001%

Total assets, liabilities and Shareholders’ equity of the Bank and all its subsidiaries as of September 30, 2022 and December 31, 2021 are as follows:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Balances as of 09/30/2022	Banco Macro SA	Macro Bank Limited	Macro Securities SAU	Macro Fiducia SAU	Argenpay SAU	Fintech SGR	Eliminations	Consolidated
Assets	1,739,846,599	15,710,683	24,966,981	170,811	1,732,773	3,041,086	(20,346,828)	1,765,122,105
Liabilities	1,315,011,331	11,742,697	16,855,921	3,664	980,693	2,955,919	(7,327,262)	1,340,222,963
Equity attributable to the owners of the Bank	424,835,268	3,967,986	7,774,838	167,147	752,080	85,167	(12,747,218)	424,835,268
Equity attributable to non-controlling interests			336,222				(272,348)	63,874

Balances as of 12/31/2021	Banco Macro SA	Macro Bank Limited	Macro Securities SAU	Macro Fiducia SAU	Argenpay SAU	Fintech SGR	Eliminations	Consolidated
Assets	1,631,273,654	15,192,151	25,051,707	203,218	1,967,175	2,316,930	(19,087,336)	1,656,917,499
Liabilities	1,235,074,541	10,260,275	19,448,859	4,769	1,153,682	2,240,375	(7,527,025)	1,260,655,476
Equity attributable to the owners of the Bank	396,199,113	4,931,876	5,316,724	198,449	813,493	76,555	(11,337,097)	396,199,113
Equity attributable to non-controlling interests			286,124				(223,214)	62,910

Going concern

The Bank’s management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed consolidated interim financial statements continue to be prepared on the going concern basis.

Transcription into books

As of the date of issuance of these condensed consolidated interim financial statements, they are in the process of being transcribed into the Bank’s balance book (“Libro Balances”) of Banco Macro SA.

Figures expressed in thousands of pesos

These condensed consolidated interim financial statements disclose figures expressed in thousands of Argentine pesos in terms of purchasing power as of September 30, 2022, and are rounded up to the nearest amount in thousands of pesos, except as otherwise indicated (see section “Measuring unit” of this note).

Comparative information

The condensed consolidated interim statement of financial position as of September 30, 2022, is presented comparatively with year-end data of the immediately preceding fiscal year, while the statement of income and the statement of other comprehensive income for the three and nine-month periods ended September 30, 2022, and the statement of changes in shareholders’ equity and the statement of cash flows and cash equivalents for the nine-month period ended September 30, 2022, are presented comparatively with data as of the same periods of the immediately preceding fiscal year.

The figures related to comparative information have been restated to consider the changes in the general purchasing power of the functional currency and, as a result, are stated in terms of the current measuring unit at the end of the reporting period (see the following section “Measuring unit”).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Measuring unit

These condensed consolidated interim financial statements have been restated for the changes in the general purchasing power of the functional currency (Argentine pesos) of the Bank, as of September 30, 2022, as established by IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, specific rules established by BCRA through Communiqués “A” 6651, 6849, as amended, which established the obligation to apply this method, from fiscal years beginning on or after January 1, 2020, and determined as the transition date December 31, 2018.

According to IFRS, the restatement of financial statements is needed when the functional currency is the currency of a hyperinflationary economy. To achieve consistency in identifying an economic environment of that nature, IAS 29 establishes (i) certain nonexclusive qualitative indicators, consisting in analyzing the general population behavior, prices, interest rates and wages with changes in price indexes and the loss of purchasing power, and (ii) as quantitative characteristic, which is the most used condition in practice, to test if a three-year cumulative inflation rate is around 100% or more. Due to miscellaneous macroeconomic factors, the three-year inflation rate exceeded that figure and the Argentine government goals and other available estimates also indicate that this trend will not be reversed in the short term.

The restatement was applied as if the economy had always been hyperinflationary, using a general price index that reflects changes in general purchasing power. To apply the restatement, a series of indexes were used, as prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE, for its acronym in Spanish), which combines the consumer price index (CPI) on a monthly basis published by the Argentine Institute of Statistics and Censuses (INDEC, for its acronym in Spanish) since January 2017 (baseline month: December 2016) with the wholesale prices indexes published by the INDEC until that date. For the months of November and December 2015, for which the INDEC did not publish the wholesale price index (WPI) variation, the CPI variation for CABA was used.

Considering the abovementioned indexes, the inflation rate was 66.07% and 36.96% for the nine-month periods ended September 30, 2022 and 2021, respectively, and 50.94% for the fiscal year ended on December 31, 2021.

Below is a description of the restatement mechanism provided by IAS 29 “Financial Reporting in Hyperinflationary Economies” and the restatement process for financial statements established by BCRA Communiqué “A” 6849, as supplemented:

Description of the main aspects of the restatement process for statements of financial position:

(i)	Monetary items (the ones that are already stated in terms of the current measuring unit) are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. In an inflationary period, an entity holding monetary assets generates purchasing power loss and holding monetary liabilities generates purchasing power gain, provided that the assets and liabilities are not linked to an adjustment mechanism that offsets to some extent such effects. The net gain or loss on a monetary basis is included in profit or loss for the period.

(ii)	Assets and liabilities subject to adjustments based on specific agreements are adjusted in accordance with such agreements.

(iii)	Non-monetary items stated at current cost at the end of the reporting period, are not restated for presentation purposes in the statement of financial position, but the adjustment process must be completed to determine, in terms of constant measurement unit, the income or loss produced by holding these non-monetary items.

(iv)	Non-monetary items carried at historical cost or at current cost at some earlier date before the reporting date, are restated by an index that reflects the general level of price variation from the acquisition or revaluation date to the closing date, proceeding then to compare the restated amounts of those assets with their recoverable amounts. Income or loss for the period related to depreciation of property, plant and equipment and amortization of Intangible Assets and other non-monetary assets cost are determined over the new restated amounts.

(v)	When an entity capitalizes borrowing cost in the non-monetary assets, the part of the borrowing cost that compensates for the inflation during the same period is not capitalized.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

(vi)	The restatement of non-monetary assets in terms of a current measurement unit at the end of the reporting period, without an equivalent adjustment for tax purposes generates a taxable temporary difference and a deferred income tax liability is recognized and the contra account is recognized as profit or loss for the period. When, beyond the restatement, there is a revaluation of non-monetary assets, the deferred tax related to the restatement is recognized in profit or loss for the period and deferred tax related to the revaluation is recognized in other comprehensive income for the period.

Description of the main aspects of the restatement process for statements of income and other comprehensive income:

(i)	Income and expenses are restated from the date the items were recorded, except for those income or loss items that reflect or include, in their determination, the consumption of assets measured at the currency purchasing power from a date prior to that which the consumption was recorded, which is restated using as a basis the acquisition date of the assets related to the item, except for income or losses arising from comparing the two measurements at currency purchasing power of different dates, for which it requires to identify the compared amounts, to restate them separately and to repeat the comparison, with the restated amounts.

(ii)	The gain or loss from monetary position will be classified based on the item that generated it and will be separately disclosed reflecting the inflationary effects over such items.

Description of the main aspects of the restatement process for the statements of changes in shareholders’ equity:

(i)	As the transition date (December 31, 2018), the Bank has applied the following procedures:

(a)	The components of equity, except the ones mentioned below, were restated from the dates the components were contributed or otherwise arose according to BCRA Communiqué “A” 6849, for each item.

(b)	Earnings reserved, including the special reserve for the first-time application of IFRS, were stated at nominal value at the transition date (legal amount not restated).

(c)	The unappropriated retained earnings were determined as a difference between the restated net asset at the transition date and the other components of equity, restated as disclosed in the abovementioned paragraphs.

(d)	The accumulated balances of other comprehensive income were recalculated in terms of measuring unit current at the transition date.

(ii)	After the restatement on the abovementioned transition date in (i) above, all equity components are restated by applying a general price index as mentioned before from the beginning of the period and each variation of those components is restated from the contribution date or from the moment it was produced in any other way, and the accumulated OCI balances are redetermined according to the items that give rise to it.

Description of the main aspects of the restatement process for the statement of cash flows:

(i)	All items are restated in terms of the measuring unit current at the end of the reporting period.

(ii)	The monetary gain or losses generated by cash and cash equivalents are separately disclosed in the statement of cash flows after the cash flow from operating investment activities and financing activities, in a separate and independent line, under the description “Monetary effect on cash and cash equivalents”.

Reclassification of financial assets and liabilities – Changes in business model

During August 2022, the Bank’s Management decided to update the objective related to the investments in Federal government treasury bonds linked to dollar 0.30% maturing April 28, 2023 (TV23). These investments were reclassified from fair value through OCI to fair value through profit or loss. The change in the business model was performed taking into account, mainly, the changing expectations in connection with macroeconomic policies and the possible issuance of Federal government bonds in pesos with dual currency yield in its future biddings, with the objective to optimize the administration of the bonds portfolio, thus take advantage of the eventual opportunities in the primary/secondary market.

At the reclassification date abovementioned, the fair value of these investments amounted to 40,978,036.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Accounting judgments, estimates and assumptions

The preparation of these condensed consolidated interim financial statements requires the Bank’s Management to consider significant accounting judgments, estimates and assumptions that impact on the reported assets and liabilities, income, revenues and expenses, as well as the assessment and disclosure of contingent assets and liabilities, as of the end of the period. The Bank’s reported amounts are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the uncertainties associated with the estimates and assumptions made by the Bank’s Management may drive in the future to final amounts that may differ from those estimates and may require material adjustments to the reported amounts of the affected assets and liabilities.

The Bank applies the same accounting judgments, estimates and assumptions described in note 3 section “accounting judgments, estimates and assumptions” to the consolidated financial statements as of December 31, 2021, already issued.

New standards adopted in the fiscal year

For the fiscal year beginning on January 1, 2022, the following amendment to IFRS are effective and they did not have a material impact on these condensed consolidated interim financial statements:

Amendments to IFRS 3 - Reference to the Conceptual Framework.

The amendments are intended to replace a reference to a previous version of the IASB’s Conceptual Framework with a reference to the current version issued in March 2018 without significantly changing its requirements. The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” or IFRIC 21 “Levies”, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.

This amendment did not have a material impact on these condensed consolidated interim financial statements since currently, the Bank has not performed business combination transactions with contingent assets and liabilities.

Amendments to IAS 16 - Property, Plant and Equipment (PP&E): proceeds before Intended Use.

The amendment prohibits entities to deduct from the cost of an item of PP&E any proceeds of the sale of items produced while bringing that asset to the location and under the conditions required to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss.

This amendment did not have a material impact on these condensed consolidated interim financial statements as the Bank does not have these type of items.

Amendments to IAS 37 - Onerous Contracts – Costs of Fulfilling a Contract.

The IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a ‘directly related cost approach’. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract. The impact of these amendments on entities that previously applied the incremental cost approach is that they will see provisions increase to reflect the inclusion of costs related directly to contract activities, whilst entities that previously recognized contract loss provisions using the guidance from the former standard, IAS 11 Construction Contracts, will be required to exclude the allocation of indirect overheads from their provisions.

This amendment did not have a material impact on these condensed consolidated interim financial statements as the Bank does not have these type of contracts.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Annual improvement cycle (2018-2020): the following is a summary of the amendments from the 2018-2020 annual improvements cycle.

•	IFRS 1 First-time Adoption of International Financial Reporting – Subsidiary as a first-time adopter: the amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.

This amendment did not have a material impact on these condensed consolidated interim financial statements.

•	IFRS 9 Financial Instruments Fees in the ’10 per cent’ test for derecognition of financial liabilities: the amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf.

This amendment did not have a material impact on these condensed consolidated interim financial statements.

New pronouncements

Pursuant to Communiqué “A” 6114 of the BCRA, as new IFRS are approved and existing IFRS are amended or revoked and, once these changes are approved through the notices of approval issued by the FACPCE, the BCRA shall issue a statement on the approval thereof for financial entities. Generally, financial institutions shall not apply any IFRS in advance, except as specifically authorized at the time of the adoption thereof.

The new and amended standards and interpretation that are issued, but not yet effective, up to the date of issuance of these condensed consolidated interim financial statements are disclosed below. The Bank intends to adopt these standards, if applicable, when they become effective.

a)	Amendments to IAS 1 “Presentation of Financial Statements” and IFRS Practice Statement 2 – Disclosures to accounting policies: the amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policies and examples of when an accounting policy likely. Therefore, a guidance with explanations and examples denominated “four-step materiality process” was developed. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the financial statements.

b)	Amendments to IAS 8 “Accounting policies, changes in accounting estimates and Errors” – Definition of Accounting Estimates: the amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates. The amended standard clarifies that the effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The previous definition of a change in accounting estimate specified that changes in accounting estimates may result from new information or new developments. Therefore, such changes are not corrections of errors. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the financial statements.

c)	Amendments to IAS 12 “Income Tax” – Deferred Tax related to Assets and Liabilities arising from a Single Transaction: the IASB issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendments clarify that where payments that settle a liability are deductible for tax purposes, it is a matter of professional judgment (having considered the applicable tax law) whether such deductions are attributable for tax purposes to the liability recognized in the financial statements (and interest expense) or to the related asset component (and interest expense). Professional judgment is important in determining whether any temporary differences exist on initial recognition of the asset and liability. This amendment is applicable as of January 1, 2023. The Bank does not expect this standard to have a material impact on the financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

d)	Amendments to IFRS 16 “Leases” – Sale and Leaseback: the amendment to IFRS 16 specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. The amendment does not prescribe specific measurement requirements for lease liabilities arising from a leaseback. The initial measurement of the lease liability arising from a leaseback may result in a seller-lessee determining ‘lease payments’ that are different from the general definition of lease payments. The seller lessee will need to develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8. This amendment is applicable as of January 1, 2024. The Bank does not expect this standard to have a material impact on the financial statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of September 30, 2022 and December 31, 2021, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	09/30/2022	12/31/2021
Undrawn commitments of credit cards and checking accounts	504,858,909	368,544,780
Guarantees granted (1)	5,514,153	3,771,828
Overdraft and unused agreed commitments (1)	1,674,351	1,449,062
Subtotal	512,047,413	373,765,670
Less: Allowance for Expected Credit Losses (ECL)	(761,280)	(566,482)
Total	511,286,133	373,199,188

(1)	Includes transactions not covered by BCRA debtor classification standard. The Guarantees granted include an amount of 42,677 and 43,332 as of September 30, 2022 and December 31, 2021, respectively. The Overdraft and unused agreed commitments include an amount of 371,998 and 159,778 as of September 30, 2022 and December 31, 2021, respectively.

Disclosures related to allowance for ECL are detailed in item 8.5 of note 8 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, described in note 43 to the consolidated financial statements as of December 31, 2021, already issued.

5.	DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The composition of debt securities at fair value through profit or loss as of September 30, 2022 and December 31, 2021 is as follows:

Composition	09/30/2022	12/31/2021
Government securities (1)	173,808,748	50,870,266
Private securities	5,360,152	2,948,492
Total	179,168,900	53,818,758

(1)	In addition, during November 2022, the Bank entered into a voluntary debt swap. The instrument that entered into the swap for a nominal amount 171,999,963 was the Letter of National Estate in pesos adjusted by CER to discount – Maturity: 12-16-2022 (X16D2).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

6.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of September 30, 2022 and December 31, 2021 is as follows:

Composition	09/30/2022	12/31/2021
Sundry debtors (see note 10)	21,520,115	16,709,705
Receivables from other spot sales pending settlement	7,815,735	11,425,202
Private securities	2,186,148	3,438,635
Receivables from spot sales of government securities pending settlement	533,854	150,874
Receivables from spot sales of foreign currency pending settlement	43,634	25,687,889
Other	383,409	1,029,833
Subtotal	32,482,895	58,442,138
Less: Allowances for ECL	(54,086)	(43,923)
Total	32,428,809	58,398,215

Disclosures related to allowance for ECL are detailed in item 8.4 of note 8 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

7.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of September 30, 2022 and December 31, 2021 is as follows:

Composition	09/30/2022	12/31/2021
Non-financial Public sector (1)	1,779,501	3,945,923
Other Financial Entities	938,788	2,508,135
Other Financial Entities	942,499	2,514,198
Less: allowance for ECL	(3,711)	(6,063)
Non-financial Private Sector and Foreign Residents	505,604,189	578,684,328
Overdrafts	42,541,245	40,510,690
Documents	67,889,361	70,258,836
Mortgage loans	52,877,908	69,239,282
Pledge loans	8,317,105	12,556,216
Personal loans	130,639,719	162,565,428
Credit cards	154,107,826	157,708,508
Financial leases	1,071,926	793,814
Other	57,622,267	81,040,636
Less: allowance for ECL	(9,463,168)	(15,989,082)
Total	508,322,478	585,138,386

(1) As explained in note 3, ECL are not calculated to public sector exposures.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

8.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

The Bank recognizes a loss allowance for expected credit losses on all credit exposures not measured at fair value through profit or loss, like debt instruments measured at amortized cost, debt instruments measured at fair value through other comprehensive income, loan commitments and financial guarantee contracts (not measured at fair value through profit or loss), contract assets and lease receivables.

Note 11 discloses financial assets measured at fair value on a recurring basis and financial assets not recognized at fair value. This classification is made pursuant to the expressed in note 3 “Basis for the preparation of these financial statements and applicable accounting standards” for the annual consolidated financial statements as of December 31, 2021, already issued. Additionally, note 11 explains the information related to the valuation process.

Moreover, considering the temporary exclusion established by BCRA mentioned in note 3 “Applicable accounting standards” the Bank applies the impairment requirements for the recognition and measurement of a loss allowance for financial assets measured at amortized cost or at fair value through other comprehensive income, except for public sector exposures. In addition, the Bank applies the impairment requirements for guarantees granted, undrawn commitments of credit cards and checking accounts, letter of credits, which are not recognized in the consolidated statement of financial position.

For the purpose of assessing the Bank’s credit risk exposure and identifying material credit risk concentration, disclosures regarding credit risk of financial assets and items not recognized in the statement of financial position are as follows:

8.1 Loans and other financing measured at amortized cost

According to the nature of the information to be disclosed and the loan characteristics, the Bank groups them as follows:

Composition	09/30/2022	12/31/2021
Loans and other financing	517,789,357	601,133,531
Individual assessment	99,708,701	143,171,809
Collective assessment	418,080,656	457,961,722
Less: Allowance for ECL (1)	(9,466,879)	(15,995,145)
Total	508,322,478	585,138,386

(1) As explained in note 3, ECL are not calculated to public sector exposures.

As explained in note 43.1.3 “Additional Forward-looking allowances based on expert credit judgment”, section “Adjustment for uncertainty in external obligation restructuring”, to the consolidated financial statements as of December 31, 2021, already issued, the Bank decided to record an adjustment on a forward-looking basis. Such adjustment amounted to 3,298,220 as of December 31, 2021.

The following table shows the credit quality and the carrying amount of credit risk, based on the Bank’s credit risk rating system, the probability of default (PD) and the year-end stage classification, taking into account what was mentioned in the previous paragraphs. The amounts are presented gross of the impairment allowances.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

		09/30/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		487,956,806	10,191,790		498,148,596	96.20
High grade	0.00% - 3.50%	403,274,571	647,871		403,922,442	78.01
Standard grade	3.51% - 7.00%	66,380,151	3,597,529		69,977,680	13.51
Sub-standard grade	7.01% - 33.00%	18,302,084	5,946,390		24,248,474	4.68
Past due but not impaired	33.01% - 99.99%	7,661,018	7,228,667		14,889,685	2.88
Impaired	100%			4,751,076	4,751,076	0.92
	Total	495,617,824	17,420,457	4,751,076	517,789,357	100
	%	95.72	3.36	0.92	100

		12/31/2021
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		567,314,794	14,359,846		581,674,640	96.76
High grade	0.00% - 3.50%	476,782,036	1,377,847		478,159,883	79.54
Standard grade	3.51% - 7.00%	70,626,908	4,173,915		74,800,823	12.44
Sub-standard grade	7.01% - 33.00%	19,905,850	8,808,084		28,713,934	4.78
Past due but not impaired	33.01% - 99.99%	5,254,351	8,726,227		13,980,578	2.33
Impaired	100%			5,478,313	5,478,313	0.91
	Total	572,569,145	23,086,073	5,478,313	601,133,531	100
	%	95.25	3.84	0.91	100

8.1.1 Loans on an individual assessment

The table below shows the credit quality and the debt balance to credit risk of commercial loans by grade on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 43, “Credit risk” section, to the consolidated financial statements as of December 31, 2021, already issued.

		09/30/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		95,950,488	2,244,881		98,195,369	98.48
High grade	0.00% - 3.50%	70,280,235			70,280,235	70.49
Standard grade	3.51% - 7.00%	22,427,547	1,797,629		24,225,176	24.30
Sub-standard grade	7.01% - 33.00%	3,242,706	447,252		3,689,958	3.69
Past due but not impaired	33.01% - 99.99%
Impaired	100%			1,513,332	1,513,332	1.52

	Total	95,950,488	2,244,881	1,513,332	99,708,701	100
	%	96.23	2.25	1.52	100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

		12/31/2021
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		134,038,374	5,943,872		139,982,246	97.77
High grade	0.00% - 3.50%	101,057,163	718,539		101,775,702	71.09
Standard grade	3.51% - 7.00%	27,123,530	2,086,509		29,210,039	20.40
Sub-standard grade	7.01% - 33.00%	5,857,681	3,138,824		8,996,505	6.28
Past due but not impaired	33.01% - 99.99%		1,921,447		1,921,447	1.34
Impaired	100%			1,268,116	1,268,116	0.89
	Total	134,038,374	7,865,319	1,268,116	143,171,809	100
	%	93.62	5.49	0.89	100

8.1.2	Loans on a collective assessment

The table below shows the credit quality and the debt balance to credit risk of loans portfolio under collective assessment, by grade of credit risk classification based on the Bank’s internal credit rating system, PD range and year-end stage classification. The Bank’s internal credit rating systems and the evaluation and measurement approaches are explained in note 43, “Credit risk” section, to the consolidated financial statements as of December 31, 2021, already issued.

		09/30/2022
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		392,006,318	7,946,909		399,953,227	95.66
High grade	0.00% - 3.50%	332,994,336	647,871		333,642,207	79.80
Standard grade	3.51% - 7.00%	43,952,604	1,799,900		45,752,504	10.94
Sub-standard grade	7.01% - 33.00%	15,059,378	5,499,138		20,558,516	4.92
Past due but not impaired	33.01% - 99.99%	7,661,018	7,228,667		14,889,685	3.56
Impaired	100%			3,237,744	3,237,744	0.78
	Total	399,667,336	15,175,576	3,237,744	418,080,656	100
	%	95.60	3.63	0.77	100

		12/31/2021
Internal rating grade	Range PD	Stage 1	Stage 2	Stage 3	Total	%
Performing		433,276,420	8,415,974		441,692,394	96.45
High grade	0.00% - 3.50%	375,724,873	659,308		376,384,181	82.19
Standard grade	3.51% - 7.00%	43,503,378	2,087,406		45,590,784	9.95
Sub-standard grade	7.01% - 33.00%	14,048,169	5,669,260		19,717,429	4.31
Past due but not impaired	33.01% - 99.99%	5,254,351	6,804,780		12,059,131	2.63
Impaired	100%			4,210,197	4,210,197	0.92
	Total	438,530,771	15,220,754	4,210,197	457,961,722	100
	%	95.76	3.32	0.92	100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

8.2 Other debt securities at amortized cost

For purchased corporate bonds, PD and LGD parameters calculated for loan exposures of those issuers were used. The corporate bonds’ EAD is considered equal to the debt balance.

For financial trusts at amortized cost, the criteria that was used in the calculation of ECL is based on credit risk ratings given by a credit rating agency for each type of debt securities that compose each financial trust. That is, the factor to be used will vary in relation to the holding debt securities class (A or B). It is assumed that the EAD is equal to the debt balance.

The table below shows the exposures gross of impairment allowances by stage:

	09/30/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	509,078			509,078	69.64
Financial trust	221,962			221,962	30.36
Total	731,040			731,040	100
%	100			100

	12/31/2021
Composition	Stage 1	Stage 2	Stage 3	Total	%
Corporate bonds	143,632			143,632	32.67
Financial trust	295,950			295,950	67.33
Total	439,582			439,582	100
%	100			100

The related ECL for corporate bonds as of September 30, 2022 and December 31, 2021 amounted to 788 and 880, respectively. The ECL related to financial trusts as of September 30, 2022 and December 31, 2021 amounted to 94 and 21, respectively.

8.3 Government securities at amortized cost or fair value through OCI

This group includes federal government securities, provincial or BCRA instruments measured at amortized cost or fair value through OCI. For these assets, an individual assessment of the related parameters was performed. However, under domestic standards and according to Communiqué “A” 6847, no ECL was calculated for these instruments.

A breakdown of these investments and their characteristics is disclosed in note 8.

8.4 Other financial assets

The table below shows the exposures gross of impairment allowances by stage:

	09/30/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	30,296,747			30,296,747	100
Total	30,296,747			30,296,747	100
%	100			100

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	12/31/2021
Composition	Stage 1	Stage 2	Stage 3	Total	%
Other financial assets	55,003,503			55,003,503	100
Total	55,003,503			55,003,503	100
%	100			100

The ECL related to these types of instruments amounted to 54,086 and 43,923 as of September 30, 2022 and December 31, 2021, respectively, including the ECL related to the payments to be collected for the transaction mentioned in note 10.

8.5 Contingent transaction

The table below shows the exposures gross of impairment allowances by stage:

	09/30/2022
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	499,742,979	5,114,130	1,800	504,858,909	98.68
Guarantees granted	5,471,476			5,471,476	1.07
Overdraft and unused agreed commitments	1,302,353			1,302,353	0.25
Total	506,516,808	5,114,130	1,800	511,632,738	100
%	99.00	1.00	0.00	100

	12/31/2021
Composition	Stage 1	Stage 2	Stage 3	Total	%
Undrawn commitments of credit cards and checking accounts	365,592,054	2,947,109	5,617	368,544,780	98.65
Guarantees granted	3,633,289	95,207		3,728,496	1.00
Overdraft and unused agreed commitments	1,289,284			1,289,284	0.35
Total	370,514,627	3,042,316	5,617	373,562,560	100
%	99.18	0.82	0.00	100

The related ECL for undrawn commitments of credit cards and checking accounts as of September 30, 2022 and December 31, 2021 amounted to 706,726 and 533,551, respectively. The ECL related to guarantees granted as of September 30, 2022 and December 31, 2021 amounted to 52,377 and 27,949, respectively. The ECL related to overdraft and unused agreed commitments as of September 30, 2022 and December 31, 2021 amounted to 2,177 and 4,982, respectively.

In exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk”, the ECL movements by portfolio and products are also disclosed.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

9.	OTHER DEBT SECURITIES

The composition of other debt securities as of September 30, 2022 and December 31, 2021 is as follows:

Composition	09/30/2022	12/31/2021
At fair value through OCI
Government securities	95,880,340	207,349,155
Government securities – Foreign	8,089,836	6,825,559
Central Bank internal bills		220,829,190
Total at fair value through OCI	103,970,176	435,003,904

At amortized cost
Central Bank internal bills	449,472,258
Government securities	42,843,113	39,494,130
Central Bank notes	35,328,559
Private securities	730,158	438,681
Total at amortized cost	528,374,088	39,932,811
Total	632,344,264	474,936,715

10.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

The composition of equity instruments at fair value through profit or loss as of September 30, 2022 and December 31, 2021 is as follows:

Composition	09/30/2022	12/31/2021
Prisma Medios de Pago SA (1)		2,974,481
Other	677,340	645,085
Total	677,340	3,619,566

(1)	On January 21, 2019, the Bank, together with the other shareholders, accepted a purchase offer made by AI ZENITH (Netherlands) B.V. (a company related to Advent International Corporation) for the acquisition of 1,933,051 common shares of par value Ps.1 each and entitled to one vote, representing 4.6775 % of its share capital, equivalent to 51% of the Bank’s capital stock in such company.

On February 1, 2019, the Bank completed the transfer of such shares for a total purchase price of (in thousands) USD 64,542 out of which the Bank received on the date hereof (in thousands) USD 38,311 and the payment of the balance for an amount of (in thousands) USD 26,231 shall be deferred for 5 years as follows: (i) 30% of such amount in Pesos adjusted by Unit of Purchasing Power (UVA, for its acronym in Spanish) at a 15% nominal annual rate; and (ii) 70% in US Dollars at a 10% nominal annual rate. The purchase price is guaranteed by the issuance of notes in favor of the Bank and pledges of the transferred shares.

During July 2019, the process to determine the final selling price of the shares of Prisma Medios de Pago SA (Prisma) was completed and the final price was (in thousands) USD 63,456. The difference arising from a final price lower than the estimated price was deducted from the price balance, therefore there was no need for the Bank to return any amounts received. All other payment conditions were not modified and remain in full force and effect under the terms described in this note.

On October 1, 2021, the Bank, together with the other class B Shareholders of Prisma, gave notice with respect to the exercise of the existing put option and therefore started the procedure to sell the remaining 49% of the capital stock of Prisma.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

As of December 31, 2021, the holding of the Bank in Prisma (equivalent to 49%), was recorded in “Equity instruments at fair value through profit or loss” determined from valuations performed by independent experts, which was adjusted in less, according to Memorandums issued by the BCRA on March 12 and 22, 2021.

On March 18, 2022, the Bank completed the transfer of all remaining shares held in Prisma in favor of AI ZENITH (Netherlands) BV, representing 4.4941% of Prisma’s capital stock.

The price of such shares is (in thousand) USD 33,018 and shall be paid as follows: (i) 30% in Pesos at UVA plus a nominal annual rate of 15% that shall be paid 50% on March 18, 2027 and the remaining on March 18, 2028, and (ii) 70% in US Dollars at a nominal annual rate of 10% that shall be paid 50% on March 18, 2027 and the remaining on March 18, 2028. The profit generated for the sale of those shares is recorded in the statement of income under “Profit from measurement of financial instruments at fair value through profit or loss”.

On the other hand, the parties agreed that: (i) the 40% of the outstanding balance of the sale of 51% mentioned in the first paragraph of this note was paid on March 30, 2022 and (ii) the remaining balance shall be paid in two installments, on January 31, 2026 and January 31, 2027, respectively.

Finally, sellers retained the usufruct (dividends) of the shares sold to be declared by Prisma for the year ended December 31, 2018, which were collected on April 26, 2019. Besides the proportion applicable to the buyer of the dividends to be reported for the following fiscal years –with the buyer’s commitment to voting in favor of the distribution of certain minimum percentages– will be used to create a guarantee trust to repay the deferred price amount through the concession by the buyer and Prisma of a usufruct over the economic rights of the shares in favor of such trust. On March 18, 2022 an agreement updated was performed for the 100% of the shares.

11.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

The fair value is the amount at which an asset can be exchanged, or at which a liability can be settled, in mutual independent terms and conditions between participants of the principal market (or the most advantageous market) who are duly informed and willing to transact in an orderly and current transaction, at the measurement date under the current market conditions whether the price is directly observable or estimated using a valuation technique under the assumption that the Bank is an ongoing business.

When a financial instrument is quoted in a liquid and active market, its price in the market in a real transaction provides the most reliable evidence of its fair value. Nevertheless, when there is no quoted price in the market or it cannot be an evidence of the fair value of such instrument, in order to determine such fair value, the entities may use the market value of another instrument with similar characteristics, the analysis of discounted cash flows or other applicable techniques, which shall be significantly affected by the assumptions used.

Notwithstanding the above, the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments; any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of September 30, 2022 and December 31, 2021:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2022
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	179,168,900	175,807,168	2,030,505	1,331,227
Derivatives financial instruments	137,969	19,153	118,816
Other financial assets	2,186,148	2,141,808		44,340
Equity instruments at fair value through profit or loss	677,340	117,973		559,367

At fair value through OCI
Other debt Securities	103,970,176	103,970,176
Financial assets delivered as guarantee	388,501	388,501
Total	286,529,034	282,444,779	2,149,321	1,934,934
Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	667,404	667,404
Derivatives financial instruments	1,896	1,630	266
Total	669,300	669,034	266

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2021
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	53,818,758	51,484,160	479,967	1,854,631
Derivatives financial instruments	2,152	657	1,495
Other financial assets	3,438,635	3,387,117		51,518
Equity instruments at fair value through profit or loss	3,619,566	112,085		3,507,481
At fair value through OCI
Other debt Securities	435,003,904	241,662,776	193,341,128
Total	495,883,015	296,646,795	193,822,590	5,413,630
Financial liabilities
At fair value through profit or loss
Liabilities at fair value through profit or loss	2,703,232	2,703,232
Derivatives financial instruments	4,206		4,206
Total	2,707,438	2,703,232	4,206

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Description of the valuation process

The fair value of instruments categorized as Level 1 was assessed by using quoted prices effective at the end of each period or fiscal year, as applicable, in active markets for identical assets or liabilities, if representative. Currently, for most of the government and private securities, there are two principal markets in which the Bank operates: BYMA and MAE. Additionally, in the case of derivatives, both MAE and Mercado a Término de Rosario SA (ROFEX) are deemed active markets.

On the other hand, for certain assets and liabilities that do not have an active market, categorized as Level 2, the Bank used valuation techniques that included the use of market transactions performed under mutual independent terms and conditions, between interested and duly informed parties, provided that they are available as well as references to the current fair value of another instrument being substantially similar, or otherwise the analysis of cash flows discounted at rates built from market information of similar instruments.

In addition, certain assets and liabilities included in this category were valued using price quotes of identical instruments in “less active markets”.

Finally, the Bank has categorized as level 3 those assets and liabilities for which there are no identical or similar transactions in the market. To determine the market value of these instruments the Bank used valuation techniques based on own assumptions and independent appraisers’ valuations. For this approach, the Bank mainly used the cash flow discount model.

As of September 30, 2022 and December 31, 2021, the Bank has neither changed the techniques nor the assumptions used to estimate the fair value of the financial instruments.

Below is the reconciliation between the amounts at the beginning and at the end of the period or fiscal year, as applicable, of the financial assets recognized at fair value categorized as level 3:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	As of September 30, 2022
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	1,854,631	51,518	3,507,481
Transfers to Level 3
Transfers from Level 3
Profit and loss	444,406	(208)	2,217
Recognition and derecognition	(245,158)	18,127	(2,245,247)
Monetary effects	(722,652)	(25,097)	(705,084)
Amount at the end of the period	1,331,227	44,340	559,367

	As of December 31, 2021
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	948,662	65,624	4,144,049
Transfers to Level 3
Transfers from Level 3
Profit and loss	585,519	3,037	1,032,602
Recognition and derecognition	834,403	8,527	(37,033)
Monetary effects	(513,953)	(25,670)	(1,632,137)
Amount at the end of the fiscal year	1,854,631	51,518	3,507,481

Quantitative information about Level 3 fair value measurements

The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of substantially all of Level 3 principal assets measured at fair value on a recurring basis for which the Bank uses an internal model (with the exception of the Bank’s holding in Prisma for the reasons described in note 10 as of December 31, 2021).

				Range of inputs
	Fair value of		Significant	09/30/2022
	Level 3 Assets	Valuation	unobservable	Range of inputs
Composition	09/30/2022	technique	inputs	Low	High	Unit
Provisional Debt Securities of Financial Trusts	885,273	Income approach (discounted cash flow)	Discount rate in pesos	63.90	77.42%
Corporate bonds	442,223	Income approach (discounted cash flow)	Discount rate in pesos	69.31	103.69%

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

				Range of inputs
	Fair value of		Significant	12/31/2021
	Level 3 Assets	Valuation	unobservable	Range of inputs
Composition	12/31/2021	technique	inputs	Low	High	Unit
Provisional Debt Securities of Financial Trusts	534,216	Income approach (discounted cash flow)	Discount rate in pesos	43.32	46.14%
Corporate bonds	1,315,508	Income approach (discounted cash flow)	Discount rate in pesos	26.19	40.99%

The table below describes the effect of changing the significant unobservable inputs to reasonably possible alternatives. Sensitivity data were calculated using a number of techniques including analyzing price dispersion of different price sources, adjusting model inputs to analyze changes within the fair value methodology.

	09/30/2022		12/31/2021
	Favorable	Unfavorable	Favorable	Unfavorable
	changes	changes	changes	changes
Provisional Debt Securities of Financial Trusts	3,354	(3,155)	256	(252)
Corporate bonds	16,916	(14,736)	25,386	(23,402)

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each period end.

As of September 30, 2022 and December 31, 2021, the Bank has not recognized any transfers between levels 1, 2 and 3.

Financial assets and liabilities not measured at fair value

Next follows a description of the main methods and assumptions used to determine the fair values of financial instruments not recognized at their fair value in these condensed consolidated interim financial statements:

-	Instruments with fair value similar to the carrying amount: financial assets and liabilities that are liquid or have short-term maturities (less than three months) were deemed to have a fair value similar to the carrying amount.

-	Fixed and variable rate of financial instruments: the fair value of financial assets was recognized discounting future cash flows at current market rates for each period or fiscal year, as applicable, for financial instruments of similar characteristics. The estimated fair value of fixed-interest rate deposits and liabilities was assessed discounting future cash flows by using estimated interest rates for deposits or placings with similar maturities to those of the Bank’s portfolio.

-	For public listed assets and liabilities, or those for which the prices are reported by certain renowned pricing providers, the fair value was determined based on such prices.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

The following table shows a comparison between the fair value and the carrying amount of financial instruments not measured at fair value as of September 30, 2022 and December 31, 2021:

	09/30/2022
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	201,060,245	201,060,245			201,060,245
Repo transactions	62,479,868	62,479,868			62,479,868
Other financial assets	30,242,661	30,242,661			30,242,661
Loans and other financing	508,322,478			440,530,557	440,530,557
Other debt securities	528,374,088	148,370,955	382,385,094	69,304	530,825,353
Financial assets delivered as guarantee	26,869,816	26,869,816			26,869,816
Total	1,357,349,156	469,023,545	382,385,094	440,599,861	1,292,008,500

Financial liabilities
Deposits	1,124,415,761	525,560,362		596,598,953	1,122,159,315
Repo transactions	350,517	350,517			350,517
Other financial liabilities	84,974,505	81,853,164	3,405,526		85,258,690
Financing received from the BCRA and other financial institutions	2,432,547	1,721,142	682,573		2,403,715
Issued corporate bonds	2,305,037		1,883,446		1,883,446
Subordinated corporate bonds	60,993,263		51,089,776		51,089,776
Total	1,275,471,630	609,485,185	57,061,321	596,598,953	1,263,145,459

	12/31/2021
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	286,198,757	286,198,757			286,198,757
Repo transactions	52,156,714	52,156,714			52,156,714
Other financial assets	54,959,580	54,959,580			54,959,580
Loans and other financing	585,138,386			543,700,641	543,700,641
Other debt securities	39,932,811	37,982,411	1,079,249	259,312	39,320,972
Financial assets delivered as guarantee	29,833,871	29,833,871			29,833,871
Total	1,048,220,119	461,131,333	1,079,249	543,959,953	1,006,170,535

Financial liabilities
Deposits	977,925,020	554,205,114		423,168,724	977,373,838
Other financial liabilities	111,923,128	110,421,036	2,382,841		112,803,877
Financing received from the BCRA and other financial institutions	726,946	658,000	63,731		721,731
Issued corporate bonds	4,966,943		4,372,103		4,372,103
Subordinated corporate bonds	69,707,975		57,227,424		57,227,424
Total	1,165,250,012	665,284,150	64,046,099	423,168,724	1,152,498,973

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

12.	BUSINESS COMBINATIONS

On October 1, 2021, the Bank exercised a call option to reach 24.99% of the equity interest in Fintech SGR, being this a structured entity in which the Bank has control (see also note 1).

Assets acquired and liabilities assumed

The fair value of the identifiable assets and liabilities of Fintech SGR and the risk fund (“Fondo de Riesgo”), as of the date of acquisition, were as follows:

	Fair value recognized on acquisition
Composition	SGR	Risk fund
Assets	98,583	1,426,596
Cash and deposits in Banks	415	154,083
Debt Securities at fair value through profit or loss		1,033,266
Other financial assets	65,717	238,581
Property, plant and equipment	945
Deferred tax assets	6,585
Other non-financial assets	24,921	666
Liabilities	83,361	1,426,596
Other financial liabilities		1,413,983
Other non-financial liabilities	83,361	12,613
Net assets acquired at fair value	15,222

The goodwill generated by the acquisition of Fintech SGR amounted to 37,905.

The total consideration transferred amounted to 33,488 (not restated) and it was performed through an irrevocable capital contribution made by the Bank in order to increase the capital stock of Fintech SGR, which was approved by the Fintech SGR’s Ordinary and Special Shareholders’ Meeting involving class “A” and class “B”, held on October 18, 2021.

13.	INVESTMENT IN ASSOCIATES AND JOINT ARRANGEMENTS

13.1 Associates

a)	Macro Warrants SA

The Bank holds an investment in the associate Macro Warrants SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Macro Warrants SA as of June 30, 2022. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between July 1, 2022 and September 30, 2022.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

The following table presents the summarized financial information on the Bank’s investment in the associate:

Summarized statement of financial position	09/30/2022	12/31/2021
Total assets	93,875	147,636
Total liabilities	12,288	20,939
Shareholders’ equity	81,587	126,697
Proportional Bank’s interest	5%	5%
Investment carrying amount	4,079	6,335

As of September 30, 2022 and 2021, the investment carrying amount in the net income for the periods amounted to (2,256) and 595, respectively.

b)	Play Digital SA

As explained in note 1, the Bank holds an investment in the associate Play Digital SA. The existence of significant influence is evidenced by the representation the Bank has in the Board of Directors of the associate. In order to measure this investment, the Bank used accounting information of Play Digital SA as of June 30, 2022. Additionally, the Bank has considered, when applicable, the material transactions or events occurring between July 1, 2022 and September 30, 2022.

The following table presents the summarized financial information on the Bank’s interest in the associate:

Summarized statement of financial position	09/30/2022	12/31/2021
Total assets	2,736,811	3,095,280
Total liabilities	505,789	261,396
Shareholders’ equity	2,231,022	2,833,884
Effects of the irrevocable capital contributions made during 2022 pending capitalization (see note 1)	(2,191,510)
Adjusted Shareholders’ equity	39,512	2,833,884
Proportional Bank’s interest	10.0197%	10.0197%
Equity interest	3,959	283,947
Irrevocable capital contribution made in January and July 2022 (see note 1)	416,924
Investment carrying amount	420,883	283,947

As of September 30, 2022 and 2021, the investment carrying amount in the net income for the periods amounted to (350,963) and (122,722), respectively.

13.2.	Joint ventures

The Bank participates in the following joint ventures:

a)	Banco Macro SA – Wordline Argentina SA Unión transitoria

On April 7, 1998, the Bank executed an agreement with Siemens Itron Services SA to organize an joint venture (UTE, for its acronym in Spanish) controlled on a joint basis through a 50% interest, the purpose of which is to facilitate a data processing center for the tax administration, to modernize the systems and tax collection processes of the Province of Salta and manage and recover municipal taxes and fees.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

The following table presents the summarized financial information on the Bank’s investment in the UTE:

Summarized statement of financial position	09/30/2022	12/31/2021
Total assets	1,177,643	1,177,647
Total liabilities	218,404	273,687
Shareholders’ equity	959,239	903,960
Proportional Bank’s interest	50%	50%
Investment carrying amount	479,620	451,980

As of September 30, 2022 and 2021, the investment carrying amount in the net income for the periods amounted to 174,803 and 209,071, respectively.

b)	Finova SA

As explained in note 1, on October 1, 2021, the Bank acquired the 50% of Finova SA. The Bank has common control over this company, as the decisions about the relevant activities require unanimous consent.

The following table presents the summarized financial information on the Bank in this company, which as explained in note 3, section 3.5 “Investment in associates and joint arrangements” to the consolidated financial statements as of December 31, 2021, already issued, is measured at equity method plus goodwill:

Summarized statement of financial position	09/30/2022	12/31/2021
Total assets	38,887	64,581
Total liabilities	4,090	6,792
Shareholders’ equity	34,797	57,789
Proportional Bank’s interest	50%	50%
Equity interest	17,399	28,895
Goodwill	41,779	41,779
Investment carrying amount	59,178	70,674

As of September 30, 2022, the investment carrying amount in the net income for the period amounted to (11,496).

14.	OTHER NON-FINANCIAL ASSETS

The composition of the other non-financial assets as of September 30, 2022 and December 31, 2021 is as follows:

Composition	09/30/2022	12/31/2021
Investment property (see Exhibit F)	9,969,844	1,444,358
Advanced prepayments	2,432,655	1,378,687
Tax advances	702,178	729,528
Other	266,761	319,637
Total	13,371,438	3,872,210

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

15.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of the parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

As of September 30, 2022 and December 31, 2021, amounts balances related to transactions generated with related parties are as follows:

	As of September 30, 2022
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	1,180								1,180
Other financial assets					1,649,483		385,783	48	2,035,314
Loans and other financing (3)
Documents								129,056	129,056
Overdraft							109,484	590,557	700,041
Credit cards							147,250	58,804	206,054
Lease								49,359	49,359
Personal loans							1,244		1,244
Mortgage loans							368,320		368,320
Other loans		1,796,556					107,152	1,666,621	3,570,329
Other receivables from financial intermediation								17,862	17,862
Guarantee granted								1,300,610	1,300,610
Other non-financial assets
Total assets	1,180	1,796,556			1,649,483		1,119,233	3,812,917	8,379,369

Liabilities
Deposits		3,008,296	58,739	69,691	103	81,253	5,994,187	2,453,136	11,665,405
Other financial liabilities							164,923	65,698	230,621
Issued corporate bonds		42,203	148,660						190,863
Subordinated corporate bonds					122,231				122,231
Other non-financial liabilities								20,404	20,404
Total liabilities		3,050,499	207,399	69,691	122,334	81,253	6,159,110	2,539,238	12,229,524

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for loans and other financing as of September 30, 2022 for Macro Securities SAU, Fintech SGR, Key management personnel and other related parties amounted to 3,860,769, 2,161,650, 1,065,891 and 13,894,451, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	As of December 31, 2021
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Assets
Cash and deposits in banks	1,367								1,367
Other financial assets					1,259,377		247,343	240,197	1,746,917
Loans and other financing (3)
Documents								47,399	47,399
Overdraft							133,528	420,061	553,589
Credit cards							119,294	89,637	208,931
Lease								47,706	47,706
Personal loans							2,367		2,367
Mortgage loans							426,143		426,143
Other loans		2,299,987					126,784	2,627,331	5,054,102
Other receivables from financial intermediation								11,459	11,459
Guarantee granted								1,699,525	1,699,525
Other non-financial assets							40		40
Total assets	1,367	2,299,987			1,259,377		1,055,499	5,183,315	9,799,545

Liabilities
Deposits	7	2,641,200	271,896	113,921	51	87,752	6,135,986	2,847,013	12,097,826
Financial liabilities at fair value through profit or loss								2,702,532	2,702,532
Other financial liabilities							81,007	413,928	494,935
Subordinated corporate bonds					69,777				69,777
Other non-financial liabilities								25,545	25,545
Total liabilities	7	2,641,200	271,896	113,921	69,828	87,752	6,216,993	5,989,018	15,390,615

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

(3)	The maximum financing amount for loans and other financing as of December 31, 2021 for Macro Securities SAU, Fintech SGR, Key management personnel and other related parties amounted to 2,319,329, 1,259,377, 1,189,860 and 10,155,848, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Profit or loss related to transactions generated during the nine-month periods ended September 30, 2022 and 2021 with related parties are as follows:

	As of September 30, 2022
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (2)	Other related parties	Total
Income / (loss)
Interest income		3,685					188,591	1,272,920	1,465,196
Interest expense						(12,185)	(70,124)	(10,543)	(92,852)
Commissions income		12,868	103		576	234	49	56,667	70,497
Commissions expense					(5,388)		(17)	(974)	(6,379)
Other operating income	4	2,111		26	788,709			37	790,887
Administrative expense								(321,453)	(321,453)
Other operating expense		(12,371)						(49,224)	(61,595)
Total Income / (loss)	4	6,293	103	26	783,897	(11,951)	118,499	947,430	1,844,301

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

	As of September 30, 2021
	Main subsidiaries (1)
	Macro Bank Limited	Macro Securities SAU	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (2)	Other related parties	Total
Income / (loss)
Interest income		4,607				195,158	1,731,015	1,930,780
Interest expense		(6,995)			(23,814)	(56,137)	(104,360)	(191,306)
Commissions income		25,154	152		254	26	25,626	51,212
Commissions expense						(38)	(291)	(329)
Other operating income	4	11,857					40	11,901
Administrative expense							(313,347)	(313,347)
Other operating expense							(96,168)	(96,168)
Total Income / (loss)	4	34,623	152		(23,560)	139,009	1,242,515	1,392,743

(1)	These transactions are eliminated during the consolidation process.

(2)	Includes close family members of the key management personnel.

Transactions generated by the Bank with its related parties for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of September 30, 2022 and 2021, totaled 679,115 and 751,179, respectively.

In addition, fees received by the Directors as of September 30, 2022 and 2021 amounted to 1,189,579 and 1,695,699, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Additionally, the composition of the Board of Directors and key management personnel of the Bank and its subsidiaries is as follows:

Composition	09/30/2022	12/31/2021
Board of Directors	23	21
Senior managers of the key management personnel	12	12
Total	35	33

16.	DEPOSITS

The composition of deposits as of September 30, 2022 and December 31, 2021 is as follows:

Composition	09/30/2022	12/31/2021
Non-financial Public Sector	134,772,827	93,669,657
Financial sector	1,273,497	1,596,286
Non-financial Private Sector and Foreign Residents	988,369,437	882,659,077
Checking accounts	149,089,707	167,515,876
Saving accounts	313,134,481	307,644,523
Time deposits	463,009,137	381,394,547
Investment accounts	49,855,531	11,285,397
Other	13,280,581	14,818,734
Total	1,124,415,761	977,925,020

17.	OTHER FINANCIAL LIABILITIES

The composition of the other financial liabilities as of September 30, 2022 and December 31, 2021 is as follows:

Composition	09/30/2022	12/31/2021
Credit and debit card settlement - due to merchants	51,453,900	54,880,454
Amounts payable for other spot purchases pending settlement	10,571,367	11,745,251
Payment orders pending to foreign exchange settlement	5,335,706	4,939,703
Amounts payable for spot purchases of government securities pending settlement	4,929,993	2,695,040
Collections and other transactions on account and behalf of others	3,440,002	4,038,514
Finance leases liabilities	1,769,990	2,358,526
Amounts payable for spot purchases of foreign currency pending settlement	59,291	25,760,991
Other	7,414,256	5,504,649
Total	84,974,505	111,923,128

18.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Exhibit J “Changes in Provisions” presents the changes in provisions as of September 30, 2022 and December 31, 2021.

The expected terms to settle these obligations are as follows:

	09/30/2022
Composition	Within 12 months	Over 12 months	09/30/2022	12/31/2021
For administrative, disciplinary and criminal penalties		500	500	829
Letters of credits, guarantees and other commitments (1)	761,280		761,280	566,482
Commercial claims in progress (2)	117,372	353,351	470,723	527,345
Labor lawsuits	206,878	55,342	262,220	357,712
Pension funds - reimbursement	213,815	189,785	403,600	176,470
Other	13,026	1,232,269	1,245,295	1,097,382
Total	1,312,371	1,831,247	3,143,618	2,726,220

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in note 4.

(2)	See also note 40.2.

In the opinion of the Bank’s Management and its legal counsel, there are no other significant effects other than those disclosed in these condensed consolidated interim financial statements, the amounts and settlement terms of which have been recognized based on the current value of such estimates, considering the probable settlement date thereof.

19.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of September 30, 2022 and December 31, 2021 is as follows:

Composition	09/30/2022	12/31/2021
Withholdings	12,290,336	11,664,344
Salaries, bonuses and payroll taxes payables	11,913,248	10,933,005
Taxes payables	5,751,912	5,339,619
Dividends payables (see note 31)	4,937,861	44,143,028
Miscellaneous payables	2,710,818	3,154,565
Retirement pension payment orders pending settlement	1,058,693	702,524
Fees payables	274,893	517,248
Other	2,091,031	3,481,077
Total	41,028,792	79,935,410

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

20.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of September 30, 2022 and December 31, 2021:

09/30/2022	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	201,060,245
Debt securities at fair value through profit or loss		156,876,892	22,292,008
Derivatives financial instruments		137,840	129
Repo transactions		62,479,868
Other financial assets	7,930,308	14,797,065	9,701,436
Loans and other financing (1)	753,020	358,047,343	149,522,115
Other debt securities		584,547,396	47,796,868
Financial assets delivered as guarantee	26,869,816	388,501
Equity instruments at fair value through profit or loss	677,340
Total assets	237,290,729	1,177,274,905	229,312,556

Liabilities
Deposits	517,471,642	606,559,395	384,724
Financial liabilities at fair value through profit or loss		667,404
Derivative financial instruments		1,896
Repo transactions		350,517
Other financial liabilities		82,749,523	2,224,982
Financing received from the BCRA and other financial institutions		2,432,547
Issued corporate bonds		5,513	2,299,524
Subordinated corporate bonds		1,584,354	59,408,909
Total liabilities	517,471,642	694,351,149	64,318,139

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

12/31/2021	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	286,198,757
Debt securities at fair value through profit or loss		36,013,743	17,805,015
Derivative financial instruments		2,152
Repo transactions		52,156,714
Other financial assets	6,713,862	43,598,136	8,086,217
Loans and other financing (1)	272,083	384,787,427	200,078,876
Other debt securities		397,011,632	77,925,083
Financial assets delivered as guarantee	29,833,871
Equity instruments at fair value through profit or loss	3,619,566
Total assets	326,638,139	913,569,804	303,895,191

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

12/31/2021	Without due date	Total up to 12 months	Total over 12 months
Liabilities
Deposits	544,228,273	433,644,550	52,197
Liabilities at fair value through profit or loss		2,703,232
Derivative financial instruments		4,206
Other financial liabilities		110,046,882	1,876,246
Financing received from the BCRA and other financial institutions		718,473	8,473
Issued corporate bonds		4,966,943
Subordinated corporate bonds		1,520,020	68,187,955
Total liabilities	544,228,273	553,604,306	70,124,871

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

21.	DISCLOSURES BY OPERATING SEGMENT

For management purposes the Bank’s Management has determined that it has only one operating segment related to the banking business. In this sense, the Bank supervises the operating segment income (loss) for the period in order to make decisions about resources to be allocated to the segment and assess its performance, which is measured on a consistent basis with the profit or loss in the financial statements.

22.	INCOME TAX

a)	Inflation adjustment on income tax

Tax Reform Law 27430, amended by Laws 27468 and 27541, established the following, regarding inflation adjustment on income tax for the fiscal years beginning on January 1, 2018:

i)	Such adjustment will be applicable in the fiscal year in which the variation of the IPC is higher than 100% for the thirty-six months before the end of the tax period.

ii)	Regarding the first, second and third fiscal year after its effective date, this procedure will be applicable if the variation of the abovementioned index, calculated from the beginning until the end of each of those fiscal years exceeds 55%, 30% and 15% for the first, second and third fiscal years of application, respectively.

iii)	The positive or negative inflation adjustment, as the case may be, corresponding to the first, second and third fiscal years beginning on January 1, 2018, shall be allocated one third in the fiscal year for which the adjustment is calculated and the remaining two thirds in equal parts in the following two immediate fiscal years.

iv)	The positive or negative inflation adjustment, corresponding to the first and second fiscal years beginning on January 1, 2019, shall be allocated one sixth to the fiscal year in which the adjustment is determined and the remaining five sixth in the following immediate fiscal years.

v)	For fiscal years beginning on January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of September 30, 2022 and December 31, 2021, all the conditions established by the income tax Law to practice the inflation adjustment are met and the current and deferred income tax was recognized, including the effects of the application of the inflation adjustment on income taxes established by Law (see section “Tax inflation adjustment – Fiscal years 2019 and 2020” of this note).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

b)	Income tax rate

On June 16, 2021, through Decree No. 387/2021, Law No. 27630 was issued. This law established for fiscal years beginning on or after January 1, 2021, a progressive tax rates scheme of 25%, 30% and 35% which will be applied, on a progressively basis, to the taxable accumulated net profit at the end of each fiscal year.

c)	The main items of income tax expense in the condensed consolidated interim financial statements are as follows:

	09/30/2022		09/30/2021
Description	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Current income tax expense	5,766,528	8,193,717	3,717,055	8,310,800
Loss / (Profit) for deferred income taxes	1,544,515	3,713,384	(3,834,297)	(1,470,909)
Monetary effects	473,222	658,810	638,943	1,398,361
Income tax loss recorded in the statement of income	7,784,265	12,565,911	521,701	8,238,252
Income tax loss / (profit) recorded in other comprehensive income	1,249,424	(846,841)	221,535	1,303,756
Total	9,033,689	11,719,070	743,236	9,542,008

Tax inflation adjustment – Fiscal years 2019 and 2020

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26 of that year, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of this note). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Moreover, on October 17, 2022, the Bank filed a reimbursement action with the AFIP requesting that 382,189 paid as income tax for the 2021 tax period be reimbursed.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by Income Tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Both cases are currently at the trial stage.

In connection with the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017. On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

23.	COMMISSIONS INCOME

	09/30/2022		09/30/2021
Description	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Performance obligations satisfied at a point in time
Commissions related to obligations	9,028,584	27,160,372	8,827,477	25,012,199
Commissions related to credit cards	5,240,852	15,813,359	5,153,085	14,739,843
Commissions related to insurance	841,554	2,736,685	916,854	2,811,038
Commissions related to trading and foreign exchange transactions	304,471	986,740	384,768	1,060,750
Commissions related to securities value	205,478	762,774	356,100	901,186
Commissions related to loans and other financing	90,320	249,001	53,863	181,291
Commissions related to financial guarantees granted	1,900	3,011	1,794	4,310

Performance obligations satisfied over certain time period
Commissions related to credit cards	99,641	352,701	150,191	470,359
Commissions related to trading and foreign exchange transactions	24,501	44,401	14,754	49,997
Commissions related to loans and other financing	3,269	5,935	3,373	3,988
Commissions related to obligations	350	984	669	1,454
Commissions related to financial guarantees granted				157
Total	15,840,920	48,115,963	15,862,928	45,236,572

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

24.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	09/30/2022		09/30/2021
Description	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Translation of foreign currency assets and liabilities into pesos	15,698,776	26,136,001	840,138	4,417,549
Income from foreign currency exchange	331,519	870,412	242,610	644,118
Total	16,030,295	27,006,413	1,082,748	5,061,667

25.	OTHER OPERATING INCOME

	09/30/2022		09/30/2021
Description	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Services	1,849,539	5,633,416	2,080,393	5,223,743
Adjustments and interest from other receivables	546,903	1,342,850	379,611	1,486,844
Adjustments from other receivables with CER clauses	423,460	1,003,029	127,303	448,223
Other receivables for financial intermediation	169,179	693,608	235,039	1,279,065
Sale of investment in properties and other non-financial assets	(1,420)	20,722
Other	757,785	4,451,133	405,611	1,269,073
Total	3,745,446	13,144,758	3,227,957	9,706,948

26.	EMPLOYEE BENEFITS

	09/30/2022		09/30/2021
Description	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Remunerations	12,001,127	34,511,369	11,567,825	35,339,931
Payroll taxes	3,052,778	8,304,590	2,669,559	8,070,208
Compensations and bonuses to employees	2,009,454	5,587,453	1,816,489	4,825,865
Employee services	592,132	1,768,160	462,408	1,178,770
Total	17,655,491	50,171,572	16,516,281	49,414,774

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2022 (Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

27.	ADMINISTRATIVE EXPENSES

	09/30/2022		09/30/2021
Description	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Taxes	1,433,455	4,066,251	1,234,395	3,633,080
Maintenance, conservation and repair expenses	1,310,793	3,890,831	1,416,328	4,031,914
Armored truck, documentation and events	1,136,569	3,401,340	1,263,528	3,455,182
Security services	795,945	2,402,940	857,719	2,526,320
Other fees	766,937	2,240,607	669,101	2,006,178
Electricity and communications	747,715	2,257,162	826,786	2,574,383
Software	507,449	1,646,030	680,261	2,000,255
Advertising and publicity	435,925	1,482,769	402,042	870,130
Fees to directors and syndics	365,596	1,030,377	222,026	658,022
Representation, travel and transportation expenses	164,665	387,902	90,129	235,950
Insurance	92,529	271,090	134,824	345,979
Hired administrative services	63,597	168,186	55,186	138,613
Stationery and office supplies	54,236	165,766	54,327	149,137
Leases	33,553	113,959	38,083	145,494
Other	386,433	985,533	277,928	804,149
Total	8,295,397	24,510,743	8,222,663	23,574,786

28.	OTHER OPERATING EXPENSES

	09/30/2022		09/30/2021
Description	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Turnover tax	9,420,200	25,451,615	7,347,063	22,335,872
For credit cards	3,805,791	10,887,470	3,394,268	8,763,768
Charges for other provisions	1,018,799	2,276,564	612,030	1,856,756
Deposit guarantee fund contributions	407,430	1,193,819	411,322	1,326,832
Interest on lease liabilities	317,834	739,228	93,214	279,498
Donations	139,396	334,709	12,614	16,553
Insurance claims	97,204	245,215	35,131	87,122
Taxes	59,682	239,215	148,917	526,828
Loss from sale or impairment of property, plant and equipment	(1,891)	6,852
Loss from sale or impairment of investment in properties and other non-financial assets			16,565	130,731
Other	2,010,858	5,526,413	1,732,812	5,125,096
Total	17,275,303	46,901,100	13,803,936	40,449,056

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

29.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows, the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and deposits in banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.

-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the shareholders’ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

Reconciliation	09/30/2022	12/31/2021	09/30/2021	12/31/2020
Cash and deposits in banks	201,060,245	286,198,757	303,844,321	325,794,776
Debt Securities at fair value through profit or loss		8,071	124,720
Other debt securities	425,805,614	227,654,749	257,253,416	333,939,302
Loans and other financing	736,575	853,202	903,573	1,054,648
Total	627,602,434	514,714,779	562,126,030	660,788,726

30.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2019 to September 30, 2022, amounted to 639,413. The capital stock composition is detailed in Exhibit K to the condensed separated interim financial statements.

31.	EARNINGS PER SHARE - DIVIDENDS

Basic earnings per share were calculated by dividing net profit attributable to common shareholders of the Bank by the weighted average number of common shares outstanding during the period.

To determine the weighted average number of common shares outstanding during the period, the Bank used the number of common shares outstanding at the beginning of the fiscal year adjusted, if applicable, by the number of common shares bought back or issued during the period multiplied by the number of days that the shares were outstanding in the period. Note 30 provides a breakdown of the changes in the Bank’s capital stock.

The calculation of basic earnings per share is disclosed in the table of Earnings per share included in the condensed consolidated interim statement of income. See additionally note 41.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Dividends paid and proposed

During 2020 and 2021, the BCRA issued Communiqués that suspended the payment of earnings distributions resolved by the Shareholders’ Meetings, being the last one the Communiqué “A” 7312, which suspended the payment up to December 31, 2021. As a consequence of the abovementioned suspensions, as of December 31, 2021 dividends pending distribution amounted to 26,580,415 (not restated), which had been approved by the Shareholders’ Meetings held on April 30 and October 21, 2020 and April 30, 2021, and were recorded under other non-financial liabilities (see note 19).

In addition, on December 16, 2021, the BCRA issued Communiqué “A” 7421, which established as follows: (i) from January 1, 2022, through December 31, 2022, financial institutions will be allowed to distribute up to 20% of the amount of earnings that should have been distributed if the “Earnings distributions” rules had been applied, and (ii) financial institutions that have the BCRA’s authorization for the earnings distributions have to perform it in 12 equal, monthly and consecutive installments.

On May 12, 2022, the BCRA approved the dividends distribution requested by the Bank in accordance with the Communiqué mentioned in the previous paragraph for an amount of 19,751,444 (not restated). As of the date of issuance of these condensed consolidated interim financial statements is pending to pay the installment 12 for an amount of 1,645,954. Additionally, the balance of the dividends approved that are pending to pay due to they exceed the abovementioned limit, amounted to 6,828,971 (not restated).

Moreover, the Shareholders’ Meeting held on April 29, 2022, resolved to distribute cash dividends or dividends in kind, in this case, measured at market value for an amount of 14,187,873 (not restated), represented 22.18 pesos per share, subject to prior authorization from the BCRA which adding the dividends pending to pay due to they exceed the abovementioned limited, amounted to 21,016,844 (not restated) and were recorded in an “Reserve for dividends pending authorization from the BCRA”, as decided in the abovementioned Shareholders Meeting held on April 29, 2022 and delegating on the Board of Directors the power to make available such amount after BCRA´s authorization.

32.	DEPOSIT GUARANTEE INSURANCE

Law No. 24485 and Decree No. 540/1995 created the Deposit Guarantee Insurance System, which was featured as a limited, compulsory and onerous system, aimed at covering the risks of bank deposits, as subsidiary and supplementary to the deposit privilege and protection system established under the Financial Entities Law. The abovementioned legislation also provided for the incorporation of Sedesa with the exclusive purpose of managing the Deposit Guarantee Fund (DGF). Sedesa was incorporated in August 1995.

Banco Macro SA holds a 7.7330% interest in the capital stock of Sedesa according to the percentages disclosed by BCRA Communiqué “B” 12305 on March 17, 2022.

All deposits in pesos and foreign currency placed in participating entities in the form of checking accounts, savings accounts, certificates of deposits or other forms of deposit that the BCRA may determine from time to time shall be subject to the abovementioned Deposit Guarantee Insurance System up to the amount of 1,500 which must meet the requirements provided for in Presidential Decree 540/1995 and other requirements that the regulatory authority may determine from time to time. On the other hand, the BCRA provided from the exclusion of the guarantee system, among others, of any deposits made by other financial entities, deposits made by persons related to the Bank and securities deposits.

33.	RESTRICTED ASSETS

As of September 30, 2022 and December 31, 2021, the following Bank’s assets are restricted:

Composition	09/30/2022	12/31/2021
Cash and Deposits in Banks
• Fondo de Riesgo Fintech SGR – Deposits in other entities (1).	378	2
Subtotal Cash and Deposits in Banks	378	2

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Composition (contd.)		09/30/2022	12/31/2021
Debt securities at fair value through profit or loss and other debt securities
•	Fondo de Riesgo Fintech SGR – Debt securities at fair value through profit or loss and other debt securities (1).	2,492,895	1,760,984
•	Letters of National Estate in pesos adjusted by CER – Maturity: 02/17/2023.	126,650
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the Argentine Securities Commission (CNV).	83,459	80,863
•	Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, securing the sectoral Credit Program of the Province of San Juan, production investment financing fund.	70,735	74,152
•	Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	28,595	29,976
•	Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831, and supplementary regulations established by CNV standards (NT 2013, as amended).	12,642	13,253
Subtotal debt securities at fair value through profit or loss and other debt securities		2,814,976	1,959,228

Other financial assets
•	Interests derived from contributions made as protector partner (2).	1,411,831	1,266,311
•	Fondo de Riesgo Fintech SGR – Mutual fund shares (1).	201,062	338,082
•	Mutual fund shares for minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/13, as amended, of the CNV.	122,172	250,349
•	Sundry debtors – Other.	7,844	8,348
•	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,373
Subtotal Other financial assets		1,743,736	1,864,463

Loans and other financing – non-financial private sector and foreign residents
•	Fondo de Riesgo Fintech SGR – Loans and other financing (1).	1,273	3,441
Subtotal loans and other financing		1,273	3,441

Financial assets delivered as a guarantee
•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	22,856,130	25,783,223
•	Guarantee deposits related to credit and debit card transactions.	3,238,440	2,188,631
•	For securities forward contracts.	388,501
•	Other guarantee deposits.	775,246	1,862,017
Subtotal Financial assets delivered as guarantee		27,258,317	29,833,871

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Composition (contd.)	09/30/2022	12/31/2021
Other non-financial assets
• Real property related to a call option sold.	2,094,025	359,416
• Fondo de Riesgo Fintech SGR – Other non-financial assets (1).	1,316	558
Subtotal other non-financial assets	2,095,341	359,974
Total	33,914,021	34,020,979

(1)	According to Law 24467, as amended, and Fintech SGR By-Law, this entity has a risk fund (“Fondo de Riesgo”) which its main objective is to cover the guarantees granted to the protector partners and third parties. The assets of the risk fund could only be applied to partners’ withdrawals, to cover guarantees and other direct expenses.

(2)	As of September 30, 2022 and December 31, 2021 it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

34.	TRUST ACTIVITIES

The Bank is related to several types of trusts. The different trust agreements according to the business purpose sought by the Bank are disclosed below:

34.1.	Financial trusts for investment purposes

Debt securities include mainly prepayments towards the placement price of provisional trust securities of the financial trusts under public and private offerings (Accicom, Confibono, Red Surcos and Secubono). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once the public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made, plus an agreed-upon compensation. If after making the best efforts, such trust securities cannot be placed, the Bank will retain the definitive trust securities.

In addition, the Bank’s portfolio is completed with financial trusts for investment purposes, trust securities of definitive financial trusts in public and private offering (Secubono, Accicom and Confibono) and certificates of participation (Arfintech).

As of September 30, 2022 and December 31, 2021, debt securities and certificates of participation in financial trusts for investment, amounted to 1,151,575 and 881,683, respectively.

According to the latest accounting information available as of the date of issuance of these condensed consolidated interim financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

34.2.	Trusts created using financial assets transferred by the Bank (securitization)

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities for which collection is guaranteed by the cash flow resulting from such assets or group of assets. Through this way the funds that were originally used by the Bank to finance the loans are obtained earlier.

As of September 30, 2022 and December 31, 2021, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim financial statements, the assets managed through Macro Fiducia SAU (subsidiary) of this type of trusts amounted to 11,680 and 15,950, respectively.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

34.3	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's non-compliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send such cash to the Bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no non-compliance or delays by the debtor in the obligations assumed with the beneficiary, the trustee shall not execute the guarantee and all excess amounts as to the value of the obligations are reimbursed by the trustee to the debtor.

As of September 30, 2022 and December 31, 2021, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim financial statements, the assets managed by the Bank amounted to 2,491,731 and 3,361,203, respectively.

34.4	Trusts in which the Bank acts as Trustee (Management)

The Bank, through its subsidiaries, performs management duties of the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes:

-	Guaranteeing, in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

-	Promoting the production development of the private economic sector at a provincial level.

-	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of September 30, 2022 and December 31, 2021, considering the latest available accounting information as of the date of issuance of these condensed consolidated interim financial statements, the assets managed by the Bank amounted to 17,361,871 and 20,197,991, respectively.

35.	COMPLIANCE WITH CNV REGULATIONS

35.1	Compliance with CNV standards to act in the different agent categories defined by the CNV:

35.1.1	Operations of Banco Macro SA

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution No. 622/2013, as amended), the Bank is registered with this agency as agent for the custody of collective investment products of mutual funds (AC PIC FCI, for their acronyms in Spanish) – Comprehensive Depositary company, clearing and settlement agent and trading agent (ALyC and AN – comprehensive, for their acronyms in Spanish and Guarantee Entity (in the process of being registered).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

On November 4, 2022 the CNV authorized the Bank to be included into the “List of Authorized companies to guarantee capital market instruments”, under Chapter VII, Title II of the Standards (NT 2013 as amended).

Additionally, the Bank’s shareholders’ equity as of September 30, 2022 stated in UVAs amounted to 2,745,832,911 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in note 33 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

35.1.2	Operations of Macro Securities SAU

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered under the following categories: clearing and settlement agent, trading agent, comprehensive trading agent and mutual investment funds placement and distribution agent and comprehensive mutual investment funds placement and distribution agent (ALyC, AN – comprehensive, ACyD FCI and ACyDI FCI).

Additionally, the shareholders’ equity of such Company as of September 30, 2022 stated in UVAs amounted to 50,535,269 and exceeds the minimum amount required by such regulation, amounting to 470,350 UVAs and the minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares. Moreover, as result of the Company acting as “ACyD FCI and ACyDI FCI” an amount of 163,500 UVAs will be added to minimum Shareholder’s equity.

35.1.3	Operations of Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión SA

Considering the current operations of this subsidiary, and according to the provisions established by CNV effective as of the approval of General Resolution No. 622/2013, as amended, issued by such agency, such Company is registered as agent for the Administration of Collective Investment Products of Mutual Funds.

Additionally, the shareholders’ equity of this Company as of September 30, 2022 stated in UVAs amounted to 11,993,746 and exceeds the minimum amount required by such regulation, amounting to 150,000 UVAs plus 20,000 UVAs per each additional mutual fund it manages. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares.

35.1.4	Operations of Macro Fiducia SAU

Considering the current operations of this subsidiary and according to the provisions established by CNV effective as of the approval of General Resolution 622/2013, as amended, issued by such agency, such Company is registered as financial trustee agent and non-financial trustee agent.

Additionally, the shareholders’ equity of such Company as of September 30, 2022 stated in UVAs amounted to 1,093,418 an exceeds the minimum amount required by General Resolution 795 established in 950,000 UVAs. The minimum statutory guarantee account required a minimum of 50% of the minimum amount of Shareholders’ equity, which the Company paid-in with mutual fund shares.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

35.2	Documents in custody

As a general policy, the Bank delivers for custody to third parties the documentary support of its aged accounting and management operations, i.e. those whose date is prior to the last fiscal year-end, except for the Inventory Book, in which aging is deemed to include those with a date prior to the four fiscal years ended. In compliance with CNV General Resolution No. 629 requirements, the Bank has placed (i) the Inventory Books for fiscal years ended up to and including December 31, 2017, and (ii) certain documentation supporting the economic transactions for fiscal years ended up to and including December 31, 2017, under the custody of the following companies: AdeA Administradora de Archivos SA (warehouse located at Ruta 36, km 31.5, Florencio Varela, Province of Buenos Aires) and ADDOC Administración de Documentos SA (warehouse located at Avenida Circunvalación Agustín Tosco with no number, Colectora Sur, between Puente San Carlos and Puente 60 blocks, Province of Córdoba and Avenida Luis Lagomarsino 1750, formerly Ruta 8 Km 51,200, Pilar, Province of Buenos Aires).

In addition, the documentary support on a digital format is protected on the Bank’s servers.

35.3	As depositary of mutual funds

As of September 30, 2022 Banco Macro SA, in its capacity as depositary company, holds in custody the shares in mutual funds subscribed by third parties and assets from the following mutual funds:

Funds	Number of shares	Equity
Argenfunds Abierto Pymes	3,341,452,532	11,503,507
Argenfunds Ahorro Pesos	88,842,728	1,629,420
Argenfunds Infraestructura	250,475,339	347,845
Argenfunds Liquidez	6,779,005,143	19,697,531
Argenfunds Renta Argentina	102,720,806	1,533,628
Argenfunds Renta Balanceada	933,334,495	8,527,156
Argenfunds Renta Capital	17,354,408	2,566,115
Argenfunds Renta Crecimiento	13,190,811	1,932,251
Argenfunds Renta Dinámica	26,266,166,194	1,222,438
Argenfunds Renta Fija	386,588,080	10,094,798
Argenfunds Renta Flexible	29,866,692	168,184
Argenfunds Renta Global	109,754,251	780,895
Argenfunds Renta Mixta	6,192,073,489	6,899,726
Argenfunds Renta Mixta Plus	1,163,592	143,266
Argenfunds Renta Pesos	150,240,213	3,037,339
Argenfunds Renta Total	548,961,979	1,160,183
Argenfunds Renta Variable	272,791,751	12,777
Argenfunds Retorno Absoluto	325,193,754	1,244,105
Pionero Acciones	12,847,445	1,090,061
Pionero Ahorro Dólares	11,720,792	1,572,949
Pionero Argentina Bicentenario	424,876,097	2,311,761
Pionero Capital	3,413,461,192	6,264,407
Pionero Desarrollo	1,989,663,950	2,027,392
Pionero Empresas FCI Abierto Pymes	208,090,616	2,035,625
Pionero FF	55,817,736	1,681,804
Pionero Gestión	1,644,903,009	4,270,854
Pionero Pesos	895,336,306	14,132,230
Pionero Pesos Plus	14,632,606,184	139,099,403
Pionero Renta	66,143,062	7,818,712
Pionero Renta Ahorro	227,459,711	8,492,177
Pionero Renta Ahorro Plus	1,464,599,326	8,606,234
Pionero Renta Balanceado	11,702,500,511	16,752,118
Pionero Renta Estratégico	688,682,300	4,964,324
Pionero Renta Fija Dólares	2,663,588	232,501
Pionero Renta Mixta I	70,320,151	658,131
Pionero Retorno	3,746,901,172	3,815,304

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

36.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for September 2022 are listed below, indicating the amounts as of month-end of the related items:

Items	Banco Macro SA
Cash and deposits in banks
Amounts in BCRA accounts	99,990,766
Other debt securities
Government securities computable for the minimum cash requirements	143,129,498
Financial assets delivered as guarantee
Special guarantee accounts with the BCRA	22,856,130
Total	265,976,394

37.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

BCRA Communiqué “A” 5689, as supplemented and amended, requires financial institutions to disclose in their financial statements certain information regarding summaries and penalties received from certain regulatory authorities, regardless of the amounts involved and the final conclusions of each case.

There follows a description of the situation of Banco Macro SA as of September 30, 2022:

Summary proceedings filed by the BCRA

Financial summary proceedings: No. 1496 dated 02/24/2016.

Reason: control observations over subsidiaries. Penalty amount: 30,608 (not restated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Proceeding filed against: Banco Macro SA and the Members of the Board of Directors (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Luis Carlos Cerolini, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Constanza Brito and Emanuel Antonio Alvarez Agis).

Status: On 04/07/2016, the Bank filed the defenses and evidence on the BCRA. On 05/18/2016 the Bank requested on behalf of Mr. Delfín Jorge Ezequiel Carballo the resolution of the motion for lack of standing to be sued. On 09/09/2020, the BCRA filed Resolution No. 132/20 (notified on 02/22/2021) which acquitted Delfín Jorge Ezequiel Carballo and imposed a fine to the Bank and other responsible directors. On 03/01/2021 the Bank paid the fines. On 03/15/2021 the Bank filed a direct appeal against such resolution to the BCRA, which will be decided at Courtroom I of the Federal Civil and Commercial Court of Appeals (CNACAF, for its acronym in Spanish), where resolution is pending. The fine imposed to Mr. Jorge Horacio Brito was abrogated due to his passing. On 12/03/2021, the BCRA answered the notice of the direct appeal, requesting the dismissal. At the same date the CNACAF decided to include the process into the agreement to issue a sentence. As of the date of issuance of these condensed consolidated interim financial statements, this proceeding is pending resolution.

Criminal foreign exchange summary proceedings: No. 7642 dated 10/18/2021.

Reason: Supposed non-compliance with article 1 incs. e) and f) of the Criminal Foreign Exchange Regime (TO by Decree No. 480/95), together with points 5, 9 15 and 18 of BCRA Communiqué “A” 6770, and points 1.2 and 5.3 of the BCRA Communiqué “A” 6844.

Responsibles: Banco Macro SA, Foreign Exchange Team Leader (Alfredo Muscari), head of Foreign Exchange and Banking Operations manager (Eduardo Roque Covello) and Compliance manager (Gustavo Emilio Pessagno).

Status: On 12/29/2021, Banco Macro SA and the natural persons subject to summary proceedings filed their joint defenses, offering evidence and requesting an acquittal. Such filing established that: (i) the crime charged in the summary proceedings is inadmissible and inappropriate; ii) the Criminal Foreign Exchange System is unconstitutional; iii) the infringements charged are barred by the statute of limitations; iv) the charge is null because it was filed by the director of the SEFyC (Financial Institutions and Foreign Exchange Regulatory Agency); v) the accusation made by the BCRA lacks the minimum requirements for the criminal charge to be valid; vi) there are no arguments or evidence proving a criminal behavior by Banco Macro SA’s staff; therefore, this would be an objective charge; vii) the parties charged have not participated in the events under investigation, and viii) the infringements under investigation are atypical from the objective and subjective perspectives. On 03/15/2022, the BCRA dismissed the previous defenses performed by the Bank and the rest of the responsibles who, on 03/25/2022, filed an extraordinary appeal and a nullity request which was dismissed by the BCRA. Against such resolution, on 04/25/2022 a complaint appeal was filed to the Economic Federal Court, Courtroom No. 5, which dismissed the abovementioned appeal and submitted the file to an administrative area to continue with the proceeding. As of the date of issuance of these condensed consolidated interim financial statements, the file is on evidence stage.

Penalties imposed by the Financial Information Unit (UIF)

File: No. 248/2014 (UIF Note Presidency 245/2013 11/26/2013) dated 07/30/2014.

Reason: alleged deficiencies in preparing certain “Reports on suspicious transactions (ROS)” due to cases of infringement detected in certain customer files. Penalty amount: 330 (not restated).

Penalty imposed on: Banco Macro SA, the members of the Board and those in charge of anti-money laundering regulation compliance (Luis Carlos Cerolini –both as Compliance Officer and Director- and Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Emanuel Antonio Alvarez Agis, Marcos Brito and Rafael Magnanini, as Directors of Banco Macro SA).

Status: on 12/26/2016 the UIF passed Resolution No. 164/16 imposing fines on those responsible and issuing a favorable decision on the plea of lack of capacity to be sued lodged by Messrs. Carballo and Magnanini. Against such resolution, the Bank and the individuals liable filed direct appeals, which will be decided at Room III of the CNACAF. Such appeals were dismissed through a final sentence dated 07/18/2019. On 08/15/2019, the Bank filed a federal extraordinary appeal which was dismissed through resolution dated 09/26/2019. On 10/03/2019 the Bank filed a complaint appeal before Argentine Supreme Court (CSJN, for its acronym in Spanish), which is still pending resolution.

Additionally, there are pending summary proceedings before the CNV and the UIF, as described below:

File: No. 1480/2011 (CNV Resolution No. 17529) dated 09/26/2014.

Reason: potential non-compliance with the obligation to inform a “Significant Event”. Penalty amount: 500 (not restated).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Persons subject to summary proceedings: Banco Macro SA, the members of the Board, the regular members of the Statutory Audit Committee and the person/s responsible for market relations (Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Roberto Julio Eilbaum, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Daniel Hugo Violatti, Ladislao Szekely, Santiago Marcelo Maidana and Herman Fernando Aner).

Status: on 10/28/2014 the Bank and the persons involved filed their defenses offering evidence and requesting their acquittal. On 08/03/2015 the term to produce evidence was closed and on 08/19/2015 the defendants lodged their memorials. On 03/04/2021, the Board of Directors of the CNV filed a resolution dismissing the nullity and imposing a fine to the Bank jointly and severally with its Directors at the moment when the facts where investigated. Against such resolution, on 05/03/2021 a direct appeal was filed. In December 2021, the CNV referred the proceedings to the Federal Civil and Commercial Court of Appeals (CNACCF, for its acronym in Spanish), under the file number 14633/2021, styled “Szekely, Ladislao et al v. CNV on appealed administrative resolution” which as of the date of issuance of these condensed consolidated interim financial statements, is pending.

File: No. 137/2015 (UIF Resolution No. 136/2017) dated 12/19/2017.

Reason: alleged breach to the contents of the Code of Procedure applicable to Anti-money Laundering and Terrorism Financing as Settlement and Clearing Agent at the time of an inspection of the CNV and to the Internal Audit Process referred to in its capacity as comprehensive settlement and clearing agent (UIF Resolution No. 229/2011, as amended).

Persons subject to summary proceedings: Banco Macro SA, members of the Management Body during the period that is the subject matter of these summary proceedings (Jorge Horacio Brito, Jorge Pablo Brito, Juan Pablo Brito Devoto, Constanza Brito, Marcos Brito, Delfín Jorge Ezequiel Carballo, Delfín Federico Ezequiel Carballo, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emmanuel Antonio Alvarez Agis, Nicolás Alejandro Todesca, Carlos Alberto Giovanelli, José Alfredo Sanchez, Martín Estanislao Gorosito, Roberto Julio Eilbaum, Mario Luis Vicens, Nelson Damián Pozzoli, Luis María Blaquier, Ariel Marcelo Sigal, Alejandro Eduardo Fargosi, Juan Martin Monge Varela and Luis Cerolini in his double capacity as Compliance Officer and member of the Management Body).

Status: on 04/23/2019, UIF passed Resolution No. 41, whereby it imposed fines to those liable. On 05/15/2019 the imposed fines were paid and on 06/12/2019, the Bank, its Board of Directors and its statutory audits filed a direct appeal against such resolution, requesting a repeal of the penalty imposed. Such appeal is in process at CNACAF. The file was submitted to Courtroom V of CNACAF that received the proceedings on 06/21/2019. On 05/11/2021, Courtroom V of the CNACAF issued a sentence dismissing the direct appeal filed by the Banco Macro SA and against that on 05/26/2021, this Bank filed a federal extraordinary appeal. On 12/09/2021 the CNACAF decided to allow the imposed Extraordinary appeal, on 12/10/2021, ordered that the case file be submitted to the CSJN, which took place on 12/30/2021, and the case file was received by the latter on 02/03/2022. As of the date of issuance of these condensed consolidated interim financial statements, the CSJN had not issued a decision on the appeal filed.

File: No. 1208/2014 (UIF Resolution No. 13/2016) dated 1/15/2016.

Reason: alleged failure to comply with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Juan Pablo Brito Devoto, Jorge Pablo Brito, Luis Carlos Cerolini, Alejandro Macfarlane, Carlos Enrique Videla, Guillermo Eduardo Stanley, Constanza Brito, Marcos Brito and Emmanuel Antonio Álvarez Agis.

Status: on 05/17/2018 UIF passed resolution No. 13/2016, whereby it filed the summary proceedings related to observations over an overall inspection performed by the BCRA. On 06/15/2018, the liable parties filed their defenses. On 07/02/2018, the UIF sustained the lack of capacity to be sued by Delfín Jorge Ezequiel Carballo, discarding his responsibility in this summary proceeding. On 01/08/2021 UIF filed Resolution No. 80 which imposed a fine to the Bank and the other liable parties. On 01/26/2021 through the BCRA account, the fine was paid for an amount of 60 (not restated). On 03/02/2021, against such resolution a direct appeal to CNACAF was deducted. The proceedings will be decided at Room IV of such jurisdiction. On 05/05/2021, the UIF became a party to the case file and answered the notice served of the direct appeal imposed by the responsibles. On 08/12/2021, the CNACAF dismissed the direct appeal filed by the Bank. On 08/27/2021 a Federal extraordinary appeal against such decision was filed. On 10/04/2021, the CNACAF dismissed the extraordinary appeal filed, where it was held that there was no federal grievance and no manifest arbitrariness in the resolution. On 10/18/2021 Banco Macro SA filed a petition for the denied extraordinary appeal to CSJN. The petition file has not been resolved by the CSJN.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

File: No. 379/2015 (UIF Resolution No. 96/2019) dated 09/17/2019.

Reason: alleged failure to comply with Anti-Money Laundering Law, as amended, and UIF Resolution No. 121/11.

Persons subject to the summary proceedings: Banco Macro SA, Jorge Horacio Brito, Delfín Jorge Ezequiel Carballo, Jorge Pablo Brito, Marcos Brito, Juan Pablo Brito Devoto, Carlos Enrique Videla, Alejandro Macfarlane, Guillermo Eduardo Stanley, Emanuel Antonio Alvarez Agis, Constanza Brito and Luis Carlos Cerolini.

Status: On 10/02/2019, Banco Macro SA and the liable individuals were notified about the initiation of the proceedings. On 10/31/2019, the Bank and the individuals subject to summary proceedings filed their defense. On 01/07/2020, the party hearing the summary proceedings considered the defense filed and deferred the motion to dismiss for lack of capacity to be sued and statute of limitations upon issuing an opinion about the substance of the case. The administrative terms were suspended due to the social and preventive lockdown declared in the country due to the Covid-19 pandemic (DNU 297/2020), up to and including 11/29/2020. On 11/30/2020, terms were resumed (DNU 876/2020). On 03/02/2021, the passing of Mr. Jorge Horacio Brito was informed and the lapse of the action against him was requested. In addition, as part of the BCRA summary proceedings styled “File No. 100889/15 – Banco Macro SA, Summary Proceedings No. 1496”, Resolution No. 2020-132-E-GDEBCRA-SEFYC#BCRA was issued, whereby penalties were imposed on Banco Macro SA and the parties subject to those proceedings, currently pending before the CNACAF, Courtroom I (File No. 3784/2021). The transactions for which the parties are investigated have already been subject to penalties in the abovementioned BCRA summary proceedings; therefore, there cannot be simultaneous penalties based on the same subject matter. As a result, a request was made to prevent the application of all types of penalties to the parties subject to the summary proceedings. On 04/22/2021, the judge in charge of the summary proceedings informed that the pleas filed will be resolved in the final ruling; therefore, the brief will be added to the case file without analyzing the issue, expecting the issuance of a resolution. On 05/26/2021, it was advised that the terms of the summary proceedings pending with the UIF would be suspended from 05/26/2021, up to and including 05/28/2021. On 08/18/2021, it was resolved to set the case for the production of evidence and to summon all the parties involved to give testimony as parties subject to the summary proceedings. As of the date of issuance of these condensed consolidated interim financial statements, the case is on the final report stage.

Although the penalties described above do not involve material amounts, as of the date of issuance of these condensed consolidated interim financial statements, the total amount of monetary penalties received, pending payment due to any appeal lodged by the Bank, amounts to 500 and was recognized according to the BCRA Communiqués “A” 5689 and 5940, as amended and supplemented.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned judicial proceedings.

38.	CORPORATE BONDS ISSUANCE

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value			Residual face value as of 09/30/2022		09/30/2022	12/31/2021
Subordinated Resettable – Class A	USD	400,000,000	(1)	USD	400,000,000	60,993,263	69,707,975
Non-subordinated – Class E	USD	17,000,000	(2)	USD	17,000,000	2,305,037
Non-subordinated – Class B		$4,620,570,000	(3)				4,966,943
Total						63,298,300	74,674,918

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

On April 26, 2016, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of Medium-Term Debt Securities, in accordance with the provisions of Law No. 23576, as amended and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies or power units, under which it is possible to issue simple corporate bonds, not convertible into shares in one or more classes. Also, on April 28, 2017, the General and Special Shareholder’ Meeting resolved to extend the maximum amount of the abovementioned Global Program up to USD 1,500,000,000 (one thousand five hundred millions US dollars), and on April 27, 2018, the abovementioned Shareholders’ Meeting resolved to increase the maximum amount of the Global Program for the Issuance of Corporate Bonds for, in face values, from USD 1,500,000,000 to USD 2,500,000,000 or an equal amount in other currencies, as determined by the Board of Directors in due time. Finally, on October 20, 2021 due to a Board of Director resolution, the Bank required from the CNV a five-year extension of the abovementioned program, which was approved by the Regulator through a note issued on December 15, 2021.

(1)	On November 4, 2016, under the abovementioned Global Program, the Bank issued Subordinated Resettable Corporate Bonds, class A, at a fixed rate of 6.750% p.a. until reset date, fully amortizable upon maturity (November 4, 2026) for a face value of USD 400,000,000 (four hundred million US dollars), under the terms and conditions set forth in the pricing supplement dated October 21, 2016. Interest is paid semiannually on May 4 and November 4 of every year and the reset date was November 4, 2021.

As of the date of issuance of these condensed consolidated interim financial statements, the reset rate was established until the maturity date at 6.643% as a result of the benchmark reset rate plus 546.3 basis points, according to the abovementioned terms and conditions. As the Bank had not exercised the option to fully or partially redeem the issuance on the reset date and under the conditions established in the pricing supplement, it was established up to maturity.

On the other hand, it could be fully redeemed, not partially, and only for tax or regulatory purposes. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

(2)	On May 2, 2022, under the Global Program abovementioned, the Bank issued non-subordinated simple corporate bonds Class E not convertible into shares, for a face value of USD 17,000,000 at a fixed rate of 1.45%, fully amortizable upon maturity (May 2, 2024), under the terms and conditions set forth in the price supplement dated April 21, 2022. Interest is paid quarterly on August 2, 2022, November 2, 2022, February 2, 2023, May 2, 2023, August 2, 2023, November 2, 2023, February 2, 2024, and May 2, 2024.

At any time and according to the current regulations and by the foreign exchange regime issued by the BCRA, in particular, the Bank will be able to redeem, fully but not partially, the Class E Corporate Bonds to a price equally to (a) 102% of the remaining principal if the Bank will decide to redeem during the term between the Issuance and the Settlement date up to 9 (nine) month, including the last day; (b) 101 % of the remaining principal, if the Bank will decide to redeem during the terms beginning after the 9 (nine) month since the Issuance date up to maturity date of the Class E, in all cases with expenses and accrued interest not paid, excluding the redeem date.

(3)	On May 8, 2017, under the Global Program mentioned in item a.1), Banco Macro SA issued non-subordinated simple corporate bonds Class B not convertible into shares, at a fixed rate of 17.50%, fully amortizable upon maturity (May 8, 2022) for a face value of pesos 4,620,570,000 equivalent to USD 300,000,000 (three hundred million US dollars), under the terms and conditions set forth in the price supplement dated April 21, 2017. Interest is paid semiannually on November 8 and May 8 of every year, beginning on November 8, 2017.

On the other hand, the Bank may fully redeem the issuance for tax matters, but not partially. The Bank used the funds derived from such issuance to grant loans in accordance with BCRA guidelines.

On October 17, 2018 and October 16, 2019, the Board of Directors decided to pay off these corporate bonds for a face value of 1,229,518,000 and 501,861,000, respectively, equivalent to the amount of purchases made as of those dates.

On May 9, 2022, the Bank fully paid the principal and interest for a face value of 2,889,191,000.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

39.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank maintains different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of September 30, 2022 and December 31, 2021, is as follows:

Composition	09/30/2022	12/31/2021
Custody of government and private securities and other assets held by third parties	619,883,439	645,717,701
Preferred and other collaterals received from customers (1)	157,306,655	200,099,503
Outstanding checks not yet paid	21,284,661	13,467,261
Checks already deposited and pending clearance	20,831,725	18,514,022

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

40.	TAX AND OTHER CLAIMS

40.1.	Tax claims

The AFIP and tax authorities of the relevant jurisdictions have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax). As a result, there are claims pending at court and/or administrative levels, either subject to discussion or appeal. The most significant claims are summarized below:

a)	AFIP’s challenges against the income tax returns filed by former Banco Bansud SA (for the fiscal years from June 30, 1995, through June 30, 1999, and for the irregular six-month period ended December 31, 1999) and by former Banco Macro SA (for the fiscal years ended from December 31, 1998, through December 31, 2000).

The matter under discussion that has not been resolved as yet and on which the regulatory agency bases its position is the impossibility of deducting credits that have collateral security, an issue that has been addressed by the Federal Administrative Tax Court and CSJN in similar cases, which have issued resolutions that are favorable to the Bank’s position.

b)	The AFIP’s ex-officio undocumented expenses determinations for the periods February, April, May 2015 and from July 2015 through January 2018, both included of date April 19, 2021. On October 5, 2021, the Bank filed an appeal to the Federal Tax Court which is in process in Courtroom B, Office 6, under file 2021-96970075.

c)	Ex-officio turnover tax determinations in progress and/or adjustments, as a withholding agent and over municipal fees, pending resolution by the tax authorities of certain jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed consolidated interim financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

40.2.	Other claims

Before merging with and into the Bank, Banco Privado de Inversiones SA (BPI) had a pending class action styled “Adecua v. Banco Privado de Inversiones on ordinary proceedings”, File No. 19073/2007, pending with Commercial Court No. 3 in and for the CABA, Clerk’s Office No. 5, whereby it was required to reimburse to its clients the life insurance amounts overcharged to amounts payable as well as to reduce the amounts charged in this regard in the future; this legal proceeding was concluded upon the abovementioned merger because BPI complied in full with the terms of the court-approved agreement reached with Adecua before answering the complaint. However, in March 2013, when BPI had already been merged with and into the Bank, the trial court resolved to amend the terms of the agreement and ordered the reimbursement of amounts of money to a larger number of clients as compared to the number arising from the terms approved by the court in due time. Such resolution was appealed by the Bank as BPI’s surviving company. The appeal was dismissed by the Court of Appeals, which abrogated both the trial court decision and the court-approved agreement, thus ordering the Bank to answer the complaint. This gave rise to the filing of an extraordinary appeal against such decision as well as the subsequent filing of a complaint for the extraordinary appeal denied. On May 5, 2021, the Bank was notified of the dismissal of the complaint appeal, ordering the return of the main process to the CNACAF for continuing with the proceedings, who also submitted them to the trial court, which received them on 09/27/2021 and were requested as effectum vivendi in proceedings “Estado Nacional – Ministerio Producción de la Nación c/ Asociación de Defensa de los Consumidores y Usuarios de la R.A y otros s/Ordinario” (File No. 6757/2013), in which the Bank is not a party, by the commercial court, clerk’s office No. 11. As of the date of issuance of these condensed consolidated interim financial statements, resolution is still pending.

Moreover, the Bank is subject to a class actions for the same purpose, currently pending with Commercial Court No. 7 in and for the CABA, Clerk’s Office No. 13, styled Unión de Usuarios y Consumidores v. Nuevo Banco Bisel on ordinary proceedings, File No. 44704/2008.

There are also other class actions initiated by consumer protection associations in relation to the collection of certain commissions and/or financial charges or practices and certain withholdings made by the Bank to individuals as CABA stamp tax withholding agent.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed consolidated interim financial statements.

41.	RESTRICTION ON DIVIDENDS DISTRIBUTION

a)	According to BCRA regulations, 20% of Banco Macro SA income for the year, without including Other comprehensive income, for the year plus/less prior-year adjustments and less accumulated losses as for the prior year-end, if any, should be allocated to the legal retained earnings.

b)	Through Communiqué “A” 6464, the BCRA establishes the general procedure to distribute earnings. According to that procedure, earnings may only be distributed if certain circumstances are met, such as no records of financial assistance from the BCRA due to illiquidity or shortages in payments of minimum capital or minimum cash requirement deficiencies and not being subject to the provisions of sections 34 and 35 bis of the Financial Entities Law (sections dealing with tax payment and restructuring agreements and reorganization of the Bank), among other conditions listed in the abovementioned communiqué that must be met. In addition, the earnings distribution approved by the Shareholders’ Meeting of the Bank could only be formalized once the Superintendence of Financial and Foreign Exchange Institutions approved it.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

In addition, profits may only be distributed to the extent that the financial institution has positive results, after deducting, on a non-accounting basis, from retained earnings and the optional reserves for the future distribution of profits, (i) the amounts of the legal and other earnings reserves which are mandatory, (ii) all debit amounts of each one of the accounting items recognized in “Other Comprehensive Income”, (iii) income from of the revaluation of property, plant and equipment, intangible assets and investment property, (iv) the positive net difference between the amortized cost and the fair value of government debt instruments and/or monetary regulation instruments issued by the BCRA for those instruments recognized at amortized cost, (v) the adjustments identified by the Superintendence of Financial and Exchange Entities of the BCRA or by the independent external auditor and that have not been recognized in the accounting records and (vi) certain franchises granted by the BCRA. Additionally, no profit distributions shall be made out of the profit originated as a result of the first-time application of the IFRS, for which a normative reserve was created, and its balance as of September 30, 2022 was 18,246,655 (nominal value: 3,475,669).

The Bank must verify that, after completion of the earning distribution, a capital maintenance margin equal to 3.5% of risk-weighted assets is kept, apart from the minimum capital required by law, to be integrated by Tier 1(Con1) ordinary capital, net of deductible items (CDCOn1).

Additionally to what was previously mentioned, and according to BCRA Communiqué “A” 7312, the earning distribution was suspended up to December 31, 2021. In accordance with BCRA Communiqué “A” 7421, effective since January 1 and up to December 31, 2022, financial institutions will be allowed to distribute their earnings up to 20% of the amount that would have been distributed in 12 equal, monthly and consecutive installments. As a consequence, the Board of Directors of Banco Macro SA issued a payment schedule for those dividends. See also note 31.

c)	Pursuant to CNV General Resolution No. 622, the Shareholders’ Meeting in charge of analyzing the annual financial statements will be required to decide on the application of the Bank’s retained earnings, such as the actual distribution of dividends, the capitalization thereof through the delivery of bonus shares, the creation of earnings reserves additional to the legal earnings retained or a combination of any of these applications.

In compliance with the abovementioned, the General Regular and Extraordinary Shareholders’ Meeting of Banco Macro SA held on April 29, 2022 and taking into account that at the end of the fiscal year ended December 31, 2021, the Bank had negative unappropriated retained earnings for 8,920,325 (not restated) as a consequence of recording in the income for the previous period the accrued monetary effect which were measured at fair value through other comprehensive income (OCI), for which the unappropriated retaining earnings amounted to 18,202,171 (not restated), were applied as follows (figures stated at purchase power as of December 31, 2021):

a)	3,640,434 to the legal reserve;

b)	373,864 to the Personal Asset Tax on Business Companies (Impuesto sobre los Bienes Personales Sociedades y Participaciones), and;

c)	14,187,873 to pay a cash dividend and/or a dividend in kind, in the latter case valued at market value, prior BCRA authorization.

For further information see note 31.

42.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

As financial institution, Banco Macro SA is governed by Financial Entities Law No. 21526, as supplemented, and the regulations issued by the BCRA and, is exposed to intrinsic risks related to the financial industry. Moreover, the Bank adheres to the good banking practices laid out in BCRA Communiqué “A” 5201 (Financial Entities Corporate Governance Guidelines). Detailed explanations about the main aspects related to capital management, corporate governance transparency policy and risk management related to the Bank, are disclosed in note 43 to the consolidated financial statements as of December 31, 2021, already issued.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Additionally, the table below shows the minimum capital requirements measured on a consolidated basis, effective for the month of September 2022, together with the integration thereof (computable equity) as of the end of such month:

Item	09/30/2022
Minimum capital requirements	88,799,515
Computable equity	440,743,145
Capital surplus	351,943,630

43.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKETS

During the second half of 2019, in a political context of federal general elections which gave rise to a change in the federal authorities, the existing volatile was accentuated for the market values of government and private financial instruments and a process of rescheduling maturities and swaps of certain government debt instruments started. In addition, material increases were observed in the country’s risk and in the exchange rate between the Argentine peso and the US dollar.

Subsequently, among other regulations, relevant modifications to the tax regulation system were introduced, including changes in the income tax, withholdings related to foreign exchange transactions and for the acquisition of foreign currency for hoarding purposes, and material restrictions to the exchange market access were also established.

At the same time, the government’s debt restructuring process continued under domestic and foreign legislation, including several voluntary swaps and reached agreements regarding the country’s indebtedness with the International Monetary Fund and the Paris Club, among others.

Particularly, regarding to the price of US dollar, since the end of 2019, the gap between the official price of the US dollar -used mainly for foreign trade- and the alternative values that arise through the stock market operation and also with respect to the unofficial value, began to widen around 85% as of the date of issuance of these condensed consolidated interim financial statements.

Even though, at the date of issuance of these condensed consolidated interim financial statements certain volatility levels previously mentioned have been decreased, the local and international macroeconomic context generates certain degree of uncertainty regarding its future progress, and also considering the effects of the military conflict between Russian and Ukraine in the level of the global economic recovery, after the pandemic as mentioned in note 44.

Therefore, the Bank’s Management permanently monitors any changes in the abovementioned situations in international and local markets, to determine the possible actions to adopt and to identify the possible impact on its financial situation that may need to be reflected in the future financial statements.

44.	EFFECTS OF THE CORONAVIRUS (COVID-19) OUTBREAK

In early March 2020, the World Health Organization declared Coronavirus (Covid-19) a pandemic. This emergency situation over public health was worldwide expanded and several countries took different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines.

Particularly in the Argentine Republic along with health protection rules, tax and financial measures were taken to mitigate the impact on the economy associated with the pandemic, including public direct financial assistance measures for part of the population, the establishment of financial and fiscal facilities for both individuals and companies.

Considering the size of the abovementioned situation, the Bank's Management estimates, on an ongoing basis, the effects on its operations, the financial situation and in its profit or loss.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

45.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed consolidated interim financial statements that may materially affect the financial position or the profit and loss for the period, not disclosed in these condensed consolidated interim financial statements.

46.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed consolidated interim financial statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

- 62 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

COMMERCIAL	09/30/2022	12/31/2021
In normal situation	102,014,123	139,713,531
With senior “A” collateral and counter-collateral	15,974,625	19,039,261
With senior “B” collateral and counter-collateral	15,738,944	26,851,103
Without senior collateral or counter-collateral	70,300,554	93,823,167

Subject to special monitoring	212,770	3,539,375
In observation
With senior “A” collateral and counter-collateral		2,448
With senior “B” collateral and counter-collateral	166,985	2,928,331
Without senior collateral or counter-collateral	45,785	608,596

Troubled	1,190,075	1,247,096
With senior “B” collateral and counter-collateral	805,130	182,864
Without senior collateral or counter-collateral	384,945	1,064,232

With high risk of insolvency	289,945	191,746
With senior “A” collateral and counter-collateral		167,723
With senior “B” collateral and counter-collateral	138,650	11,451
Without senior collateral or counter-collateral	151,295	12,572

Subtotal Commercial	103,706,913	144,691,748

- 63 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B
(Continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

CONSUMER AND MORTGAGE	09/30/2022	12/31/2021
Performing	414,681,545	453,821,830
With senior “A” collateral and counter-collateral	31,518,137	31,724,461
With senior “B” collateral and counter-collateral	25,966,177	38,574,267
Without senior collateral or counter-collateral	357,197,231	383,523,102

Low risk	3,094,384	3,212,254
With senior “A” collateral and counter-collateral	81,198	104,346
With senior “B” collateral and counter-collateral	164,424	191,368
Without senior collateral or counter-collateral	2,848,762	2,916,540

Low risk - in special treatment	12,751	103,492
With senior “B” collateral and counter-collateral	941	33,960
Without senior collateral or counter-collateral	11,810	69,532

Medium risk	1,935,361	2,410,472
With senior “A” collateral and counter-collateral	64,450	15,315
With senior “B” collateral and counter-collateral	34,334	99,450
Without senior collateral or counter-collateral	1,836,577	2,295,707

High risk	2,306,820	2,759,263
With senior “A” collateral and counter-collateral	284,919	35,178
With senior “B” collateral and counter-collateral	90,498	187,221
Without senior collateral or counter-collateral	1,931,403	2,536,864

Irrecoverable	985,351	1,303,415
With senior “A” collateral and counter-collateral	26,535	31,860
With senior “B” collateral and counter-collateral	145,721	317,234
Without senior collateral or counter-collateral	813,095	954,321

Subtotal consumer and mortgage	423,016,212	463,610,726
Total	526,723,125	608,302,474

- 64 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

(Continued)

CONSOLIDATED CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

This exhibit discloses the contractual figures as established by the BCRA. The conciliation with the condensed consolidated interim statement of financial position is listed below:

	09/30/2022	12/31/2021
Loans and other financing	508,322,478	585,138,386
Added:
Allowances for loans and other financing	9,466,879	15,995,145
Adjustment amortized cost and fair value	1,581,969	1,875,796
Debt securities of financial trust - Measured at amortized cost	221,962	295,950
Corporate bonds	509,078	143,632
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(153,070)	(164,215)
Guarantees provided and contingent liabilities	6,773,829	5,017,780
Total computable items	526,723,125	608,302,474

- 65 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT C

CONSOLIDATED CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	09/30/2022		12/31/2021
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	20,678,633	3.93	30,515,602	5.02
50 next largest customers	37,805,888	7.18	48,374,806	7.95
100 next largest customers	28,979,253	5.50	35,125,241	5.77
Other customers	439,259,351	83.39	494,286,825	81.26
Total (1)	526,723,125	100.00	608,302,474	100.00

(1) See reconciliation in Exhibit B.

- 66 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT D

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF SEPTEMBER 30, 2022
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		343,490	1,077,693	517,430				1,938,613
Financial sector		40,712	64,847	101,016	648,489	382,601	136,167	1,373,832
Non-financial private sector and foreign residents	2,361,566	212,623,978	60,877,311	70,058,562	101,405,490	102,194,238	136,964,459	686,485,604
Total	2,361,566	213,008,180	62,019,851	70,677,008	102,053,979	102,576,839	137,100,626	689,798,049

CONSOLIDATED BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		385,065	1,036,199	808,697	2,043,754	793,411		5,067,126
Financial sector		424,688	1,106,267	62,145	215,670	1,210,599	222,641	3,242,010
Non-financial private sector and foreign residents	2,513,280	224,006,384	70,241,730	80,231,458	105,946,194	125,016,340	190,861,792	798,817,178
Total	2,513,280	224,816,137	72,384,196	81,102,300	108,205,618	127,020,350	191,084,433	807,126,314

This exhibit discloses the contractual future cash flows that include interest and charges to be accrued until maturity of the contracts.

- 67 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF SEPTEMBER 30, 2022
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	Original
	value at						Depreciation of the period						Residual
	beginning	Total life				Difference				Difference			value at
	of fiscal	estimated				for				for	Of the		the end of
Item	year	in years	Increases	Decreases	Transfers	conversion	Accumulated	Transfers	Decrease	conversion	period	At the end	the period
Cost
Real property	79,597,069	50	165,512		456,888		8,000,948	(50,218)			1,299,446	9,250,176	70,969,293
Furniture and facilities	10,980,306	10	182,849	827	728,411	(26)	5,409,506	5	423	(18)	720,838	6,129,908	5,760,805
Machinery and equipment	15,617,370	5	1,029,468	259	693,409	(174)	10,782,071	(1,309)	55	(180)	1,696,605	12,477,132	4,862,682
Vehicles	2,219,220	5	290,779	120,981	(7,850)		1,819,711	(596)	82,042		165,356	1,902,429	478,739
Other	1,483	3				34	706			(70)	357	993	524
Work in progress	2,634,266		1,615,276		(2,236,910)								2,012,632
Right of use real property	6,269,723	5	607,067	67,008		(3,621)	3,499,741		42,840	(832)	895,691	4,351,760	2,454,401
Total property, plant and equipment	117,319,437		3,890,951	189,075	(366,052)	(3,787)	29,512,683	(52,118)	125,360	(1,100)	4,778,293	34,112,398	86,539,076

CONSOLIDATED CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	Original												Residual
	value at						Depreciation for the fiscal year						value at
	beginning	Total life				Difference				Difference	For the		the end of
	of fiscal	estimated				for				for	fiscal		the fiscal
Item	year	in years	Increases	Decreases	Transfers	conversion	Accumulated	Transfers	Decrease	conversion	year	At the end	year
Cost
Real property	76,392,490	50	495,739	145,150	2,853,990		6,256,102	163,186	18,349		1,600,009	8,000,948	71,596,121
Furniture and facilities	9,954,534	10	323,082	3,338	706,251	(223)	4,479,085	222	1,739	(185)	932,123	5,409,506	5,570,800
Machinery and equipment	13,767,204	5	1,061,060	51,125	841,509	(1,278)	8,660,949	(1,168)	7,681	(838)	2,130,809	10,782,071	4,835,299
Vehicles	2,138,286	5	213,292	137,699	5,342	(1)	1,750,131	297	121,264		190,547	1,819,711	399,509
Other	2,209	3	523	689		(560)	1,022		689	(301)	674	706	777
Work in progress	2,101,948		3,659,821		(3,127,503)								2,634,266
Right of use real property	5,204,204	5	1,086,827	40,573	26,668	(7,403)	2,258,258	1,215	34,309	(2,240)	1,276,817	3,499,741	2,769,982
Total property, plant and equipment	109,560,875		6,840,344	378,574	1,306,257	(9,465)	23,405,547	163,752	184,031	(3,564)	6,130,979	29,512,683	87,806,754

(1)	During the fiscal year 2021, under this item transfers were made to Non-current assets held for sale.

- 68 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F
(Continued)

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF SEPTEMBER 30, 2022
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	Original
	Value at						Depreciation for the period						Residual
	beginning	Useful life				Difference				Difference			value at
	of fiscal	estimated in				for				for	Of the	At the	the end of
Item	year	years	Increases	Decreases	Transfers	conversion	Accumulated	Transfers	Decrease	conversion	period	end	the period
Cost
Leased properties	383,644	50	986		337,157		13,859	50,374			3,572	67,805	653,982
Other investment properties	1,168,725	50	8,351,469	18,181	20,166	(26)	94,152		144		112,283	206,291	9,315,862
Total investment property	1,552,369		8,352,455	18,181	357,323	(26)	108,011	50,374	144		115,855	274,096	9,969,844

CONSOLIDATED CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	Original												Residual
	Value at						Depreciation for the fiscal year						value at
	beginning	Useful life				Difference				Difference	For the		the end of
	of fiscal	estimated in				for				for	fiscal	At the	the fiscal
Item	year	years	Increases	Decreases	Transfers	conversion	Accumulated	Transfers	Decrease	conversion	year	end	year
Cost
Leased properties	552,032	50			(168,388)		90,632	(82,382)			5,609	13,859	369,785
Other investment properties	2,122,911	50	211,119	39,397	(1,125,797)	(111)	127,266	(80,807)	6,452		54,145	94,152	1,074,573
Total investment property	2,674,943		211,119	39,397	(1,294,185)	(111)	217,898	(163,189)	6,452		59,754	108,011	1,444,358

- 69 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT G

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF SEPTEMBER 30, 2022
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	Original
	Value at	Useful life				Depreciation of the period					Residual value
	beginning of	estimated in							Of the		at the end of
Item	fiscal year	years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	period	At the end	the period
Cost
Licenses	8,321,075	5	1,038,223		76,726	5,090,161	2,878		1,168,548	6,261,587	3,174,437
Other intangible assets	27,009,551	5	4,792,280	27,142	(67,997)	16,283,183	(1,134)	1,022	3,583,188	19,864,215	11,842,477
Total intangible assets	35,330,626		5,830,503	27,142	8,729	21,373,344	1,744	1,022	4,751,736	26,125,802	15,016,914

CONSOLIDATED CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	Original
	Value at	Useful life				Depreciation of the fiscal year					Residual value
	beginning of	estimated in							For the		at the end of
Item	fiscal year	years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	fiscal year	At the end	the fiscal year
Cost
Licenses	6,892,242	5	1,445,563		(16,730)	3,575,405	(563)		1,515,319	5,090,161	3,230,914
Other intangible assets	21,633,079	5	5,376,631	159		12,155,362		37	4,127,858	16,283,183	10,726,368
Total intangible assets	28,525,321		6,822,194	159	(16,730)	15,730,767	(563)	37	5,643,177	21,373,344	13,957,282

- 70 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT H

CONSOLIDATED DEPOSIT CONCENTRATION
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	09/30/2022		12/31/2021
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	188,428,869	16.76	76,136,594	7.79
50 next largest customers	119,990,236	10.67	58,659,624	6.00
100 next largest customers	53,980,969	4.80	37,267,823	3.81
Other customers	762,015,687	67.77	805,860,979	82.40
Total	1,124,415,761	100.00	977,925,020	100.00

- 71 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES
FOR RESIDUAL TERMS
AS OF SEPTEMBER 30, 2022
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	995,122,134	93,402,203	58,856,373	11,461,337	416,704	2,667	1,159,261,418
From the non-financial government sector	130,179,068	6,418,253	859,182	3,740			137,460,243
From the financial sector	1,273,497						1,273,497
From the non-financial private sector and foreign residents	863,669,569	86,983,950	57,997,191	11,457,597	416,704	2,667	1,020,527,678
Liabilities at fair value through profit or loss	667,404						667,404
Derivative instruments	266	1,500	130				1,896
Repo transactions	351,649						351,649
Other financial institutions	351,649						351,649
Other Financial Liabilities	81,845,627	307,531	298,109	542,941	886,850	1,861,712	85,742,770
Financing received from the Central Bank of Argentina and other financial institutions	1,592,954	373,777	427,834	38,033			2,432,598
Issued corporate bonds		8,473	8,473	16,669	2,343,450		2,377,065
Subordinated corporate bonds		1,954,101		1,954,101	3,908,203	68,602,406	76,418,811
Total	1,079,580,034	96,047,585	59,590,919	14,013,081	7,555,207	70,466,785	1,327,253,611

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 72 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

CONSOLIDATED BREAKDOWN OF FINANCIAL LIABILITIES
FOR RESIDUAL TERMS
AS OF DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	887,517,645	86,774,336	10,698,221	913,569	71,855	2,099	985,977,725
From the non-financial government sector	88,773,856	3,509,200	1,965,076	4,328			94,252,460
From the financial sector	1,596,286						1,596,286
From the non-financial private sector and foreign residents	797,147,503	83,265,136	8,733,145	909,241	71,855	2,099	890,128,979
Liabilities at fair value through profit or loss	2,703,232						2,703,232
Derivative instruments			4,206				4,206
Other Financial Liabilities	110,391,789	293,274	262,673	428,480	627,565	826,468	112,830,249
Financing received from the Central Bank of Argentina and other financial institutions	390,784	303,835	22,451	13,814	9,506		740,390
Issued corporate bonds			5,218,021				5,218,021
Subordinated corporate bonds			2,265,389	2,265,390	4,530,781	81,796,173	90,857,733
Total	1,001,003,450	87,371,445	18,470,961	3,621,253	5,239,707	82,624,740	1,198,331,556

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 73 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT J

CONSOLIDATED CHANGES IN PROVISIONS
AS OF SEPTEMBER 30, 2022
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	Amounts
	at
	beginning				Monetary effects
	of fiscal		Decreases		generated by
Item	year	Increases	Reversals	Charge off	provisions	09/30/2022
Provisions for eventual commitments	566,482	512,810			(318,012)	761,280
For Administrative, disciplinary and criminal penalties	829				(329)	500
Other	2,158,909	1,763,754		448,155	(1,092,670)	2,381,838
Total Provisions	2,726,220	2,276,564		448,155	(1,411,011)	3,143,618

CONSOLIDATED CHANGES IN PROVISIONS
AS OF DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 46)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	Amounts
	at
	beginning				Monetary effects
	of fiscal		Decreases		generated by
Item	year	Increases	Reversals	Charge off	provisions	12/31/2021
Provisions for eventual commitments	43,133	614,047		2,111	(88,587)	566,482
For Administrative, disciplinary and criminal penalties	1,800	69,138	419	69,047	(643)	829
Other	3,225,169	2,418,402		2,492,582	(992,080)	2,158,909
Total Provisions	3,270,102	3,101,587	419	2,563,740	(1,081,310)	2,726,220

- 74 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT L

CONSOLIDATED FOREIGN CURRENCY AMOUNTS

AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	09/30/2022					12/31/2021
	Total parent company and	Total per currency
Item	local branches	US dollar	Euro	Real	Other	Total
Assets

Cash and deposits in banks	166,983,143	165,936,538	688,793	33,072	324,740	202,658,925
Debt securities at fair value through profit or loss	146,601,375	146,601,375				2,049,242
Other financial assets	11,732,440	11,732,060	380			9,947,327
Loans and other financing	26,089,886	25,920,535	169,351			25,466,982
From the non-financial private sector and foreign residents	26,089,886	25,920,535	169,351			25,466,982
Other debt securities	40,640,411	40,640,411				56,250,274
Financial assets delivered as guarantee	3,404,125	3,395,454	8,671			3,814,400
Equity Instruments at fair value through profit or loss	122,204	122,204				116,248
Total assets	395,573,584	394,348,577	867,195	33,072	324,740	300,303,398

Liabilities

Deposits	130,268,563	130,123,430	145,133			160,431,842
Non-financial government sector	5,353,794	5,353,794				12,748,607
Financial sector	1,163,742	1,163,742				1,263,117
Non-financial private sector and foreign residents	123,751,027	123,605,894	145,133			146,420,118
Liabilities at fair value through profit or loss	667,395	667,395				209,769
Other financial liabilities	12,163,753	12,037,696	100,852		25,205	10,807,260
Financing from Central Bank and other financial institutions	1,767,436	1,579,522	187,914			459,495
Issued corporate bonds	2,305,037	2,305,037
Subordinated corporate bonds	60,993,263	60,993,263				69,707,975
Other non-financial liabilities	63,430	63,430				67,158
Total liabilities	208,228,877	207,769,773	433,899		25,205	241,683,499

- 75 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	Net financial Income/ (Loss)
	Mandatory measurement
Items	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
For measurement of financial assets at fair value through profit or loss
Gain from government securities	18,223,351	23,760,664	4,900,626	23,530,676
Gain from private securities	7,045,283	12,231,253	892,139	2,139,238
Gain from derivative financial instruments
Forward transactions	105,175	113,785
Loss from other financial assets	(34,568)	(43,614)	(2,017)	(13,884)
(Loss) / Gain from equity instruments at fair value through profit or loss	(78,273)	5,711,987	(91,615)	754,083
Gain from sales or decreases of financial assets at fair value	269,979	1,888,211	758,474	745,707
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Forward transactions			(130,859)	(141,566)
Total	25,530,947	43,662,286	6,326,748	27,014,254

- 76 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	Net financial Income/(Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Interest income
for cash and bank deposits	96,952	120,028	5,327	16,972
for government securities	66,601,336	94,860,767	2,326,916	10,199,794
for debt securities	32,985	95,955	79,926	438,925
for loans and other financing
Non-financial public sector	298,480	1,007,116	658,605	2,498,856
Financial sector	83,071	310,517	254,254	892,100
Non-financial private sector
Overdrafts	6,541,776	14,862,397	3,318,543	9,995,175
Documents	6,170,692	15,063,583	4,237,944	10,589,012
Mortgage loans	8,503,223	23,762,184	5,488,585	19,057,528
Pledge loans	603,814	2,014,377	468,175	1,004,733
Personal loans	18,578,699	57,654,847	19,421,627	59,738,771
Credit cards	8,660,684	23,732,693	5,882,376	17,667,695
Financial leases	74,996	196,887	(1,699)	78,120
Other	5,933,874	16,071,170	5,889,803	19,898,568
for repo transactions
Central Bank of Argentina	3,831,747	5,102,792	4,000,824	11,298,769
Other financial institutions	72,482	272,727	9,875	73,709
Total	126,084,811	255,128,040	52,041,081	163,448,727
Interest expenses
for Deposits
Non-financial private sector
Checking accounts	(3,358,901)	(5,588,984)	(179,498)	(1,949,999)
Saving accounts	(905,783)	(2,287,310)	(475,546)	(1,548,239)
Time deposits and investments accounts	(68,034,033)	(151,206,175)	(34,484,201)	(112,001,865)
for financing received from Central Bank of Argentina and other financial institutions	(119,093)	(270,801)	(42,256)	(225,936)
for repo transactions
Other financial institutions	(87,471)	(787,748)	(134,538)	(389,473)
for other financial liabilities	(206,955)	(443,340)	(12,208)	(32,218)
for issued corporate bonds		(221,119)	(201,431)	(1,247,869)
for subordinated corporate bonds	(959,257)	(2,982,496)	(1,342,249)	(4,214,343)
Total	(73,671,493)	(163,787,973)	(36,871,927)	(121,609,942)

- 77 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q

(Continued)

CONSOLIDATED BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	Income for the period		Other comprehensive income		Income for the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
from debt government securities	11,074,561	97,692,795	8,445,316	1,373,827	39,277,123	116,460,626	(470,459)	53,451
Total	11,074,561	97,692,795	8,445,316	1,373,827	39,277,123	116,460,626	(470,459)	53,451

	Income for the period
Items	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Commissions income
Commissions related to obligations	9,028,934	27,161,356	8,828,145	25,013,653
Commissions related to credits	93,589	254,936	57,235	185,279
Commissions related to loans commitments and financial guarantees	1,900	3,011	1,794	4,467
Commissions related to securities value	205,478	762,774	356,100	901,186
Commissions for credit cards	5,340,493	16,166,060	5,303,278	15,210,202
Commissions for insurances	841,554	2,736,685	916,854	2,811,038
Commissions related to trading and foreign exchange transactions	328,972	1,031,141	399,522	1,110,747
Total	15,840,920	48,115,963	15,862,928	45,236,572
Commissions expenses
Commissions related to securities transactions	(38,951)	(44,248)
Commissions related to trading and foreign exchange transactions	(91,433)	(168,462)	(84,915)	(145,334)
Other
Commissions paid ATM exchange	(1,007,376)	(3,156,101)	(1,016,087)	(2,831,677)
Checkbooks commissions and compensating cameras	(302,317)	(855,439)	(285,255)	(786,968)
Commissions credit cards and foreign trade	(158,566)	(476,214)	(154,464)	(463,710)
Total	(1,598,643)	(4,700,464)	(1,540,721)	(4,227,689)

- 78 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK AS OF SEPTEMBER 30, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

		Movements between stages of period
			ECL of remanent life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by provisions	09/30/2022
Other financial assets	43,923	38,028			(27,865)	54,086
Loans and other financing	15,995,145	1,342,260	(2,474,532)	819,315	(6,215,309)	9,466,879
Other financial institutions	6,063	(252)			(2,100)	3,711
To the non-financial private sector and foreign residents
Overdrafts	1,176,375	195,558	1,188	(475,411)	(407,550)	490,160
Documents	1,596,950	311,558	(395,234)	429	(593,889)	919,814
Mortgage loans	3,318,446	(15,336)	(2,013,630)	710,337	(1,052,844)	946,973
Pledge loans	205,190	5,811	(4,415)	(22,076)	(78,079)	106,431
Personal loans	4,119,560	392,237	193,018	348,025	(1,833,456)	3,219,384
Credit cards	2,682,507	407,320	277,100	241,310	(1,252,459)	2,355,778
Financial leases	24,278	7,512	(123)	(3,929)	(10,368)	17,370
Other	2,865,776	37,852	(532,436)	20,630	(984,564)	1,407,258
Eventual commitments	566,482	443,979	63,724		(312,905)	761,280
Other debt securities	901	407			(426)	882
Total of allowances	16,606,451	1,824,674	(2,410,808)	819,315	(6,556,505)	10,283,127

VALUE ADJUSTMENT FOR CREDIT LOSSES - CONSOLIDATED ALLOWANCES FOR UNCOLLECTIBILITY RISK AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 46)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

		Movements between stages for the fiscal year
			ECL of remanent life of financial asset
Item	Balances at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by provisions	12/31/2021
Other financial assets	47,445	14,573			(18,095)	43,923
Loans and other financing	25,124,069	(4,044,979)	842,375	2,372,163	(8,298,483)	15,995,145
Other financial institutions	41,643	(25,851)			(9,729)	6,063
To the non-financial private sector and foreign residents
Overdrafts	1,718,958	202,473	113,720	(433,917)	(424,859)	1,176,375
Documents	1,340,158	434,458	299,004	12,128	(488,798)	1,596,950
Mortgage loans	1,887,450	82,389	1,788,437	301,541	(741,371)	3,318,446
Pledge loans	336,771	(4,685)	(66,116)	57,084	(117,864)	205,190
Personal loans	7,133,525	(1,372,835)	(552,870)	1,799,626	(2,887,886)	4,119,560
Credit cards	8,495,000	(2,940,747)	(1,294,960)	749,848	(2,326,634)	2,682,507
Financial leases	25,187	16,910	(7)	(10,718)	(7,094)	24,278
Other	4,145,377	(437,091)	555,167	(103,429)	(1,294,248)	2,865,776
Eventual commitments	43,133	525,903	75,645		(78,199)	566,482
Other debts securities	3,366	(1,797)			(668)	901
Total of allowances	25,218,013	(3,506,300)	918,020	2,372,163	(8,395,445)	16,606,451

- 79 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Items	Notes	Exhibits	09/30/2022	12/31/2021
ASSETS
Cash and Deposits in Banks	9		193,015,892	278,718,961
Cash			33,588,154	44,214,770
Central Bank of Argentina			99,990,766	177,102,629
Other Local and Foreign Entities			59,426,955	57,390,889
Other			10,017	10,673
Debt Securities at fair value through profit or loss	9	A	168,197,321	46,993,646
Derivative Financial Instruments	9		137,969	2,152
Repo transactions	9		62,479,868	52,156,714
Other Financial Assets	5, 7 and 9	R	22,450,283	43,316,415
Loans and other financing	6, 7 and 9	B, C, D and R	508,933,150	586,409,038
Non-financial Public Sector			1,779,501	3,945,923
Other Financial Entities			938,786	2,508,135
Non-financial Private Sector and Foreign Residents			506,214,863	579,954,980
Other Debt Securities	7 and 9	A and R	623,897,008	467,386,978
Financial Assets delivered as guarantee	9 and 30		26,940,524	29,388,504
Current Income Tax Assets	20			902,508
Equity Instruments at fair value through profit or loss	8 and 9	A	573,418	3,528,170
Investment in subsidiaries, associates and joint arrangements	11		14,021,230	12,369,778
Property, plant and equipment		F	86,476,249	87,728,404
Intangible Assets		G	14,913,235	13,915,720
Other Non-financial Assets	12		12,547,629	3,073,358
Non-current Assets held for sale			5,262,823	5,383,308
TOTAL ASSETS			1,739,846,599	1,631,273,654

- 80 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Items	Notes	Exhibits	09/30/2022	12/31/2021
LIABILITIES
Deposits	9 and 14	H and I	1,116,281,574	971,632,634
Non-financial Public Sector			134,772,827	93,669,657
Financial Sector			1,273,497	1,596,286
Non-financial Private Sector and Foreign Residents			980,235,250	876,366,691
Derivative Financial Instruments	9	I	1,896	4,206
Repo Transactions	9	I	350,517
Other Financial Liabilities	9 and 15	I	71,263,700	98,022,864
Financing received from the Central Bank of Argentina and other financial institutions	9	I	2,432,155	726,492
Issued Corporate Bonds	9 and 35	I	2,495,901	4,966,943
Current Income Tax Liabilities	20		5,429,101
Subordinated Corporate Bonds	9 and 35	I	61,115,494	69,777,753
Provisions	16	J and R	3,119,831	2,712,667
Deferred Income Tax Liabilities			13,134,308	9,452,983
Other Non-financial Liabilities	17		39,386,854	77,777,999
TOTAL LIABILITIES			1,315,011,331	1,235,074,541
SHAREHOLDERS’ EQUITY
Capital Stock	28	K	639,413	639,413
Non-capital contributions			12,429,781	12,429,781
Adjustments to Shareholders’ Equity			145,813,896	145,813,896
Earnings Reserved			241,142,821	202,320,962
Unappropriated Retained Earnings			116,465	(14,814,298)
Accumulated Other Comprehensive Income			2,156,181	4,766,085
Net Income of the period / fiscal year			22,536,711	45,043,274
TOTAL SHAREHOLDERS’ EQUITY			424,835,268	396,199,113
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES			1,739,846,599	1,631,273,654

The notes 1 to 43 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

- 81 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE STATEMENT OF INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Items	Notes	Exhibits	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Interest income		Q	136,899,076	352,234,237	91,220,305	279,603,277
Interest expense		Q	(73,501,892)	(163,398,757)	(36,868,587)	(121,613,597)
Net Interest income			63,397,184	188,835,480	54,351,718	157,989,680

Commissions income	21	Q	15,740,412	47,661,459	15,636,310	44,675,057
Commissions expense		Q	(1,361,466)	(3,942,679)	(1,394,920)	(3,869,691)
Net Commissions income			14,378,946	43,718,780	14,241,390	40,805,366

Subtotal (Net Interest income + Net Commissions income)			77,776,130	232,554,260	68,593,108	198,795,046

Profit from measurement of financial instruments at fair value through profit or loss		Q	22,652,438	37,817,339	5,964,462	26,147,681
Profit or loss from sold or derecognized assets at amortized cost				(5)	2	254,689
Differences in quoted prices of gold and foreign currency	22		15,811,735	26,425,462	971,611	4,777,976
Other operating income	23		3,167,415	10,848,268	2,437,449	7,561,380
Allowance for loan losses			(1,429,387)	(3,430,661)	(389,657)	(816,628)
Net Operating Income			117,978,331	304,214,663	77,576,975	236,720,144

Employee benefits	24		(17,364,967)	(49,230,199)	(16,274,266)	(48,637,787)
Administrative expenses	25		(8,038,791)	(23,877,020)	(8,099,519)	(23,222,252)
Depreciation and amortization of fixed assets		F and G	(3,242,777)	(9,508,067)	(3,009,051)	(8,708,468)
Other Operating Expenses	26		(16,930,541)	(46,105,448)	(13,690,154)	(40,127,371)
Operating Income			72,401,255	175,493,929	36,503,985	116,024,266

Income from associates and joint arrangements	11		892,850	2,279,783	363,923	963,662
Loss on net monetary position			(57,518,714)	(144,504,128)	(23,156,762)	(81,754,150)
Income before tax on continuing operations			15,775,391	33,269,584	13,711,146	35,233,778

Income tax on continuing operations	20.b)		(6,910,865)	(10,732,873)	(250,669)	(7,683,944)
Net Income from continuing operations			8,864,526	22,536,711	13,460,477	27,549,834
Net Income of the period			8,864,526	22,536,711	13,460,477	27,549,834

- 82 -	Delfín Jorge Ezequiel Carballo Chairperson

SEPARATE EARNINGS PER SHARE

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Items	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Net Profit attributable to Parent’s shareholders	8,864,526	22,536,711	13,460,477	27,549,834
Plus: Potential diluted earnings per common share
Net Profit attributable to Parent’s shareholders adjusted as per diluted earnings	8,864,526	22,536,711	13,460,477	27,549,834
Weighted average of outstanding common shares of the period	639,413	639,413	639,413	639,413
Plus: Weighted average of the number of additional common shares with dilution effects
Weighted average of outstanding common shares of the period adjusted as per dilution effect	639,413	639,413	639,413	639,413
Basic earnings per share (in pesos)	13.8635	35.2459	21.0513	43.0861

- 83 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Items	Notes	Exhibits	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Net Income of the period			8,864,526	22,536,711	13,460,477	27,549,834
Items of Other Comprehensive Income that will be reclassified to profit or loss
Foreign currency translation differences in financial statements conversion			(177,530)	(736,048)	(337,335)	(952,522)
Foreign currency translation differences of the period			(177,530)	(736,048)	(337,335)	(952,522)
Profit or loss for financial instruments measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a))			2,320,357	(1,572,705)	455,966	3,019,894
Profit or loss for the period from financial instruments at fair value through other comprehensive income (FVOCI)		Q	8,508,458	1,674,978	(456,407)	285,803
Adjustment for reclassification of period			(4,938,677)	(4,094,524)	1,133,908	4,037,847
Income tax	20.b)		(1,249,424)	846,841	(221,535)	(1,303,756)

Interest in Other Comprehensive Loss of associates and joint ventures accounted for using the participation method			(63,142)	(301,151)	(14,052)	(232,352)
Loss for the period from interest in Other Comprehensive Income of associates and joint ventures accounted for using the participation method			(63,142)	(301,151)	(14,052)	(232,352)
Total Other Comprehensive Income /(Loss) that is subsequently reclassified to profit or loss			2,079,685	(2,609,904)	104,579	1,835,020
Total Other Comprehensive Income / (Loss)			2,079,685	(2,609,904)	104,579	1,835,020
Total Comprehensive Income of the period			10,944,211	19,926,807	13,565,056	29,384,854

The notes 1 to 43 to the condensed separate interim financial statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

- 84 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2022
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	145,813,896	996,692	3,769,393	80,442,968	121,877,994	30,228,976	396,199,113
Total comprehensive income of the period
- Net income of the period									22,536,711	22,536,711
- Other comprehensive loss of the period					(736,048)	(1,873,856)				(2,609,904)
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 29, 2022
Legal reserve							6,045,796		(6,045,796)
Reserve for dividends pending authorization from the BCRA (1)								32,776,063	(23,562,298)	9,213,765
Personal property tax on business corporation									(504,417)	(504,417)
Amount at the end of the period		639,413	12,429,781	145,813,896	260,644	1,895,537	86,488,764	154,654,057	22,653,176	424,835,268

(1)	See note 31 to the condensed consolidated interim financial statements.

CONDENSED SEPARATE INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

		Capital stock	Non-capital Contributions		Other Comprehensive Income		Earnings Reserved
Changes	Notes	Outstanding shares	Additional paid-in capital	Adjustments to Shareholders’ Equity	Accumulated foreign currency translation difference in financial statements conversion	Other	Legal	Other	Unappropriated Retained Earnings	Total Equity
Restated amount at the beginning of the fiscal year		639,413	12,429,781	145,813,896	2,269,370	547,530	80,442,968	194,838,512	(65,785,988)	371,195,482
Total comprehensive income of the period
- Net income of the period									27,549,834	27,549,834
- Other comprehensive loss of the period					(952,522)	2,787,542				1,835,020
Distribution of unappropriated retained earnings as approved by Shareholders´ Meeting held on April 30, 2021
- Dividends								(21,323,677)		(21,323,677)
- Absorption of loss accumulated
Facultative reserve								(1,108)	1,108
Facultative reserve for future distribution of earnings								(50,970,582)	50,970,582
Personal property tax on business corporation								(665,151)		(665,151)
Amount at the end of the period		639,413	12,429,781	145,813,896	1,316,848	3,335,072	80,442,968	121,877,994	12,735,536	378,591,508

The notes 1 to 43 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

- 85 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Items	Notes	09/30/2022	09/30/2021
Cash flows from operating activities
Income of the period before Income Tax		33,269,584	35,233,778
Adjustment for the total monetary effect of the period		144,504,128	81,754,150
Adjustments to obtain cash flows from operating activities:
Amortization and depreciation		9,508,067	8,708,468
Allowance for loan losses		3,430,661	816,628
Difference in quoted prices of foreign currency		(48,275,353)	(22,067,950)
Other adjustments		83,201,322	56,015,467
Net increase / (decrease) from operating assets:
Debt Securities at fair value through profit or loss		(121,211,746)	97,325,838
Derivative financial instruments		(135,817)	16,417
Repo transactions		(10,323,154)	59,687,446
Loans and other financing
Non-financial public sector		2,166,422	4,160,607
Other financial entities		1,569,349	1,452,641
Non-financial private sector and foreign residents		70,241,199	70,979,081
Other debt securities		35,944,469	(57,624,243)
Financial assets delivered as guarantee		2,447,980	1,448,452
Equity instruments at fair value through profit or loss		2,954,752	351,760
Other assets		18,723,027	8,626,993
Net increase / (decrease) from operating liabilities:
Deposits
Non-financial public sector		41,103,170	(85,701,641)
Financial sector		(322,789)	(226,981)
Non-financial private sector and foreign residents		103,868,559	(152,657,804)
Derivative Financial Instruments		(2,310)	3,889
Repo transactions		350,517	1,762,709
Other liabilities		(24,955,914)	(10,006,378)
Income Tax Payments		(387,226)	(14,987,854)
Total cash from operating activities (A)		347,668,897	85,071,473

- 86 -	Delfín Jorge Ezequiel Carballo Chairperson

CONDENSED SEPARATE INTERIM STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Items	Notes	09/30/2022	09/30/2021
Cash flows from investing activities
Payments:
Acquisition of PPE, intangible assets and other assets		(17,024,807)	(9,562,187)
Other payments related to investing activities		(38,117)

Total cash used in investing activities (B)		(17,062,924)	(9,562,187)

Cash flows from financing activities
Payments:
Dividends		(12,876,598)
Non-subordinated corporate bonds		(4,035,435)	(6,356,012)
Financing to local financial entities			(991,996)
Subordinated corporate bonds		(1,977,283)	(2,609,780)
Other payments related to financing activities		(651,128)	(1,056,196)
Collections / Incomes:
Non-subordinated corporate bonds		2,514,689	1,095,341
Financing to local financial entities		2,046,980
Total cash used in financing activities (C)		(14,978,775)	(9,918,643)
Effect of exchange rate fluctuations (D)		71,920,010	35,539,812
Monetary effect on cash and cash equivalents (E)		(276,371,760)	(175,901,549)
Net increase / (decrease) in cash and cash equivalents (A+B+C+D+E)		111,175,448	(74,771,094)
Restated Cash and cash equivalents at the beginning of the fiscal year	27	499,556,222	609,571,657
Cash and cash equivalents at the end of the period	27	610,731,670	534,800,563

The notes 1 to 43 to the condensed separate interim Financial Statements and exhibits A to D, F to L, O, Q and R are an integral part of the condensed separate interim Financial Statements.

- 87 -	Delfín Jorge Ezequiel Carballo Chairperson

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

1.	CORPORATE INFORMATION

Banco Macro SA (hereinafter, the “Bank”) is a business corporation (sociedad anónima) organized in the Republic of Argentina that offers traditional banking products and services to companies, including those companies operating in regional economies as well as to individuals, thus strengthening its goal to be a multiservice bank. In addition, the Bank performs certain transactions through its subsidiaries Macro Bank Limited (a company organized under the laws of Bahamas), Macro Securities SAU, Macro Fiducia SAU, Macro Fondos SGFCISA, Argenpay SAU and Fintech SGR.

Macro Compañía Financiera SA was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and was incorporated as Banco Macro SA. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud SA) and since August 2006, Banco Macro SA.

The Bank’s shares are publicly listed on Bolsas y Mercados Argentinos (BYMA) since November 1994 and as from March 24, 2006, they are listed on the New York Stock Exchange (NYSE). Additionally, on October 15, 2015 they were authorized to be listed on the Mercado Abierto Electrónico SA (MAE).

Since 1994, Banco Macro SA’s market strategy has mainly focused on the regional areas outside the Autonomous City of Buenos Aires (CABA, for its acronym in Spanish). Following this strategy, in 1996, Banco Macro SA started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, 2006 and 2010, the Bank acquired the control of Banco Bansud SA, Nuevo Banco Suquía SA, Nuevo Banco Bisel SA and Banco Privado de Inversiones SA, respectively. Such entities merged with and into Banco Macro SA in December 2003, October 2007, August 2009 and December 2013, respectively. In addition, during the fiscal year 2006, the Bank acquired control over Banco del Tucumán SA, which was merged with Banco Macro SA in October 2019.

During 2020 and 2021 the Bank made irrevocable capital contributions in the company Play Digital SA for a total amount of 253,557 (not restated). On July 18 and January 17, 2022, the Bank made irrevocable capital contributions in Play Digital SA for 245,539 and 130,758 (not restated). On October 7, 2022, the Bank sold 22,112,340 shares for an amount of 61,889. As a consequence, the Bank’s new interest in this company is 8.9927%. See note 1 to the condensed consolidated interim financial statements.

In addition, on October 1, 2021 the Bank decided to exercise a call option to increase up to 24.99% the Bank’s interest in the capital stock of Fintech SGR. As it was explained in note 3 under “Basis for consolidation” to the consolidated financial statements as of December 31, 2021, already issued, Fintech SGR is a structured entity in which the Bank has control. See note 1 to the condensed consolidated interim financial statements.

Additionally, on October 1, 2021, the Bank paid 50,850 (not restated) in order to purchase shares representing 50% of the capital stock and votes of Finova SA. See also note 1 to the condensed consolidated interim financial statements.

On November 23, 2022, the Bank’s Board of Directors approved the issuance of these condensed separate interim financial statements.

2.	OPERATIONS OF THE BANK

Note 2 to the condensed consolidated interim financial statements includes a detailed description of the agreements that relate the Bank with the Provincial and Municipal governments.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

3.	BASIS FOR THE PREPARATION OF THESE FINANCIAL STATEMENTS AND APPLICABLE ACCOUNTING STANDARDS

Applicable Accounting Standards

These condensed separate interim financial statements of the Bank were prepared in accordance with the accounting framework established by the Central Bank of Argentina (BCRA, for its acronym in Spanish), in its Communiqué “A” 6114 as supplemented. Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

The transitory exceptions and regulatory guidelines established by BCRA to the application of effective IFRS, that affect the preparation of these condensed separate interim financial statements are as follows:

a)	According to Communiqué “A” 6114, as supplemented, and in the convergence process through IFRS, the BCRA established that since fiscal years beginning on or after January 1, 2020, financial institutions defined as “Group A” by BCRA rules, in which the Bank is included, begin to apply section 5.5 “Impairment” of the IFRS 9 “Financial Instruments” (sections B5.5.1 to B5.5.55), except for the temporary exclusion for the debt securities of the non-financial public sector established by BCRA Communiqué “A” 6847. As of the date of issuance of these condensed separate interim financial statements, the Bank is in the process of quantifying the effect of the full application of the abovementioned standard.

b)	As of December 31, 2021 the Bank measured its holding in Prisma Medios de Pago SA (Prisma), according to the Memorandums received from the BCRA on March 12 and 22, 2021, which established specific guidelines related to the measurement of such holding. Taking into account such guidelines, the Bank adjusted its fair value previously determined (see note 8). In March 2022, the shares related to the abovementioned holding were transferred, recording the profit for this transaction in the quarter ended March 31, 2022. If, for the fair value measurement purpose before mentioned, IFRS had been applied, the profit or loss for the previous fiscal years and for the period ended September 30, 2022, should have been modified. However, this situation does not generate differences in the shareholders’ equity as of September 30, 2022.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Bank comply with the IFRS as currently approved and are applicable to the preparation of these condensed separate interim financial statements in accordance with the IFRS as adopted by the BCRA through Communiqué “A” 7411. Generally, the BCRA does not allow the anticipated application of any IFRS, unless otherwise expressly stated.

Note 3 to the consolidated financial statements as of December 31, 2021, already issued, presents further detailed descriptions of the basis for the presentation of such financial statements and the main accounting policies used and the relevant information of the subsidiaries. All that is explained therein shall apply to these condensed separate interim financial statements, except for the goodwill generated by the business combination, as mentioned in note 10, which according to BCRA Communiqué “A” 6618, in the condensed separate interim financial statements, is included in the net investment of the subsidiary.

Going concern

The Bank’s Management has made an assessment of its ability to continue as a going concern and is satisfied that it has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt on the Bank’s ability to continue as a going concern. Therefore, these condensed separate interim financial statements continue to be prepared on the going concern basis.

Subsidiaries

As mentioned in note 1, the Bank performs certain transactions through its subsidiaries.

Subsidiaries are all the entities controlled by the Bank. An entity controls another entity when it is exposed, or has rights, to variable returns from its continuing involvement with such other entity and has the ability to use its power to direct the operating and financing policies of such other entity, to affect the amounts of such returns.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

As provided under IAS 27 “Consolidated and Separate Financial Statements”, investments in subsidiaries were accounted for using the “equity method”, established in IAS 28 “Investment in associates and joint ventures”. When using this method, investments are initially recognized at cost, and such amount increases or decreases to recognize investor’s interest in profit and loss of the entity after the date of acquisition or creation.

Shares in profit and loss of subsidiaries and associates are recognized under “Income / (loss) from subsidiaries, associates and joint ventures” in the condensed separate interim statement of income. Ownership interest in other comprehensive income of subsidiaries is accounted for under “Income / (loss) for the period from interest in other comprehensive income of subsidiaries, associates and joint ventures accounted for using the participation method”, in the condensed separate statement of other comprehensive income.

Transcription into books

As of the date of issuance of these condensed separate interim financial statements, they are in process of being transcribed into the inventory book (“Libro Inventario”) of Banco Macro SA.

New standards adopted

New standards adopted are described in note 3 to the condensed consolidated interim financial statements.

New pronouncements

New pronouncements are described in note 3 to the condensed consolidated interim financial statements.

4.	CONTINGENT TRANSACTIONS

In order to meet specific financial needs of customers, the Bank’s credit policy also includes, among others, the granting of guarantees, securities, bonds, letters of credit and documentary credits. The Bank is also exposed to overdrafts and unused agreed credits on credit cards of the Bank. Since they imply a contingent obligation for the Bank, they expose the Bank to credit risks other than those recognized in the statement of financial position and, therefore, they are an integral part of the total risk of the Bank.

As of September 30, 2022 and December 31, 2021, the Bank maintains the following maximum exposures to credit risk related to this type of transactions:

Composition	09/30/2022	12/31/2021
Undrawn commitments of credit cards and checking accounts	504,858,909	368,544,780
Guarantees granted (1)	4,092,473	3,090,360
Overdraft and unused agreed commitments (1)	1,674,351	1,449,062
Subtotal	510,625,733	373,084,202
Less: Allowance for Expected credit losses (ECL)	(737,493)	(552,929)
Total	509,888,240	372,531,273

(1)	Includes transactions not covered by BCRA debtor classification standard. The Guarantees granted include an amount of 42,677 and 43,332 as of September 30, 2022 and December 31, 2021, respectively. The Overdraft and unused agreed commitments include an amount of 371,998 and 159,778 as of September 30, 2022 and December 31, 2021, respectively.

Risks related to the contingent transactions described above have been evaluated and are controlled within the framework of the Bank’s credit risk policy, described in note 43 to the consolidated financial statements as of December 31, 2021, already issued.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

5.	OTHER FINANCIAL ASSETS

The composition of the other financial assets as of September 30, 2022 and December 31, 2021 is as follows:

Composition	09/30/2022	12/31/2021
Sundry debtors (see note 8)	21,501,598	16,440,237
Receivables from spot sales of government securities pending settlement	533,854	150,874
Private securities	44,340	51,518
Receivables from spot sales of foreign currency pending settlement	41,168	25,687,876
Other	383,409	1,029,833
Subtotal	22,504,369	43,360,338
Less: Allowances for ECL	(54,086)	(43,923)
Total	22,450,283	43,316,415

Disclosures related to allowance for ECL are detailed in note 7 “Loss allowance for expected credit losses on credit exposures not measured at fair value through profit or loss”.

6.	LOANS AND OTHER FINANCING

The composition of loans and other financing as of September 30, 2022 and December 31, 2021 is as follows:

Composition	09/30/2022	12/31/2021
Non-financial Public sector (1)	1,779,501	3,945,923
Other Financial Entities	938,786	2,508,135
Other Financial Entities	942,497	2,514,198
Less: allowance for ECL	(3,711)	(6,063)
Non-financial Private Sector and Foreign Residents	506,214,863	579,954,980
Overdrafts	42,541,245	40,467,219
Documents	67,889,361	70,258,836
Mortgage loans	52,877,908	69,239,282
Pledge loans	8,317,105	12,556,216
Personal loans	130,639,719	162,565,428
Credit cards	154,107,826	157,708,508
Financial leases	1,071,926	793,814
Other	58,229,812	82,353,204
Less: allowance for ECL	(9,460,039)	(15,987,527)
Total	508,933,150	586,409,038

(1) As explained in note 3, ECL are not calculated to public sector exposures.

7.	LOSS ALLOWANCE FOR EXPECTED CREDIT LOSSES ON CREDIT EXPOSURES NOT MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Note 8 to the condensed consolidated interim financial statements, details the allowances recognized by the Bank under this concept.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

In addition, exhibit R “Value adjustment for credit losses – Allowance for uncollectibility risk” also discloses the ECL movements by portfolio and products.

8.	EQUITY INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS – PRISMA MEDIOS DE PAGO SA

The composition of equity instruments at fair value through profit or loss, as of September 30, 2022 and December 31, 2021, is detailed in Exhibit A. For the Bank’s investment in Prisma Medios de Pago SA see also note 10 to the condensed consolidated interim financial statements.

9.	FAIR VALUE QUANTITATIVE AND QUALITATIVE DISCLOSURES

Note 11 to the condensed consolidated interim financial statements describes the methods and assumptions used to determine the fair value, both of the financial instruments recognized at fair value as of those not accounted for at such fair value in these condensed separate interim financial statements. In addition, the Bank discloses the relevant information as to instruments included in Level 3 of the fair value hierarchy.

Even though the Bank’s Management has used its best judgment to estimate the fair values of its financial instruments, any technique to perform such estimate implies certain inherent fragility level.

Fair value hierarchy

The Bank uses the following hierarchy to determine and disclose the fair value of financial instruments, according to the valuation technique applied:

-	Level 1: quoted prices (unadjusted) observable in active markets that the Bank accesses to at the measurement day for identical assets or liabilities. The Bank considers markets as active only if there are sufficient trading activities with respect to the volume and liquidity of the identical assets or liabilities and when there are binding and exercisable price quotes available at each reporting period.

-	Level 2: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical instruments in inactive markets and observable inputs other than quoted prices, such as interest rates and yield curves, implied volatilities, and credit spreads. In addition, adjustments to level 2 inputs may be required for the condition or location of the asset or the extent to which it relates to items that are comparable to the valued instrument. However, if such adjustments are based on unobservable inputs which are significant to the entire measurement, the Bank will classify the instruments as Level 3.

-	Level 3: Valuation techniques for which the data and variables having a significant impact on the determination of the fair value recognized or disclosed are not based on observable market information.

The following tables show the hierarchy in the Bank’s financial asset and liability at fair value measurement, as of September 30, 2022 and December 31, 2021:

	Financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2022
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	168,197,321	166,866,094		1,331,227
Derivatives financial instruments	137,969	19,153	118,816
Other financial assets	44,340			44,340
Equity instruments at fair value through profit or loss	573,418	14,051		559,367

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	Financial assets and financial liabilities measured at fair value on a recurring basis as of September 30, 2022
Description (contd.)	Total	Level 1	Level 2	Level 3
Financial assets (contd.)
At fair value through OCI
Other debt Securities	95,522,920	95,522,920
Financial assets delivered as guarantee	388,501	388,501
Total	264,864,469	262,810,719	118,816	1,934,934
Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	1,896	1,630	266
Total	1,896	1,630	266

	Financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2021
Description	Total	Level 1	Level 2	Level 3
Financial assets
At fair value through profit or loss
Debt securities at fair value through profit or loss	46,993,646	45,139,015		1,854,631
Derivatives financial instruments	2,152	657	1,495
Other financial assets	51,518			51,518
Equity instruments at fair value through profit or loss	3,528,170	20,689		3,507,481

At fair value through OCI
Other debt Securities	427,454,167	234,113,039	193,341,128
Total	478,029,653	279,273,400	193,342,623	5,413,630
Financial liabilities
At fair value through profit or loss
Derivatives financial instruments	4,206		4,206
Total	4,206		4,206

Below is the reconciliation between the amounts at the beginning and the end of the period or fiscal year, as applicable, for the financial assets recognized at fair value, categorized as level 3:

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	As of September 30, 2022
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	1,854,631	51,518	3,507,481
Transfers to Level 3
Transfers from Level 3
Profit and loss	444,406	(208)	2,217
Recognition and derecognition	(245,158)	18,127	(2,245,247)
Monetary effects	(722,652)	(25,097)	(705,084)
Amount at the end of the period	1,331,227	44,340	559,367

	As of December 31, 2021
Reconciliation	Debt instruments	Other financial assets	Equity instruments at fair value through profit or loss
Amount at the beginning	948,662	65,624	4,144,049
Transfers to Level 3
Transfers from Level 3
Profit and loss	585,519	3,037	1,032,602
Recognition and derecognition	834,403	8,527	(37,033)
Monetary effects	(513,953)	(25,670)	(1,632,137)
Amount at the end of the fiscal year	1,854,631	51,518	3,507,481

Note 11 to the condensed consolidated interim financial statements, details the valuation techniques and significant unobservable inputs used in the valuation of assets at Level 3.

Changes in fair value levels

The Bank monitors the availability of information in the market to evaluate the classification of financial instruments into the fair value hierarchy as well as the resulting determination of transfers between levels 1, 2 and 3 at each fiscal year.

As of September 30, 2022 and December 31, 2021, the Bank has not recognized any transfers between levels 1, 2 and 3 of the fair value hierarchy.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Financial assets and liabilities not measured at fair value

The following table shows a comparison between the fair value and the carrying amount of financial instruments not recognized at fair value as of September 30, 2022 and December 31, 2021:

	09/30/2022
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	193,015,892	193,015,892			193,015,892
Repo transactions	62,479,868	62,479,868			62,479,868
Other financial assets	22,405,943	22,405,943			22,405,943
Loans and other financing	508,933,150			440,530,557	440,530,557
Other debt securities	528,374,088	148,370,955	382,385,094	69,304	530,825,353
Financial assets delivered as guarantee	26,552,023	26,552,023			26,552,023
Total	1,341,760,964	452,824,681	382,385,094	440,599,861	1,275,809,636

Financial liabilities
Deposits	1,116,281,574	517,941,834		596,083,294	1,114,025,128
Repo transactions	350,517	350,517			350,517
Other financial liabilities	71,263,700	68,154,879	3,405,526		71,560,405
Financing received from the BCRA and other financial institutions	2,432,155	1,721,142	682,181		2,403,323
Issued corporate bonds	2,495,901		2,049,012		2,049,012
Subordinated corporate bonds	61,115,494		51,212,162		51,212,162
Total	1,253,939,341	588,168,372	57,348,881	596,083,294	1,241,600,547

	12/31/2021
Composition	Carrying amount	Level 1	Level 2	Level 3	Fair value
Financial assets
Cash and deposits in banks	278,718,961	278,718,961			278,718,961
Repo transactions	52,156,714	52,156,714			52,156,714
Other financial assets	43,264,897	41,965,307			41,965,307
Loans and other financing	586,409,038			543,700,641	543,700,641
Other debt securities	39,932,811	37,982,411	1,079,249	259,312	39,320,972
Financial assets delivered as guarantee	29,388,504	29,388,504			29,388,504
Total	1,029,870,925	440,211,897	1,079,249	543,959,953	985,251,099

Financial liabilities
Deposits	971,632,634	548,380,795		422,700,487	971,081,282
Other financial liabilities	98,022,864	95,640,084	2,382,841		98,022,925
Financing received from the BCRA and other financial institutions	726,492	657,546	63,731		721,277
Issued corporate bonds	4,966,943		4,372,103		4,372,103
Subordinated corporate bonds	69,777,753		57,284,708		57,284,708
Total	1,145,126,686	644,678,425	64,103,383	422,700,487	1,131,482,295

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

10.	BUSINESS COMBINATIONS

On October 1, 2021, the Bank exercised the call option to reach 24.99% of the equity interest in Fintech SGR, being this a structured entity in which the Bank has control. Details generated by this transaction are described in note 12 to the condensed consolidated interim financial statements.

11.	INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT ARRANGEMENTS

The Bank’s interests in associates and joint ventures are disclosed in note 13 to the condensed consolidated interim financial statements.

12.	OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets as of September 30, 2022 and December 31, 2021 is as follows:

Composition	09/30/2022	12/31/2021
Investment property (see Exhibit F)	9,305,923	759,513
Advanced prepayments	2,411,399	1,362,131
Tax advances	668,123	711,790
Other	162,184	239,924
Total	12,547,629	3,073,358

13.	RELATED PARTIES

A related party is a person or entity that is related to the Bank:

-	has control or joint control of the Bank;

-	has significant influence over the Bank;

-	is a member of the key management personnel of the Bank or of a parent of the Bank;

-	members of the same group;

-	one entity is an associate (or an associate of a member of a group of which the other entity is a member).

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Bank, directly or indirectly. The Bank considers as key management personnel, for the purposes of IAS 24, the members of the Board of Directors and the senior management members of the Risk Management Committee, the Assets and Liabilities Committee and the Senior Credit Committee.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

As of September 30, 2022 and December 31, 2021, amounts balances related to transactions generated with related parties are as follows:

	As of September 30, 2022
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (1)	Other related parties	Total
Assets
Cash and deposits in banks	1,180								1,180
Other financial assets					1,649,483				1,649,483
Loans and other financing (2)
Documents								129,056	129,056
Overdraft							109,484	590,557	700,041
Credit cards							134,183	58,804	192,987
Lease								49,359	49,359
Personal loans							1,244		1,244
Mortgage loans							368,320		368,320
Other loans		1,796,556					107,152	1,666,621	3,570,329
Other receivables from financial intermediation								17,862	17,862
Guarantee granted								1,300,610	1,300,610
Total assets	1,180	1,796,556			1,649,483		720,383	3,812,869	7,980,471

Liabilities
Deposits		3,008,296	58,739	69,691	103	81,253	682,776	1,010,009	4,910,867
Other financial liabilities							416	65,198	65,614
Issued corporate bonds		42,203	148,660						190,863
Subordinated corporate bonds					122,231				122,231
Other non-financial liabilities								20,404	20,404
Total liabilities		3,050,499	207,399	69,691	122,334	81,253	683,192	1,095,611	5,309,979

(1)	Includes close family members of the key management personnel.
(2)	The maximum financing amount for loans and other financing as of September 30, 2022 for Macro Securities SAU, Fintech SGR, Key management personnel and other related parties amounted to 3,860,769, 2,161,650, 1,024,984 and 13,894,451, respectively.

	As of December 31, 2021
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (1)	Other related parties	Total
Assets
Cash and deposits in banks	1,367								1,367
Other financial assets					1,259,377				1,259,377
Loans and other financing (2)
Documents								47,399	47,399
Overdraft							133,528	420,026	553,554
Credit cards							119,294	74,517	193,811
Lease								47,706	47,706
Personal loans							2,367		2,367
Mortgage loans							426,143		426,143
Other loans		2,299,987					126,784	2,627,331	5,054,102
Other receivables from financial intermediation								11,459	11,459
Guarantee granted								1,696,029	1,696,029
Total assets	1,367	2,299,987			1,259,377		808,116	4,924,467	9,293,314

Liabilities
Deposits	7	2,641,200	271,896	113,921	51	87,752	777,089	1,811,382	5,703,298
Other financial liabilities							326	8,830	9,156
Subordinated corporate bonds					69,777				69,777
Other non-financial liabilities								25,545	25,545
Total liabilities	7	2,641,200	271,896	113,921	69,828	87,752	777,415	1,845,757	5,807,776

(1)	Includes close family members of the key management personnel.

(2)	The maximum financing amount for loans and other financing as of December 31, 2021 for Macro Securities SAU, Fintech SGR, Key management personnel and other related parties amounted to 2,319,329, 1,259,377, 1,143,433 and 10,155,848, respectively.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022,

except as otherwise indicated)

Profit or loss related to transactions generated during the nine-month periods ended September 30, 2022 and 2021 with related parties are as follows:

	As of September 30, 2022
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU	Macro Fondos SGFCISA	Argenpay SAU	Fintech SGR	Associates	Key management personnel (1)	Other related parties	Total
Income / (loss)
Interest income		3,685					185,634	1,241,942	1,431,261
Interest expense						(12,185)	(69,373)	(10,541)	(92,099)
Commissions income		12,868	103		576	234	48	35,594	49,423
Commissions expense					(5,388)		(17)	(351)	(5,756)
Other operating income	4	2,111		26	788,709			37	790,887
Administrative expense								(321,453)	(321,453)
Other operating expense		(12,371)						(49,224)	(61,595)
Total Income / (loss)	4	6,293	103	26	783,897	(11,951)	116,292	896,004	1,790,668

(1)	Includes close family members of the key management personnel.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	As of September 30, 2021
	Main subsidiaries
	Macro Bank Limited	Macro Securities SAU	Macro Fondos SGFCISA	Argenpay SAU	Associates	Key management personnel (1)	Other related parties	Total
Income / (loss)
Interest income		4,607				192,377	1,649,571	1,846,555
Interest expense		(6,995)			(23,814)	(47,623)	(104,360)	(182,792)
Commissions income		25,154	152		254	22	25,626	51,208
Commissions expense						(38)	(291)	(329)
Other operating income	4	11,857					40	11,901
Administrative expense							(313,347)	(313,347)
Other operating expense							(96,168)	(96,168)
Total Income / (loss)	4	34,623	152		(23,560)	144,738	1,161,071	1,317,028

(1)	Includes close family members of the key management personnel.

Transactions generated by the Bank with related parties for transactions arranged within the course of the usual and ordinary course of business were performed in normal market conditions, both as to interest rates and prices and as to the required guarantees.

The Bank does not have loans granted to Directors and other key management personnel secured with shares.

Total remunerations received as salary and bonus by the key management personnel as of September 30, 2022 and 2021, totaled 582,233 and 656,750, respectively.

In addition, fees received by the Directors as of September 30, 2022 and 2021 amounted to 1,099,623 and 1,628,415, respectively.

Additionally, the composition of the Board of Directors and key management personnel is as follows:

Composition	09/30/2022	12/31/2021
Board of Directors	13	13
Senior managers of the key management personnel	11	11
Total	24	24

14.	DEPOSITS

The composition of deposits as of September 30, 2022 and December 31, 2021 is as follows:

Composition	09/30/2022	12/31/2021
Non-financial Public Sector	134,772,827	93,669,657
Financial sector	1,273,497	1,596,286
Non-financial Private Sector and Foreign Residents	980,235,250	876,366,691
Checking accounts	139,166,903	159,647,805
Saving accounts	315,438,756	309,688,279
Time deposits	462,493,479	380,926,476
Investment accounts	49,855,531	11,285,397
Other	13,280,581	14,818,734
Total	1,116,281,574	971,632,634

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

15.	OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities as of September 30, 2022 and December 31, 2021 is as follows:

Composition	09/30/2022	12/31/2021
Credit and debit card settlement - due to merchants	51,453,900	54,880,454
Payment orders pending to foreign exchange settlement	5,335,706	4,939,703
Amounts payable for spot purchases of government securities pending settlement	4,929,993	2,641,013
Collections and other transactions on account and behalf of others	3,439,893	4,038,029
Finance leases liabilities	1,757,470	2,340,108
Amounts payable for spot purchases of foreign currency pending settlement	59,291	25,760,991
Other	4,287,447	3,422,566
Total	71,263,700	98,022,864

16.	PROVISIONS

This item includes the amounts estimated to face a liability of probable occurrence, which if occurring, would originate a loss for the Bank.

Exhibit J “Changes in Provisions” presents the changes in provisions as of September 30, 2022 and December 31, 2021.

The expected terms to settle these obligations are as follows:

	09/30/2022
Composition	Within 12 months	Over 12 months	09/30/2022	12/31/2021
For administrative, disciplinary and criminal penalties		500	500	829
Letters of credits, guarantees and other commitments (1)	737,493		737,493	552,929
Commercial claims in progress (2)	117,372	353,351	470,723	527,345
Labor lawsuits	206,878	55,342	262,220	357,712
Pension funds - reimbursement	213,815	189,785	403,600	176,470
Other	13,026	1,232,269	1,245,295	1,097,382
Total	1,288,584	1,831,247	3,119,831	2,712,667

(1)	These amounts correspond to the ECL calculated for contingent transactions, which are mentioned in note 4.
(2)	See also note 37.2.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

17.	OTHER NON-FINANCIAL LIABILITIES

The composition of other non-financial liabilities as of September 30, 2022 and December 31, 2021 is as follows:

Composition	09/30/2022	12/31/2021
Withholdings	12,226,117	11,602,069
Salaries, bonuses and payroll taxes payables	11,714,986	10,717,352
Taxes payables	5,751,912	5,339,619
Dividends payables (see note 38)	4,937,861	44,143,028
Miscellaneous payables	2,600,419	3,044,032
Retirement pension payment orders pending settlement	1,058,693	702,524
Fees payables	190,065	432,007
Other	906,801	1,797,368
Total	39,386,854	77,777,999

18.	ANALYSIS OF FINANCIAL ASSETS TO BE RECOVERED AND FINANCIAL LIABILITIES TO BE SETTLED

The following tables show the analysis of financial assets and liabilities the Bank expects to recover and settle as of September 30, 2022 and December 31, 2021:

09/30/2022	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	193,015,892
Debt securities at fair value through profit or loss		150,700,029	17,497,292
Derivatives financial instruments		137,840	129
Repo transactions		62,479,868
Other financial assets	7,437,983	5,310,864	9,701,436
Loans and other financing (1)	753,020	358,658,015	149,522,115
Other debt securities		576,457,560	47,439,448
Financial assets delivered as guarantee	26,552,023	388,501
Equity instruments at fair value through profit or loss	573,418
Total assets	228,332,336	1,154,132,677	224,160,420

Liabilities
Deposits	509,853,113	606,043,737	384,724
Derivative financial instruments		1,896
Repo transactions		350,517
Other financial liabilities		69,038,718	2,224,982
Financing received from the BCRA and other financial institutions		2,432,155
Issued corporate bonds		5,969	2,489,932
Subordinated corporate bonds		1,587,529	59,527,965
Total liabilities	509,853,113	679,460,521	64,627,603

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

12/31/2021	Without due date	Total up to 12 months	Total over 12 months
Assets
Cash and deposits in banks	278,718,961
Debt securities at fair value through profit or loss		30,537,349	16,456,297
Derivative financial instruments		2,152
Repo transactions		52,156,714
Other financial assets	3,326,745	31,903,453	8,086,217
Loans and other financing (1)	272,083	386,058,079	200,078,876
Other debt securities		390,186,073	77,200,905
Financial assets delivered as guarantee	29,388,504
Equity instruments at fair value through profit or loss	3,528,170
Total assets	315,234,463	890,843,820	301,822,295

Liabilities
Deposits	538,403,958	433,176,479	52,197
Derivative financial instruments		4,206
Other financial liabilities		96,574,277	1,448,587
Financing received from the BCRA and other financial institutions		718,019	8,473
Issued corporate bonds		4,966,943
Subordinated corporate bonds		1,521,541	68,256,212
Total liabilities	538,403,958	536,961,465	69,765,469

(1)	The amounts included in “without due date” are related to the non-performing portfolio.

19.	DISCLOSURES BY OPERATING SEGMENT

The Bank has an approach of its banking business that is described in note 21 to the condensed consolidated interim financial statements.

20.	INCOME TAX

a)	Inflation adjustment and tax rate on income tax

Note 22 to the condensed consolidated interim financial statements are detailed the legal aspects of the inflation adjustment on income tax and the corporate tax rate on tax rate.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

b)	The main items of income tax expense in the condensed separate interim financial statements are as follows:

	09/30/2022		09/30/2021
Description	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Current income tax expense	5,149,043	6,658,769	3,546,795	7,890,263
Loss / (Profit) for deferred income taxes	1,497,533	3,681,325	(3,816,916)	(1,471,759)
Monetary effects	264,289	392,779	520,790	1,265,440
Income tax loss recorded in the statement of income	6,910,865	10,732,873	250,669	7,683,944
Income tax loss / (profit) recorded in other comprehensive income	1,249,424	(846,841)	221,535	1,303,756
Total	8,160,289	9,886,032	472,204	8,987,700

Tax inflation adjustment – Fiscal years 2019 and 2020.

As decided by the Board of Directors in the meeting held on May 11, 2020, considering certain case law on the matter assessed by its legal counsel and tax advisors, on May 26, 2020, the Bank filed with the Administración Federal de Ingresos Públicos (AFIP, for its acronym in Spanish) its annual income tax return considering the total effect of the inflation adjustment on income tax (see section a) iv) of note 22 to the condensed consolidated interim financial statements). As a result, the current income tax determined by Banco Macro SA for fiscal year 2019 amounted to 7,002,124 (not restated). The same criterion was applied to determine the annual income tax report for 2020, which generated accrued income tax for Banco Macro SA for such fiscal year that amounted to 9,933,210 (not restated).

In addition, on July 23, 2021, the Bank filed a reimbursement action with the AFIP requesting that 254,305 (not restated) paid as income tax for the 2020 tax period be reimbursed.

As to the tax periods mentioned in previous paragraphs, on November 1, 2021, the AFIP notified the beginning of an income tax audit.

Along with the filings mentioned in the first paragraph of this section, on December 28, 2021, the Bank filed petitions for declaratory judgment with the Federal Administrative Contentious Court for the periods under analysis. The file 22274/2021, for the fiscal year 2019, is in process in Court No. 12 and the file 22278/2021, for the fiscal year 2020, is in process in Court No. 1.

Moreover, on October 17, 2022, the Bank filed a reimbursement action with the AFIP requesting that 382,189 paid as income tax for the 2021 tax period be reimbursed.

Reimbursement actions – Fiscal years 2013 to 2017 and 2018

On October 24, 2019, Banco Macro SA filed with the AFIP-DGI (Argentine tax authorities) two reimbursement actions under the terms established by the first paragraph of section 81, Law No. 11683 requesting the reimbursement of 4,782,766 and 5,015,451 (not restated amounts) paid to tax authorities as income tax during tax periods 2013 through 2017 and 2018, respectively, arising from the impossibility to apply the adjustment for inflation and other adjustment mechanisms set forth by Income Tax Law (prior to the amendments introduced by Laws No. 27430 and 27468 for periods 2013 through 2017, and as revised in 2019 and amended for the 2018 tax period), plus the related compensatory interest (SIGEA [case and file management system] files No. 19144-14224/2019 and 19144-14222/2019). Since tax authorities have not yet issued a resolution with respect to the abovementioned claims, on August 7, 2020, the Bank filed both reimbursement requests under the terms of section 81, Law No. 11683 with the Federal Contentious and Administrative Trial Courts, which are pending in Courts No. 8 and 2 of such jurisdiction, respectively (cases No. 11285/2020 and 11296/2020). Both cases are currently at the trial stage.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

In connection with the tax periods mentioned in the previous paragraph, on December 19, 2019, the AFIP notified the beginning of the income tax audit for the 2018 tax period, and on May 3, 2021, it notified the beginning of the income tax audit for periods 2013 through 2017. On October 4, 2021, the AFIP ended the audit for periods 2013 through 2017 as the Bank had exercised in due time its right to resort to justice, and that the admission of reimbursement is subject to a court decision.

21.	COMMISSIONS INCOME

	09/30/2022		09/30/2021
Description	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Performance obligations satisfied at a point in time
Commissions related to obligations	9,015,836	27,088,467	8,828,302	25,013,810
Commissions related to credit cards	5,240,852	15,813,359	5,153,085	14,739,843
Commissions related to insurance	841,554	2,736,685	916,854	2,811,038
Commissions related to trading and foreign exchange transactions	304,471	986,740	384,768	1,060,750
Commissions related to securities value	119,024	389,269	119,765	342,567
Commissions related to loans and other financing	89,014	239,907	62,755	176,784
Commissions related to financial guarantees granted	1,900	3,011	1,794	4,310
Performance obligations satisfied over certain time period
Commissions related to credit cards	99,641	352,701	150,191	470,359
Commissions related to trading and foreign exchange transactions	24,501	44,401	14,754	49,997
Commissions related to loans and other financing	3,269	5,935	3,373	3,988
Commissions related to obligations	350	984	669	1,454
Commissions related to financial guarantees granted				157
Total	15,740,412	47,661,459	15,636,310	44,675,057

22.	DIFFERENCES IN QUOTED PRICES OF GOLD AND FOREIGN CURRENCY

	09/30/2022		09/30/2021
Description	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Translation of foreign currency assets and liabilities into pesos	15,480,215	25,555,049	729,003	4,133,857
Income from foreign currency exchange	331,520	870,413	242,608	644,119
Total	15,811,735	26,425,462	971,611	4,777,976

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

23.	OTHER OPERATING INCOME

	09/30/2022		09/30/2021
Description	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Adjustments and interest from other receivables	979,170	2,123,512	379,611	1,486,844
Services	850,675	2,574,284	1,285,357	3,077,421
Adjustments from other receivables with CER clauses	423,460	1,003,029	127,303	448,223
Other receivables for financial intermediation	169,179	693,608	235,039	1,279,065
Sale of investment in properties and other non-financial assets	(1,420)	20,722
Other	746,351	4,433,113	410,139	1,269,827
Total	3,167,415	10,848,268	2,437,449	7,561,380

24.	EMPLOYEE BENEFITS

	09/30/2022		09/30/2021
Description	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Remunerations	11,842,218	34,008,084	11,419,266	34,902,560
Payroll taxes	3,006,600	8,154,827	2,632,420	7,953,672
Compensations and bonuses to employees	1,924,566	5,300,149	1,760,398	4,603,414
Employee services	591,583	1,767,139	462,182	1,178,141
Total	17,364,967	49,230,199	16,274,266	48,637,787

25.	ADMINISTRATIVE EXPENSES

	09/30/2022		09/30/2021
Description	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Taxes	1,405,179	3,987,316	1,204,310	3,567,021
Maintenance, conservation and repair expenses	1,294,236	3,834,258	1,401,023	3,982,330
Armored truck, documentation and events	1,132,204	3,391,588	1,259,590	3,443,265
Security services	795,945	2,402,940	857,719	2,526,320
Electricity and communications	746,109	2,251,985	825,413	2,569,428
Other fees	734,530	2,150,865	643,064	1,932,801
Software	506,607	1,643,029	680,261	2,000,255
Advertising and publicity	421,032	1,462,072	401,628	866,728
Fees to directors and syndics	332,741	927,724	196,047	575,423

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	09/30/2022		09/30/2021
Description (contd.)	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Representation, travel and transportation expenses	149,037	358,429	87,668	226,377
Insurance	90,775	265,523	132,120	339,242
Hired administrative services	63,552	167,980	55,136	138,451
Stationery and office supplies	53,803	164,538	53,997	147,926
Leases	33,553	113,936	38,083	145,494
Other	279,488	754,837	263,460	761,191
Total	8,038,791	23,877,020	8,099,519	23,222,252

26.	OTHER OPERATING EXPENSES

	09/30/2022		09/30/2021
Description	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Turnover tax	9,328,663	25,190,693	7,285,789	22,170,181
For credit cards	3,805,791	10,887,470	3,394,268	8,763,768
Charges for other provisions	1,007,797	2,257,715	612,030	1,856,756
Deposit guarantee fund contributions	407,430	1,193,819	411,322	1,326,832
Donations	139,300	334,361	12,446	15,991
Interest on lease liabilities	79,524	255,263	93,214	279,498
Insurance claims	97,204	245,215	35,131	87,122
Taxes	59,521	239,054	148,918	526,663
Loss from sale or impairment of investments in properties and other non-financial assets			(23,668)	11,245
Loss from sale or impairment of property, plant and equipment	(1,891)	6,852
Other	2,007,202	5,495,006	1,720,704	5,089,315
Total	16,930,541	46,105,448	13,690,154	40,127,371

27.	ADDITIONAL DISCLOSURES IN THE STATEMENT OF CASH FLOWS

The statement of cash flows presents the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period. For the preparation of the statement of cash flows the Bank adopted the indirect method for operating activities and the direct method for investment activities and financing activities.

The Bank considers as “Cash and cash equivalents” the item Cash and Deposits in Banks and those financial assets that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

For the preparation of the statement of cash flows the Bank considered the following:

-	Operating activities: the normal revenue-producing activities of the Bank as well as other activities that cannot qualify as investing or financing activities.
-	Investing activities: the acquisition, sale and disposal by other means of long-term assets and other investments not included in cash and cash equivalents.
-	Financing activities: activities that result in changes in the size and composition of the shareholders´ equity and liabilities of the Bank and that are not part of the operating or investing activities.

The table below presents the reconciliation between the item “Cash and cash equivalents” in the statement of cash flows and the relevant accounting items of the statement of financial position:

Reconciliation	09/30/2022	12/31/2021	09/30/2021	12/31/2020
Cash and deposits in banks	193,015,892	278,718,961	296,035,815	287,014,999
Debt Securities at fair value through profit or loss		8,071	124,720
Other debt securities	417,715,778	220,829,190	238,640,028	322,556,658
Total	610,731,670	499,556,222	534,800,563	609,571,657

28.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital from December 31, 2019 to September 30, 2022, amounted to 639,413. See also Exhibit K.

29.	DEPOSIT GUARANTEE INSURANCE

Note 32 to the condensed consolidated interim financial statements describes the Deposit Guarantee Insurance System and the scope thereof.

Banco Macro SA holds a 7.7330% interest in the capital stock according to the percentages disclosed by BCRA Communiqué “B” 12305 issued on March 17, 2022.

30.	RESTRICTED ASSETS

As of September 30, 2022 and December 31, 2021 the following Bank’s assets are restricted:

Composition		09/30/2022	12/31/2021
Debt securities at fair value through profit or loss and other debt securities
•	Discount bonds in pesos regulated by Argentine legislation, maturing in 2033 for the minimum statutory guarantee account required for Agents to act in the new categories contemplated under Resolution No. 622/2013, as amended, of the CNV.	83,459	80,863
•	Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, securing the sectoral Credit Program of the Province of San Juan, production investment financing fund.	70,735	74,152
•	Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, securing the regional economies Competitiveness Program – IDB loan No. 3174/OC-AR.	28,595	29,976
•	Federal Government Treasury Bonds in pesos adjusted by CER 1.40%, maturity 03/27/2023, for the contribution to the Guarantee Fund II in BYMA according to section 45, Law 26831, and supplementary regulations established by CNV standards (NT 2013, as amended).	12,642	13,253
	Subtotal debt securities at fair value through profit or loss and other debt securities	195,431	198,244

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Composition		09/30/2022	12/31/2021
Other financial assets
•	Interests derived from contributions made as protector partner (1).	1,411,831	1,266,311
•	Sundry debtors – attachment within the scope of the claim filed by the DGR against the CABA for turnover tax differences.	827	1,373
	Subtotal Other financial assets	1,412,658	1,267,684

Financial assets delivered as a guarantee
•	Special guarantee checking accounts opened in the BCRA for transactions related to the electronic clearing houses and similar entities.	22,856,130	25,783,223
•	Guarantee deposits related to credit and debit card transactions.	3,238,440	2,188,631
•	For securities forward contracts.	388,501
•	Other guarantee deposits.	457,453	1,416,650
	Subtotal Financial assets delivered as guarantee	26,940,524	29,388,504

Other non-financial assets
•	Real property related to a call option sold.	2,094,025	359,416
	Subtotal other non-financial assets	2,094,025	359,416
Total		30,642,638	31,213,848

(1)	As of September 30, 2022 and December 31, 2021 it is related to the risk fund Fintech SGR and Garantizar SGR. In order to keep tax benefits related to these contributions, they must be maintained between two and three years from the date they were made.

31.	TRUST ACTIVITIES

Note 34 to the condensed consolidated interim financial statements describes the different trust agreements according to the business purpose sought by the Bank, which may be summarized as follows:

31.1	Financial trusts for investment purposes

As of September 30, 2022 and December 31, 2021, the debt securities with investment purposes and certificate of participation in financial trusts amounted to 1,151,575 and 881,683, respectively.

According to the latest accounting information available as of the date of issuance of these condensed separate interim financial statements, the corpus assets of the trusts exceed the carrying amount in the related proportions.

31.2	Trusts created using financial assets transferred by the Bank (Securitization)

As of September 30, 2022 and December 31, 2021, considering the latest available accounting information as of the date of issuance of these condensed separate interim financial statements, the assets managed through Macro Fiducia SAU of this type of trusts amounted to 11,680 and 15,950, respectively.

31.3	Trusts guaranteeing loans granted by the Bank

As of September 30, 2022 and December 31, 2021, considering the latest available accounting information as of the date of issuance of these condensed separate interim financial statements, the assets managed by the Bank amounted to 2,491,731 and 3,361,203, respectively.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

31.4	Trusts in which the Bank acts as Trustee (Management)

As of September 30, 2022 and December 31, 2021, considering the latest available accounting information as of the date of issuance of these condensed separate interim financial statements, the assets managed by the Bank amounted to 3,801,559 and 4,933,506, respectively.

32.	COMPLIANCE WITH CNV REGULATIONS

Considering Banco Macro SA’s current operations, and according to the different categories of agents established by CNV rules (as per General Resolution 622/2013, as amended), the Bank is registered with this agency as Agent for the Custody of Collective Investment Products of Mutual Funds (AC PIC FCI, for their acronyms in Spanish) – Comprehensive Depositary Company, clearing and settlement agent and trading agent (ALyC and AN – comprehensive for their acronyms in Spanish) and Guarantee Entity as described in note 35.1.1 to the condensed consolidated interim financial statements. Note 35.3 to the mentioned financial statements describes the number of shares subscribed by third parties and the assets held by the Bank in its capacity as depositary company.

Additionally, the Bank’s shareholders’ equity as of September 30, 2022 stated in Units of Purchasing Power (UVA, for its acronym in Spanish) amounted to 2,745,832,911 and exceeds the minimum amount required by such regulation for the different categories of agents in which the Bank is registered, amounting to 470,350 UVAs as of that date, and the minimum required statutory guarantee account of 235,175 UVAs, which the Bank paid-in with government securities as described in note 30 and the cash deposits in BCRA accounts 000285 and 80285 belonging to the Bank.

In addition, note 35.2 to the condensed consolidated interim financial statements presents the general policy of documents in custody, describing which information has been disclosed and delivered to third parties for custody.

33.	ACCOUNTING ITEMS THAT IDENTIFY THE COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

The items recognized by the Bank to constitute the minimum cash requirement effective for September 2022 are described in note 36 to the condensed consolidated interim financial statements.

34.	PENALTIES APPLIED TO THE ENTITY AND SUMMARY PROCEEDINGS INITIATED BY THE BCRA

Note 37 to the condensed consolidated interim financial statements describes the penalties applied and the summary proceedings filed by the BCRA against the Bank, classified as follows:

-	Summary proceedings filed by the BCRA.
-	Penalties applied by the BCRA.
-	Penalties applied by the UIF.

The Bank’s Management and its legal counsel consider no further significant accounting effects, other than those previously mentioned, should be recorded or disclosed.

35.	CORPORATE BONDS ISSUANCE

The corporate bonds liabilities recorded by the Bank are as follows:

Corporate Bonds	Original value		Residual face value as of 09/30/2022		09/30/2022	12/31/2021
Subordinated Resettable – Class A	USD	400,000,000	USD	400,000,000	61,115,494	69,777,753
Non-subordinated – Class E	USD	17,000,000	USD	17,000,000	2,495,901
Non-subordinated – Class B		$4,620,570,000				4,966,943
Total					63,611,395	74,744,696

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Note 38 to the condensed consolidated interim financial statements describes liabilities for corporate bonds recognized by the Bank.

36.	OFF BALANCE SHEET TRANSACTIONS

In addition to note 4, the Bank recognizes different off balance sheet transactions, pursuant to the BCRA standards. The composition of the amounts of the main off balance sheet transactions as of September 30, 2022 and December 31, 2021 is as follows:

Composition	09/30/2022	12/31/2021
Custody of government and private securities and other assets held by third parties	540,528,335	504,197,265
Preferred and other collaterals received from customers (1)	157,416,452	199,643,834
Outstanding checks not yet paid	21,284,661	13,467,261
Checks already deposited and pending clearance	20,831,725	18,514,022

(1)	Related to collaterals used to secure loans transactions and other financing, under the applicable rules in force on this matter.

37.	TAX AND OTHER CLAIMS

37.1.	Tax claims

Note 40.1 to the condensed consolidated interim financial statements describes the most relevant claims pending resolution and filed by the AFIP and the tax authorities of the relevant jurisdictions.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the abovementioned proceedings other than those disclosed in these condensed separate interim financial statements.

37.2.	Other claims

Note 40.2 to the condensed consolidated interim financial statements describes the most relevant claims pending resolution and filed by the different consumers’ associations.

The Bank’s Management and its legal counsel consider no further significant accounting effects could arise from the final outcome of the above mentioned proceedings other than those disclosed in these condensed separate interim financial statements.

38.	RESTRICTION ON DIVIDENDS DISTRIBUTION

Note 41 to the condensed consolidated interim financial statements describes the main legal provisions regulating the restriction on profit distribution.

39.	CAPITAL MANAGEMENT, CORPORATE GOVERNANCE TRANSPARENCY POLICY AND RISK MANAGEMENT

Note 42 to the condensed consolidated interim financial statements describes the main guidelines of the Bank as to capital management, corporate governance transparency policy and risk management.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022

(Translation of Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

40.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT AND FINANCIAL AND CAPITAL MARKET

The international and domestic macroeconomics environments in which the Bank operates, and its impacts are described in note 43 to the condensed consolidated interim financial statements.

41.	EFFECTS OF THE CORONAVIRUS (COVID-19) OUTBREAK

In early March 2020, the World Health Organization declared Coronavirus (Covid-19) a pandemic. This emergency situation over public health was worldwide expanded and several countries took different measures to contain the effects. This situation and the measures adopted have materially affected the international economy activity with different impacts on several countries and business lines and are detailed in note 44 to the condensed consolidated interim financial statements.

42.	EVENTS AFTER REPORTING PERIOD

No other significant events occurred between the end of the period and the issuance of these condensed separate interim financial statements that may materially affect the financial position or the profit and loss for the period, not disclosed in these condensed separate interim financial statements.

43.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These condensed separate interim financial statements are presented in accordance with the accounting framework established by the BCRA, as mentioned in note 3. These accounting standards may not conform to accounting principles generally accepted in other countries.

- 111 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

		Holdings				Position
		09/30/2022			12/31/2021	09/30/2022
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
- Local
Government securities
Federal government bonds in dual currency to discount - Maturity: 07-21-2023	9146		1	51,283,169		51,283,169		51,283,169
Federal government treasury bonds linked to dollar - Maturity: 04-28-2023	5928		1	44,047,368		44,047,368		44,047,368
Federal government bonds in dual currency at discount - Maturity: 09-29-2023	9147		1	19,527,775		19,527,775		19,527,775
Federal government bonds in dual at discount - Maturity: 06-30-2023	9145		1	14,499,960		14,499,960		14,499,960
Federal government bonds in dual at discount - Maturity: 02-28-2024	9156		1	10,232,679		10,232,679		10,232,679
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	5492		1	6,569,691	6,394,217	8,314,791		8,314,791
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2024	5493		1	6,117,231	6,161,110	6,117,231		6,117,231
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-06-2023	5324		1	4,252,432	2,843,218	4,252,432		4,252,432
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 02-17-2023	9111		1	3,900,735		3,900,735		3,900,735
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 01-20-2023	9105		1	2,995,057		3,250,985		3,250,985
Other				3,439,997	29,740,470	3,572,570		3,572,570
Subtotal local government securities				166,866,094	45,139,015	168,999,695		168,999,695
Private securities
Corporate Bonds Tarjeta Naranja S.A. C53 Series 01- Maturity: 04-05-2023	56056		3	442,223		442,223		442,223
Debt Securities in Financial Trusts Secubono			3	295,950	319,373	295,950		295,950
Debt Securities in Financial Trusts Confibono			3	294,414		294,414		294,414
Debt Securities in Financial Trusts Accicom Loans Personal			3	174,041		174,041		174,041
Debt Securities in Financial Trusts Surcos			3	120,868	214,843	120,868		120,868
Securities of companies of public services			3	3,731	4,907	3,731		3,731
Corporate Bonds Tarjeta Naranja S.A. C048- Maturity: 04-26-2022	55317				896,020
Corporate Bonds Ledesma S.A. C010 - Maturity: 05-27-2022	55500				419,488
Subtotal local private securities				1,331,227	1,854,631	1,331,227		1,331,227
TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS				168,197,321	46,993,646	170,330,922		170,330,922

- 112 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A

(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

		Holdings				Position
		09/30/2022			12/31/2021	09/30/2022
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES
Measured at fair value through other comprehensive income
- Local
Government securities
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 02-17-2023	9111		1	48,034,811		48,034,811		48,034,811
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2023	5492		1	26,791,487	17,295,005	26,791,487		26,791,487
Federal government treasury bonds in pesos adjusted by CER - Maturity: 08-13-2023	5497		1	10,979,606	5,141,636	10,979,606		10,979,606
Federal government treasury bonds in pesos adjusted by CER - Maturity: 03-25-2024	5493		1	4,434,393	5,575,945	4,434,393		4,434,393
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 01-20-2023	9105		1	3,746,182		3,746,182		3,746,182
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 03-06-2023	5324		1	1,134,785		1,134,785		1,134,785
Bonds of treasury of federal government in pesos adjusted by CER - Maturity: 07-26-2023	5405		1	352,448		352,448		352,448
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 10-21-2022	5969		1	38,874		38,874		38,874
Letters of National Estate in pesos adjusted by CER to discount - Maturity: 04-21-2023	9118		1	7,657		7,657		7,657
Bonds of federal government in dollars Step up - Maturity: 07-09-2030	5921		1	2,674	5,245	2,674		2,674
Other				3	178,607,146	3		3
Subtotal local government securities				95,522,920	206,624,977	95,522,920		95,522,920

Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-04-2022					35,740,313
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-27-2022					31,354,089
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-18-2022					30,952,438
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-11-2022					29,437,074
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-13-2022					29,065,810
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-25-2022					27,488,062
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-06-2022					26,387,053
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 01-20-2022					10,404,351
Subtotal Central Bank of Argentina Bills					220,829,190
Total Other debt securities measured at fair value through other comprehensive income				95,522,920	427,454,167	95,522,920		95,522,920

- 113 -	Delfín Jorge Ezequiel Carballo Chairperson

  EXHIBIT A

  (continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

		Holdings				Position
		09/30/2022			12/31/2021	09/30/2022
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
OTHER DEBT SECURITIES (continued)
Measured at amortized cost
- Local
Government securities
Federal government bonds in pesos - Maturity: 05-23-2027	9132	41,756,988	1	41,723,657		41,723,657		41,723,657
Discount bonds denominated in pesos at 5.83% - Maturity: 12-31-2033	45696	590,134	1	455,697	441,521	455,697		455,697
Treasury bills of Province of Neuquen in pesos Series 1 Class 1 - Maturity: 10-11-2022	42532	283,731	2	275,534		275,534		275,534
Treasury bills of Province of Río Negro Series 2 in pesos - Maturity: 06-15-2023	42555	217,510	2	194,447		194,447		194,447
Debt securities of Province of Río Negro in pesos - Maturity: 04-12-2023	42534	188,171	2	193,778		193,778		193,778
Bonds of treasury of federal government in pesos at 22% - Maturity: 05-21-2022	5496				37,774,131
Treasury bills of Province of Neuquen in pesos Series 1 Class 1 - Maturity: 04-07-2022	42382				517,749
Debt securities of Province of Río Negro in pesos - Maturity: 04-12-2022	42385				363,053
Treasury bill of Province of Río Negro Series 02 Class 01 - Maturity: 06-15-2022	42479				321,523
Treasury bill of Province of Río Negro Series 04 Class 01 - Maturity: 02-28-2022	42426				76,153
Subtotal local government securities				42,843,113	39,494,130	42,843,113		42,843,113

Central Bank of Argentina Bills
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-20-2022		55,048,796	2	54,491,770		54,491,770		54,491,770
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-27-2022		52,953,368	1	53,165,377		53,165,377		53,165,377
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-04-2022		52,379,887	2	52,357,803		52,357,803		52,357,803
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-06-2022		52,241,137	2	52,163,907		52,163,907		52,163,907
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-11-2022		51,884,003	2	51,682,301		51,682,301		51,682,301
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-13-2022		51,737,220	2	51,490,906		51,490,906		51,490,906
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-25-2022		52,116,868	2	51,471,871		51,471,871		51,471,871
Liquidity letters of Central Bank of Argentina in pesos - Maturity: 10-18-2022		50,820,465	1	50,891,843		50,891,843		50,891,843
Internal letters of BCRA exchange rate of reference to rate cero - Maturity – Maturity: 09-12-2023		4,677,470	2	4,677,470		4,677,470		4,677,470
Internal letters of BCRA exchange rate of reference to rate 0 - Maturity - Maturity: 09-13-2023		4,581,569	2	4,581,569		4,581,569		4,581,569
Other				22,497,441		22,497,441		22,497,441
Subtotal Central Bank of Argentina Bills				449,472,258		449,472,258		449,472,258

Central Bank of Argentina Notes
Liquidity notes of Central Bank of Argentina in pesos - Maturity: 11-21-2022		25,367,000	2	25,103,237		25,103,237		25,103,237
Liquidity notes of Central Bank of Argentina in pesos - Maturity: 01-04-2023		10,261,408	2	10,225,322		10,225,322		10,225,322
Subtotal Central Bank of Argentina Notes				35,328,559		35,328,559		35,328,559

Private securities
Corporate Bonds Vista Energy Argentina SAU Class 013 -Maturity: 08-08-2024	56207	897,481	2	434,001		434,001		434,001
Debt Securities in Financial Trusts Confibono Series 065 Class A - Maturity: 07-20-2023	56428	168,491	2	162,712		162,712		162,712
Corporate Bonds YPF SA Class 043 -Maturity: 10-21-2023	50939	85,846	2	73,146	92,514	73,146		73,146
Debt Securities in Financial Trusts Secubono Series 219 Class A - Maturity: 04-28-2023	56366	64,815	3	56,915		56,915		56,915
Debt Securities in Financial Trusts Accicom Loans Personal Series 11 Class A - Maturity: 12-20-2022	55645	4,489	3	2,241	32,149	2,241		2,241
Corporate Bonds Banco de la Ciudad de Buenos Aires Class 16 -Maturity: 12-05-2022	92655	1,065	2	1,143	5,980	1,143		1,143
Debt Securities in Financial Trusts Red Surcos Series 020 Class A - Maturity: 07-15-2022	55767				71,574
Debt Securities in Financial Trusts Secubono Series 209 Class A - Maturity: 05-30-2022	55616				51,280
Corporate Bonds Santander Río Bank S.A. Class 021 -Maturity: 01-26-2022	53219				44,261
Debt Securities in Financial Trusts Secubono Series 208 Class A - Maturity: 04-28-2022	55519				43,373
Other					97,550
Subtotal local private securities				730,158	438,681	730,158		730,158
Total Other debt securities measured at cost amortized				528,374,088	39,932,811	528,374,088		528,374,088
TOTAL OTHER DEBT SECURITIES				623,897,008	467,386,978	623,897,008		623,897,008

- 114 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT A
(continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

		Holdings				Position
		09/30/2022			12/31/2021	09/30/2022
Name	Identification	Fair Value	Fair value level	Book amounts	Book amounts	Position without options	Options	Final position
Equity Instruments
Measured at fair value through profit or loss
- Local
Mercado Abierto Electrónico SA			3	373,357	341,871	373,357		373,357
C.O.E.L.S.A			3	87,563	62,435	87,563		87,563
Matba Rofex SA			3	39,437	52,144	39,437		39,437
Sedesa			3	21,291	25,435	21,291		21,291
Provincanje SA			3	14,506	14,709	14,506		14,506
AC Inversora SA			3	10,178	16,903	10,178		10,178
Mercado a Término Rosario SA			3	7,414	12,313	7,414		7,414
Argencontrol SA			3	478	676	478		478
San Juan Tennis Club SA			3	437	726	437		437
Garantizar SGR			3	10	17	10		10
Other					2,975,636
Subtotal local				554,671	3,502,865	554,671		554,671
- Foreign
Banco Latinoamericano de Comercio Exterior SA			1	14,051	20,688	14,051		14,051
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales			3	4,696	4,617	4,696		4,696
Subtotal foreign				18,747	25,305	18,747		18,747
Total measured at fair value through profit or loss				573,418	3,528,170	573,418		573,418
TOTAL EQUITY INSTRUMENTS				573,418	3,528,170	573,418		573,418
TOTAL GOVERNMENT AND PRIVATE SECURITIES				792,667,747	517,908,794	794,801,348		794,801,348

- 115 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

COMMERCIAL	09/30/2022	12/31/2021
In normal situation	102,625,251	140,305,644
With senior “A” collateral and counter-collateral	15,974,625	19,039,261
With senior “B” collateral and counter-collateral	15,738,944	26,851,103
Without senior collateral or counter-collateral	70,911,682	94,415,280

Subject to special monitoring	212,770	3,539,375
In observation
With senior “A” collateral and counter-collateral		2,448
With senior “B” collateral and counter-collateral	166,985	2,928,331
Without senior collateral or counter-collateral	45,785	608,596

Troubled	1,190,075	1,244,331
With senior “B” collateral and counter-collateral	805,130	182,864
Without senior collateral or counter-collateral	384,945	1,061,467

With high risk of insolvency	289,945	191,746
With senior “A” collateral and counter-collateral		167,723
With senior “B” collateral and counter-collateral	138,650	11,451
Without senior collateral or counter-collateral	151,295	12,572

Subtotal Commercial	104,318,041	145,281,096

- 116 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

CONSUMER AND MORTGAGE	09/30/2022	12/31/2021
Performing	413,259,864	453,821,830
With senior “A” collateral and counter-collateral	31,341,606	31,724,461
With senior “B” collateral and counter-collateral	25,903,458	38,574,267
Without senior collateral or counter-collateral	356,014,800	383,523,102

Low risk	3,094,384	3,211,815
With senior “A” collateral and counter-collateral	81,198	104,346
With senior “B” collateral and counter-collateral	164,424	191,368
Without senior collateral or counter-collateral	2,848,762	2,916,101

Low risk - in special treatment	12,751	103,492
With senior “B” collateral and counter-collateral	941	33,960
Without senior collateral or counter-collateral	11,810	69,532

Medium risk	1,935,076	2,409,192
With senior “A” collateral and counter-collateral	64,450	15,315
With senior “B” collateral and counter-collateral	34,334	99,450
Without senior collateral or counter-collateral	1,836,292	2,294,427

High risk	2,305,831	2,759,263
With senior “A” collateral and counter-collateral	284,919	35,178
With senior “B” collateral and counter-collateral	90,498	187,221
Without senior collateral or counter-collateral	1,930,414	2,536,864

Irrecoverable	983,041	1,303,415
With senior “A” collateral and counter-collateral	26,535	31,860
With senior “B” collateral and counter-collateral	145,721	317,234
Without senior collateral or counter-collateral	810,785	954,321
Subtotal consumer and mortgage	421,590,947	463,609,007
Total	525,908,988	608,890,103

- 117 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT B

(continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING
BY SITUATION AND COLLATERAL RECEIVED
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

This exhibit discloses the contractual figures as established by the BCRA. The reconciliation with the separated statement of financial position is listed below:

	09/30/2022	12/31/2021
Loans and other financing	508,933,150	586,409,038
Added:
Allowances for loans and other financing	9,463,750	15,993,590
Adjustment amortized cost and fair value	1,581,969	1,875,796
Debt securities of financial trust - Measured at amortized cost	221,962	295,950
Corporate bonds	509,078	143,632
Subtract:
Interest and other accrued items receivable from financial assets with impaired credit value	(153,070)	(164,215)
Guarantees provided and contingent liabilities	5,352,149	4,336,312
Total computable items	525,908,988	608,890,103

- 118 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT C

CONCENTRATION OF LOANS AND FINANCING FACILITIES
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	09/30/2022		12/31/2021
Number of customers	Cut off balance	% of total portfolio	Cut off balance	% of total portfolio
10 largest customers	21,183,293	4.03	30,944,794	5.08
50 next largest customers	38,191,191	7.26	49,849,398	8.19
100 next largest customers	28,697,614	5.46	35,125,244	5.77
Other customers	437,836,890	83.25	492,970,667	80.96
Total (1)	525,908,988	100.00	608,890,103	100.00

(1) See reconciliation in Exhibit B.

- 119 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT D

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS SEPTEMBER 30, 2022
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		343,490	1,077,693	517,430				1,938,613
Financial sector		40,712	64,847	101,016	648,489	382,601	136,167	1,373,832
Non-financial private sector and foreign residents	2,356,520	220,253,327	59,966,971	69,032,655	97,031,748	100,391,731	136,636,633	685,669,585
Total	2,356,520	220,637,529	61,109,511	69,651,101	97,680,237	100,774,332	136,772,800	688,982,030

BREAKDOWN OF LOANS AND OTHER FINANCING BY TERMS
AS OF DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

		Remaining terms to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Non-financial government sector		385,065	1,036,199	808,697	2,043,754	793,411		5,067,126
Financial sector		424,688	1,106,267	62,145	215,670	1,210,599	222,641	3,242,010
Non-financial private sector and foreign residents	2,508,796	226,060,438	69,220,635	80,000,526	105,861,908	125,016,340	190,736,164	799,404,807
Total	2,508,796	226,870,191	71,363,101	80,871,368	108,121,332	127,020,350	190,958,805	807,713,943

This exhibit disclosures contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 120 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F

CHANGE OF PROPERTY, PLANT AND EQUIPMENT
AS OF SEPTEMBER 30, 2022
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

						Depreciation of the period
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Real property	79,597,069	50	165,512		456,888	8,000,948	(50,218)	0	1,299,446	9,250,176	70,969,293
Furniture and facilities	10,849,122	10	182,849	421	728,411	5,316,012	5	17	716,342	6,032,342	5,727,619
Machinery and equipment	15,592,212	5	1,028,586	259	693,409	10,761,221	(1,309)	55	1,693,660	12,453,517	4,860,431
Vehicles	2,171,101	5	290,779	120,981	(7,850	1,786,957	(596)	82,042	159,133	1,863,452	469,597
Work in progress	2,634,266		1,615,276		(2,236,910)						2,012,632
Right of use real property	6,236,190	5	597,447	57,388		3,486,418		33,220	886,374	4,339,572	2,436,677
Total property, plant and equipment	117,079,960		3,880,449	179,049	(366,052)	29,351,556	(52,118)	115,334	4,754,955	33,939,059	86,476,249

CHANGE OF PROPERTY, PLANT AND EQUIPMENT

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

						Depreciation for the fiscal year
Item	Original value at beginning of fiscal year	Total life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Real property	76,392,490	50	495,739	145,150	2,853,990	6,256,102	163,186	18,349	1,600,009	8,000,948	71,596,121
Furniture and facilities	9,835,118	10	310,160	2,407	706,251	4,394,046	222	808	922,552	5,316,012	5,533,110
Machinery and equipment	13,736,220	5	1,059,035	44,552	841,509	8,636,940	(1,168)	1,108	2,126,557	10,761,221	4,830,991
Vehicles	2,087,158	5	202,088	123,487	5,342	1,714,276	297	108,058	180,442	1,786,957	384,144
Work in progress	2,101,948		3,659,821		(3,127,503)						2,634,266
Right of use real property	5,174,212	5	1,048,706	13,396	26,668	2,238,676	1,215	7,132	1,253,659	3,486,418	2,749,772
Total property, plant and equipment	109,327,146		6,775,549	328,992	1,306,257	23,240,040	163,752	135,455	6,083,219	29,351,556	87,728,404

(1) During the fiscal year 2021, under this item transfers were made to Non-current assets held for sale.

- 121 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT F
(Continued)

CHANGE IN INVESTMENT PROPERTY
AS OF SEPTEMBER 30, 2022
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

						Depreciation of the period
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Leased properties	383,644	50	986		337,157	13,859	50,374		3,572	67,805	653,982
Other investment properties	422,590	50	8,263,377	17,003	20,166	32,862			4,327	37,189	8,651,941
Total investment property	806,234		8,264,363	17,003	357,323	46,721	50,374		7,899	104,994	9,305,923

CHANGE IN INVESTMENT PROPERTY
AS OF DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

						Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Leased properties	552,032	50			(168,388)	90,632	(82,382)		5,609	13,859	369,785
Other investment properties	1,582,382	50	4,726	38,721	(1,125,797)	105,599	(80,807)	6,452	14,522	32,862	389,728
Total investment property	2,134,414		4,726	38,721	(1,294,185)	196,231	(163,189)	6,452	20,131	46,721	759,513

- 122 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT G

CHANGE IN INTANGIBLE ASSETS

AS OF SEPTEMBER 30, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

						Depreciation of the period
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	Of the period	At the end	Residual value at the end of the period
Cost
Licenses	8,321,075	5	1,038,223		76,726	5,090,161	2,878		1,168,548	6,261,587	3,174,437
Other intangible assets	26,941,686	5	4,723,494	26,996	(67,997)	16,256,880	(1,134)	1,022	3,576,665	19,831,389	11,738,798
Total intangible assets	35,262,761		5,761,717	26,996	8,729	21,347,041	1,744	1,022	4,745,213	26,092,976	14,913,235

CHANGE IN INTANGIBLE ASSETS
AS OF DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

						Depreciation for the fiscal year
Item	Original Value at beginning of fiscal year	Useful life estimated in years	Increases	Decreases	Transfers	Accumulated	Transfers	Decrease	For the fiscal year	At the end	Residual value at the end of the fiscal year
Cost
Licenses	6,892,242	5	1,445,563		(16,730)	3,575,405	(563)		1,515,319	5,090,161	3,230,914
Other intangible assets	21,604,503	5	5,337,305	122		12,131,169			4,125,711	16,256,880	10,684,806
Total intangible assets	28,496,745		6,782,868	122	(16,730)	15,706,574	(563)		5,641,030	21,347,041	13,915,720

- 123 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021
(Translation of the Financial statements originally issued in Spanish – See Note 43)
(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	09/30/2022		12/31/2021
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest customers	188,428,869	16.88	76,136,594	7.84
50 next largest customers	121,988,886	10.93	59,915,575	6.17
100 next largest customers	54,640,973	4.89	37,588,623	3.87
Other customers	751,222,846	67.30	797,991,842	82.12
Total	1,116,281,574	100.00	971,632,634	100.00

- 124 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS

AS OF SEPTEMBER 30, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	986,987,946	93,402,203	58,856,373	11,461,337	416,704	2,667	1,151,127,230
From the non-financial government sector	130,179,068	6,418,253	859,182	3,740			137,460,243
From the financial sector	1,273,497						1,273,497
From the non-financial private sector and foreign residents	855,535,381	86,983,950	57,997,191	11,457,597	416,704	2,667	1,012,393,490

Derivative instruments	266	1,500	130				1,896
Repo transactions	351,649						351,649
Other financial institutions	351,649						351,649
Other financial liabilities	68,146,043	304,718	293,889	538,861	886,850	1,861,712	72,032,073
Financing received from the Central Bank of Argentina and other financial institutions	1,592,562	373,777	427,834	38,033			2,432,206
Issued corporate bonds		9,153	9,153	18,007	2,531,615		2,567,928
Subordinated corporate bonds		1,957,227		1,957,227	3,914,454	68,712,135	76,541,043
Total	1,057,078,466	96,048,578	59,587,379	14,013,465	7,749,623	70,576,514	1,305,054,025

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 125 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES FOR RESIDUAL TERMS

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	Remaining terms to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	881,225,250	86,774,336	10,698,221	913,569	71,855	2,099	979,685,330
From the non-financial government sector	88,773,856	3,509,200	1,965,076	4,328			94,252,460
From the financial sector	1,596,286						1,596,286
From the non-financial private sector and foreign residents	790,855,108	83,265,136	8,733,145	909,241	71,855	2,099	883,836,584

Derivative instruments			4,206				4,206
Other financial liabilities	95,608,983	289,569	258,010	423,630	624,217	826,468	98,030,877
Financing received from the Central Bank of Argentina and other financial institutions	390,331	303,835	22,451	13,814	9,506		739,937
Issued corporate bonds			5,218,021				5,218,021
Subordinated corporate bonds			2,267,129	2,267,131	4,534,260	81,858,992	90,927,512
Total	977,224,564	87,367,740	18,468,038	3,618,144	5,239,838	82,687,559	1,174,605,883

This exhibit discloses contractual future cash flows that include interests and charges to be accrued until maturity of the contracts.

- 126 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT J

CHANGES IN PROVISIONS

AS OF SEPTEMBER 30, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effects generated by provisions	09/30/2022
Provisions for eventual commitments	552,929	493,961			(309,397)	737,493
For Administrative, disciplinary and criminal penalties	829			0	(329)	500
Other	2,158,909	1,763,754		448,155	(1,092,670)	2,381,838
Total Provisions	2,712,667	2,257,715		448,155	(1,402,396)	3,119,831

CHANGES IN PROVISIONS

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

			Decreases
Item	Amounts at beginning of fiscal year	Increases	Reversals	Charge off	Monetary effects generated by provisions	12/31/2021
Provisions for eventual commitments	43,133	600,494		2,111	(88,587)	552,929
For Administrative, disciplinary and criminal penalties	1,800	69,138	419	69,047	(643)	829
Other	3,225,169	2,418,402		2,492,582	(992,080)	2,158,909
Total Provisions	3,270,102	3,088,034	419	2,563,740	(1,081,310)	2,712,667

- 127 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT K

COMPOSITION OF CAPITAL STOCK

AS OF SEPTEMBER 30, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 43)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

COMPOSITION OF CAPITAL STOCK

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

Shares				Capital Stock
Class	Stock number	Face value	Votes per share	Issued outstanding	Paid in
Registered common stock A	11,235,670	1	5	11,236	11,236
Registered common stock B	628,177,738	1	1	628,177	628,177
Total	639,413,408			639,413	639,413

- 128 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT L

 FOREIGN CURRENCY AMOUNTS

AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	09/30/2022					12/31/2021
	Total parent	Total per currency
Items	company and local branches	US dollar	Euro	Real	Other	Total
Assets
Cash and deposits in banks	158,940,280	158,039,255	543,213	33,072	324,740	195,179,941
Debt securities at fair value through profit or loss	139,663,677	139,663,677				89,742
Other financial assets	10,825,257	10,824,877	380			9,275,735
Loans and other financing	25,270,262	25,100,911	169,351			24,581,566
From the non-financial private sector and foreign residents	25,270,262	25,100,911	169,351			24,581,566
Other debt securities	32,193,155	32,193,155				48,700,537
Financial assets delivered as guarantee	3,099,561	3,099,561				3,385,716
Equity instruments at fair value through profit or loss	18,747	18,747				25,305
Investments in subsidiaries, associates and joint ventures	3,967,987	3,967,987				4,931,876
Total assets	373,978,926	372,908,170	712,944	33,072	324,740	286,170,418
Liabilities
Deposits	121,297,738	121,297,738				153,151,190
Non-financial government sector	5,353,794	5,353,794				12,748,607
Financial sector	1,163,742	1,163,742				1,263,117
Non-financial private sector and foreign residents	114,780,202	114,780,202				139,139,466
Other financial liabilities	7,696,427	7,570,370	100,852		25,205	7,943,585
Financing from the Central Bank and other financial institutions	1,767,044	1,579,130	187,914			459,041
Issued corporate bonds	2,495,901	2,495,901
Subordinated corporate bonds	61,115,494	61,115,494				69,777,753
Other non-financial liabilities	16,780	16,780				13,004
Total liabilities	194,389,384	194,075,413	288,766		25,205	231,344,573

- 129 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF SEPTEMBER 30, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

Type of contract	Purpose of the transactions performed	Underlying asset	Type of settlement	Negotiation environment or counter-party	Originally agreed weighted average term (months)	Residual weighted average term (months)	Weighted daily average term settlement of differences (days)	Amount (1)
Futures (2)	Intermediation - own account	Foreign currency	Daily settlement of differences	ROFEX (over-the-counter electronic market)	6	6	1	4,218,717
Forward (2)	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non financial sector	4	4	30	1,387,771
Repo transactions	Intermediation - own account	Local government securities	With delivery of underlying asset	Other countries of local	1	1		67,281,798
Options	Intermediation - own account	Other	With delivery of underlying asset	Over The Counter - Residents in Argentina - Non financial sector	30	24		2,044,880

(1) Related to the valuation of the underlying traded, disclosed in absolute values.

(2) Related to compensated operations forward (OCT).

- 130 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q

BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	Net financial Income/ (Loss)
	Mandatory measurement
Items	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
For measurement of financial assets at fair value through profit or loss
Gain from government securities	22,206,197	34,137,163	5,440,971	24,626,094
Gain from private securities	172,778	450,971	165,808	393,471
Gain from derivative financial instruments
Forward transactions	105,175	113,785
Loss from other financial assets	(13,058)	(27,037)	(2,048)	(13,911)
(Loss) / Gain from equity instruments at fair value through profit or loss	(62,888)	1,294,453	(267,885)	538,359
Gain from sales or decreases of financial assets at fair value	244,234	1,848,004	758,475	745,234
For measurement of financial liabilities at fair value through profit or loss
Loss from derivative financial instruments
Forward transactions			(130,859)	(141,566)
Total	22,652,438	37,817,339	5,964,462	26,147,681

- 131 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q

(Continued)

BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	Net financial Income/(Loss)
Interest and adjustment for the application of the effective interest rate of financial assets measured at amortized cost	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Interest income
for cash and bank deposits	96,952	120,025	5,327	16,972
for government securities	66,601,336	94,860,767	2,326,916	10,199,794
for debt securities	32,985	95,955	79,979	438,923
for loans and other financing
Non-financial public sector	298,480	1,007,116	658,605	2,498,856
Financial sector	83,071	310,517	254,254	892,100
Non-financial private sector
Overdrafts	6,544,130	14,862,092	3,317,071	9,996,895
Documents	6,170,692	15,063,583	4,237,944	10,589,012
Mortgage loans	8,503,223	23,762,184	5,488,585	19,057,528
Pledge loans	603,814	2,014,377	468,175	1,004,733
Personal loans	18,578,699	57,654,847	19,421,627	59,738,771
Credit cards	8,540,210	23,431,599	5,816,323	17,502,013
Financial leases	74,995	196,875	28,305	78,359
Other	5,916,865	16,048,320	5,885,593	19,891,278
for repo transactions
Central Bank of Argentina	3,831,747	5,102,792	4,000,824	11,298,769
Other financial institutions	72,482	272,727	9,875	73,709
Total	125,949,681	254,803,776	51,999,403	163,277,712
Interest expenses
for Deposits
Non-financial private sector
Checking accounts	(3,358,901)	(5,588,984)	(179,498)	(1,949,999)
Saving accounts	(905,783)	(2,287,310)	(475,546)	(1,548,239)
Time deposits and investments accounts	(68,034,033)	(151,206,175)	(34,484,201)	(112,008,860)
for financing received from Central Bank of Argentina and other financial institutions	(119,093)	(270,800)	(42,256)	(225,936)
for repo transactions
Other financial institutions	(87,471)	(787,748)	(134,538)	(389,473)
for other financial liabilities	(37,354)	(54,125)	(8,868)	(28,878)
for issued corporate bonds	-	(221,119)	(201,431)	(1,247,869)
for subordinated corporate bonds	(959,257)	(2,982,496)	(1,342,249)	(4,214,343)
Total	(73,501,892)	(163,398,757)	(36,868,587)	(121,613,597)

- 132 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT Q

(Continued)

BREAKDOWN OF STATEMENT OF INCOME

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2022 AND 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

	Income for the period		Other comprehensive income		Income for the period		Other comprehensive income
Interest and adjustment for the application of the effective interest rate of financial assets measured at fair value through other comprehensive income	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
from debt government securities	10,949,395	97,430,461	8,508,458	1,674,978	39,220,902	116,325,565	(456,407)	285,803
Total	10,949,395	97,430,461	8,508,458	1,674,978	39,220,902	116,325,565	(456,407)	285,803

	Income for the period
Items	Quarter ended 09/30/2022	Accumulated from beginning of year up to 09/30/2022	Quarter ended 09/30/2021	Accumulated from beginning of year up to 09/30/2021
Commissions income
Commissions related to obligations	9,016,186	27,089,451	8,828,971	25,015,264
Commissions related to credits	92,283	245,842	66,128	180,772
Commissions related to loans commitments and financial guarantees	1,900	3,011	1,794	4,467
Commissions related to securities value	119,024	389,269	119,765	342,567
Commissions for credit cards	5,340,493	16,166,060	5,303,276	15,210,202
Commissions for insurances	841,554	2,736,685	916,854	2,811,038
Commissions related to trading and foreign exchange transactions	328,972	1,031,141	399,522	1,110,747
Total	15,740,412	47,661,459	15,636,310	44,675,057
Commissions expenses
Commissions related to securities transactions	(1)	(1)
Commissions related to trading and foreign exchange transactions	(91,433)	(168,462)	(84,915)	(145,334)
Other
Commissions paid ATM exchange	(813,556)	(2,457,628)	(873,332)	(2,484,139)
Checkbooks commissions and compensating cameras	(302,317)	(855,439)	(285,255)	(786,968)
Commissions credit cards and foreign trade	(154,159)	(461,149)	(151,418)	(453,250)
Total	(1,361,466)	(3,942,679)	(1,394,920)	(3,869,691)

- 133 -	Delfín Jorge Ezequiel Carballo Chairperson

EXHIBIT R

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF SEPTEMBER 30, 2022

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

		Movements between stages of the period
			ECL of remanent life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by provisions	09/30/2022
Other financial assets	43,923	38,029			(27,866)	54,086
Loans and other financing	15,993,590	1,338,979	(2,474,532)	819,315	(6,213,602)	9,463,750
Other financial institutions	6,063	(252)			(2,100)	3,711
To the non-financial private sector and foreign residents
Overdrafts	1,175,864	196,021	1,188	(475,411)	(407,502)	490,160
Documents	1,596,951	311,558	(395,234)	429	(593,890)	919,814
Mortgage loans	3,318,448	(15,337)	(2,013,630)	710,337	(1,052,845)	946,973
Pledge loans	205,192	5,809	(4,415)	(22,076)	(78,079)	106,431
Personal loans	4,119,562	392,237	193,018	348,025	(1,833,458)	3,219,384
Credit cards	2,682,506	407,321	277,100	241,310	(1,252,458)	2,355,779
Financial leases	24,278	7,512	(123)	(3,929)	(10,368)	17,370
Other	2,864,726	34,110	(532,436)	20,630	(982,902)	1,404,128
Eventual commitments	552,929	425,492	63,724		(304,652)	737,493
Other debt securities	901	407			(426)	882
Total allowances	16,591,343	1,802,907	(2,410,808)	819,315	(6,546,546)	10,256,211

VALUE ADJUSTMENT FOR CREDIT LOSSES - ALLOWANCES FOR UNCOLLECTIBILITY RISK

AS OF DECEMBER 31, 2021

(Translation of the Financial statements originally issued in Spanish – See Note 43)

(Figures stated in thousands of pesos in terms of purchasing power of Argentine pesos as of September 30, 2022, except as otherwise indicated)

		Movements between stages for the fiscal year
			ECL of remanent life of financial asset
Item	Amounts at beginning of the fiscal year	ECL of the next 12 months	Financial instruments with a significant increase in credit risk	Financial instruments with impairment	Monetary effect generated by provisions	12/31/2021
Other financial assets	47,445	14,573			(18,095)	43,923
Loans and other financing	25,126,812	(4,050,988)	842,374	2,372,163	(8,296,771)	15,993,590
Other financial institutions	41,643	(25,851)			(9,729)	6,063
To the non-financial private sector and foreign residents
Overdrafts	1,718,957	201,892	113,720	(433,917)	(424,788)	1,175,864
Documents	1,340,158	434,458	299,005	12,128	(488,798)	1,596,951
Mortgage loans	1,887,449	82,389	1,788,437	301,541	(741,368)	3,318,448
Pledge loans	336,769	(4,685)	(66,116)	57,084	(117,860)	205,192
Personal loans	7,133,528	(1,372,830)	(552,870)	1,799,626	(2,887,892)	4,119,562
Credit cards	8,495,012	(2,940,747)	(1,294,960)	749,848	(2,326,647)	2,682,506
Financial leases	25,187	16,910	(7)	(10,718)	(7,094)	24,278
Other	4,148,109	(442,524)	555,165	(103,429)	(1,292,595)	2,864,726
Eventual commitments	43,133	511,895	75,645		(77,744)	552,929
Other debts securities	3,366	(1,797)			(668)	901
Total allowances	25,220,756	(3,526,317)	918,019	2,372,163	(8,393,278)	16,591,343

- 134 -	Delfín Jorge Ezequiel Carballo Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 27, 2023

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer